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Exhibit 1.1

        This document is important and requires your immediate attention. If you are in doubt as to how to deal with it, you should consult your investment dealer, stock broker, bank manager, lawyer or other professional advisor. The Offer has not been approved or disapproved by any securities regulatory authority nor has any securities regulatory authority passed upon the fairness or merits of the Offer or upon the adequacy of the information contained in this document. Any representation to the contrary is unlawful.

OFFER TO PURCHASE FOR CASH
all of the outstanding Common Shares of
CP SHIPS LIMITED
at a price of
U.S.$21.50 per Common Share
by
SHIP ACQUISITION INC.
a wholly-owned subsidiary of
TUI AG

The offer made hereunder (the "Offer") by Ship Acquisition Inc. (the "Offeror"), an indirect wholly-owned subsidiary of TUI AG ("TUI"), is for all of the issued and outstanding common shares (together with the associated Rights (as defined herein)), (collectively, the "Shares") of CP Ships Limited ("CP Ships") including Shares issuable pursuant to the exercise of outstanding options, warrants, convertible notes or other rights to acquire Shares. This Offer commences on the date hereof and is open for acceptance until 6:00 p.m. (Eastern time) on October 7, 2005 (the "Expiry Time") unless withdrawn or extended by the Offeror, and is conditional upon, among other things, that the number of Shares being validly deposited under the Offer and not withdrawn, at the Expiry Time, is such that those Shares constitute not less than 66 2/3% of the outstanding Shares on a fully diluted basis. This and other conditions to the Offer are described in Section 4 of the Offer to Purchase, "Conditions of the Offer". The Offer is made only for the Shares and is not made for any options, warrants, convertible notes or other rights to acquire Shares (other than the associated Rights). However, all persons holding CP Ships Options (as defined herein) will be entitled to exercise all of their CP Ships Options and deposit all Shares issued in connection therewith under the Offer.

The intention to make the Offer was announced on August 20, 2005. The Offer price per Share represents a premium of approximately 24.9% to the combined volume weighted average closing prices per Share on the Toronto Stock Exchange (the "TSX") and the New York Stock Exchange (the "NYSE") for the three-month period ended on August 19, 2005.

The Board of Directors of CP Ships (the "Board of Directors") has determined unanimously that the Offer is fair to the holders of Shares (the "Shareholders") and that the Offer is in the best interests of CP Ships and has resolved unanimously to RECOMMEND to the Shareholders that they ACCEPT the Offer and DEPOSIT their Shares under the Offer. The Board of Directors has received a fairness opinion from Morgan Stanley & Co. Limited and the Strategic Committee to the Board of Directors has received a fairness opinion from N M Rothschild & Sons Canada Securities Limited. Pursuant to a support agreement made August 20, 2005 between TUI and CP Ships (the "Support Agreement"), CP Ships has agreed to, among other things, support the Offer. See Section 4 of the Circular "Description of Support Agreement". Each of the directors and senior officers of CP Ships has indicated that he intends to deposit his Shares (including Shares underlying CP Ships Options and CP Ships Restricted Shares (as each is defined herein) held immediately prior to the Expiry Time) under the Offer and accept the Offer subject to the terms of the Support Agreement.

The Dealer Managers for the Offer are:

In Canada RBC Dominion Securities Inc. Citigroup Global Markets Canada Inc.	In the United States Citigroup Global Markets Inc. Greenhill & Co., LLC

August 30, 2005

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Shareholders who wish to accept the Offer must complete and execute the accompanying Letter of Transmittal (printed on blue paper) in accordance with the instructions set forth therein and deposit the completed Letter of Transmittal, together with the certificates representing the Shares being deposited and all other documents required by the Letter of Transmittal, at one of the offices of Computershare Investor Services Inc. (the "Depositary") or Computershare Trust Company of New York (the "U.S. Forwarding Agent") specified in the Letter of Transmittal at or prior to the Expiry Time. Alternatively, Shareholders may (1) accept the Offer in the United States by following the procedures for book-entry transfer of Shares described under Section 3 of the Offer to Purchase, "Manner of Acceptance — Acceptance by Book-Entry Transfer in the United States" or (2) accept the Offer where the certificates representing the Shares are not immediately available, or if the certificates and all of the required documents cannot be provided to the Depositary or the U.S. Forwarding Agent at or prior to the Expiry Time, by following the procedures for guaranteed delivery described under Section 3 of the Offer to Purchase, "Manner of Acceptance — Procedure for Guaranteed Delivery" using the accompanying Notice of Guaranteed Delivery (printed on green paper) or a facsimile thereof.

Questions and requests for assistance may be directed to the Dealer Managers, the Depositary, the U.S. Forwarding Agent or the Information Agent for the Offer. Additional copies of this document, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained without charge on request from the Information Agent at its office shown on the last page of this document.

Persons whose Shares are registered in the name of a stock broker, investment dealer, bank, trust company or other nominee should contact such stock broker, investment dealer, bank, trust company or other nominee for assistance in depositing their Shares.

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, the Offeror may, in its sole discretion, take such action as it may deem necessary to extend the Offer to Shareholders in any such jurisdiction.

Except as otherwise indicated, the information concerning CP Ships contained in the Offer to Purchase and Circular has been taken from or based upon publicly available documents and records on file with Canadian securities regulatory authorities, the United States Securities and Exchange Commission and other public sources. The Offeror has limited means of verifying the accuracy or completeness of any of the information contained herein that is derived from those filings or whether there has been any failure by CP Ships to disclose events that may have occurred or may affect the significance or accuracy of any information.

No broker, dealer, salesperson or other person has been authorized to give any information or make any representation other than those contained in this document and, if given or made, such information or representation must not be relied upon as having been authorized by TUI, the Offeror, the Dealer Managers, the Depositary, the U.S. Forwarding Agent or the Information Agent for the Offer.

In any jurisdiction in which the Offer is required to be made by a licensed broker or dealer, the Offer shall be made on behalf of the Offeror by brokers or dealers licensed under the laws of that jurisdiction.

Shareholders should be aware that acceptance of the Offer may have tax consequences in Canada, the United States and other jurisdictions. Such consequences for Shareholders who are resident in, or citizens of, Canada or the United States may not be fully described herein and such consequences under the tax laws of jurisdictions other than Canada and the United States for Shareholders who are resident in, or citizens of such jurisdictions are not described herein. See Section 15 of the Circular, "Certain Income Tax Considerations".

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NOTICE TO UNITED STATES SHAREHOLDERS

The enforcement by Shareholders of civil liabilities under the United States federal securities laws may be affected adversely by the fact that each of the Offeror and CP Ships is incorporated under the laws of New Brunswick, Canada, that all or a substantial portion of its assets are located outside the United States, that some or all of its directors and officers reside outside the United States, that some of the Dealer Managers or experts named in the Circular reside outside the United States and that all or a substantial portion of the assets of said persons may be located outside the United States. Shareholders may not be able to sue a foreign company or its officers or directors in a foreign court for violations of United States federal securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgement.

The Offer is made for securities of a Canadian issuer by a Canadian company and, while the Offer is subject to Canadian disclosure requirements, Shareholders should be aware that these requirements are different from those of the United States.

Shareholders should be aware that the Offeror or its affiliates, directly or indirectly, may bid for or make purchases of Shares or related securities of CP Ships during the period of the Offer, as permitted by applicable Law.

EXCHANGE RATE INFORMATION

All dollar references in the Offer are in United States dollars unless otherwise indicated. On August 29, 2005, the rate of exchange for the United States dollar, expressed in Canadian dollars, based on the Bank of Canada noon spot rate of exchange, was $1.00 = CDN$1.1957.

FORWARD-LOOKING STATEMENTS

This document may contain "forward-looking statements" relating to the acquisition of CP Ships and the future performance of TUI. Forward-looking statements are neither promises nor guarantees, but are subject to risks, uncertainties and other factors that may cause the actual results, performance or achievements of TUI, or developments in TUI's business or its industry, to differ materially from the anticipated results, performance, achievements or developments expressed or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to: (1) risks involved in the completion and integration of the acquisition; (2) expected cost savings from the acquisition may not be fully realized or realized within the expected time frame; (3) revenue of the combined company may be lower than expected; (4) costs or difficulties related to obtaining regulatory approvals for completing the acquisition and, following the acquisition, the integration of the companies may be greater than expected; (5) legislative or regulatory changes may adversely affect the businesses in which the companies are engaged; and (6) changes may occur in the securities or capital markets.

Forward-looking statements in this document are based on management's beliefs and opinions at the time the statements are made, and there should be no expectation that these forward-looking statements will be updated or supplemented as a result of changing circumstances or otherwise, and TUI and the Offeror disavow and disclaim any obligation to do so.

i

DEFINITIONS

        In the Summary, Offer to Purchase and the Circular, unless the context is inconsistent therewith, the following terms shall have the meanings set forth below. Certain other defined terms are used in a limited manner in the Offer to Purchase and the Circular and have the meanings indicated at their first usage.

"Acquisition Proposal" means any merger, amalgamation, take-over bid, tender offer, arrangement, recapitalization, liquidation, dissolution, share exchange, material sale of assets (or any lease, long term supply agreement or other arrangement having the same economic effect as a material sale of assets), any material sale of securities of CP Ships or rights or interests therein or thereto, or similar transactions involving CP Ships and/or its subsidiaries, or a proposal or offer to do so, or any modification or proposed modification of any of the foregoing, excluding the Offer or any transaction to which TUI or an affiliate of TUI is a party;

"affiliate" has the meaning ascribed thereto in the OSA;

"Agent's Message" has the meaning ascribed thereto in Section 3 of the Offer to Purchase, "Manner of Acceptance — Acceptance by Book-Entry Transfer in the United States";

"AMF" means l'Autorité des marchés financiers (Québec);

"ARC" has the meaning ascribed thereto under Section 14 of the Circular, "Regulatory Matters";

"associate" has the meaning ascribed thereto in the OSA;

"Board of Directors" means the board of directors of CP Ships;

"Book-Entry Confirmation" has the meaning ascribed thereto in Section 3 of the Offer to Purchase, "Manner of Acceptance — Acceptance by Book-Entry Transfer in the United States";

"Business Day" means any day, other than a Saturday, Sunday and a statutory holiday in Toronto, Ontario, Canada; London, England; New York, New York, United States of America; or Hanover, Germany;

"Circular" means the take-over bid circular accompanying the Offer to Purchase and forming part of the Offer;

"Close of Business" on any given date shall mean the time on such date (or, if such date is not a Business Day, the time on the next Business Day) at which the principal office of the transfer agent for the Shares in Toronto, Ontario (or after the Separation Time, the principal office of the Rights Agent in Toronto, Ontario) is closed to the public;

"Commissioner" means the Commissioner of Competition appointed under the Competition Act;

"Common Shares" means the common shares in the capital of CP Ships issued and outstanding at any time during the Offer Period;

"Competition Act" means the Competition Act (Canada), as amended from time to time;

"Compulsory Acquisition" means a compulsory acquisition by the Offeror, directly or indirectly, of the Shares not deposited under the Offer pursuant to the provisions of Section 133 of the NBBCA as such section may be amended;

"Compulsory Acquisition Condition" has the meaning ascribed thereto in Section 7 of the Offer to Purchase, "Acquisition of Shares Not Deposited";

"Confidentiality Agreement" means the agreement dated July 22, 2005 between TUI and CP Ships providing TUI access to confidential information of CP Ships;

"Contract" means any contract, agreement, license, franchise, lease, arrangement, commitment, understanding or other right or obligation to which CP Ships or any of its subsidiaries is a party or by which CP Ships or any of its subsidiaries is bound or affected or to which any of their respective properties or assets is subject;

"Convertible Notes" means the $200,000,000 aggregate principal amount of 4% convertible senior subordinated notes due March 1, 2024 issued by CP Ships pursuant to the indenture between CP Ships and The Bank of New York, as trustee, dated as of February 24, 2004;

"CP Ships" means CP Ships Limited, a corporation continued under the NBBCA;

"CP Ships Option" means an option to purchase Shares;

"CP Ships Restricted Share" means a Share allocated to an eligible director or employee of CP Ships or one of its subsidiaries pursuant to the terms of the Employee Stock Option Plan of CP Ships and subject to the restrictions imposed by CP Ships at the time of allocation;

"CP Ships Share Purchase Plans" means the Directors' Share Compensation Plan and the Employee Share Purchase Plan of CP Ships;

"CP Ships Stock Option Plans" means the Directors' Stock Option Plan and the Employee Stock Option Plan of CP Ships;

"CRA" means the Canada Revenue Agency;

"Dealer Managers" means, collectively, RBC Dominion Securities Inc., Citigroup Global Markets Canada Inc., Citigroup Global Markets Inc. and Greenhill & Co., LLC;

"Depositary" means Computershare Investor Services Inc.;

"Depositary Agreement" means the agreement dated as of August 30, 2005 between the Offeror and the Depositary;

"Directors' Circular" means the accompanying directors' circular dated August 30, 2005 of the Board of Directors;

"Disclosure Letter" means that certain letter dated as of the date of the Support Agreement delivered to TUI by CP Ships and signed by Ian Webber;

"Dissenting Offeree" has the meaning ascribed thereto in Section 8 of the Circular, "Acquisition of Shares Not Deposited — Compulsory Acquisition";

"distributions" has the meaning ascribed thereto in Section 3 of the Offer to Purchase, "Manner of Acceptance — General";

"dollars" or "$" means United States dollars, unless otherwise expressly stated;

"Effective Date" means the date on which TUI first takes up and pays for Shares deposited to the Offer, except that if TUI takes up and pays for, in aggregate, more than 50% of the Shares, "Effective Date" means the date on which a majority of the directors of CP Ships are individuals nominated by TUI;

"Effective Time" means 12:01 a.m. (Eastern time) on the Effective Date;

"Eligible Institution" means a Canadian Schedule I chartered bank, a major trust company in Canada, a member of the Securities Transfer Agents Medallion Program, a member of the Stock Exchanges Medallion Program or a member of the New York Stock Exchange, Inc. Medallion Signature Program (members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the National Association of Securities Dealers or banks and trust companies in the United States);

"Expiry Date" means October 7, 2005 or such later date or dates as may be fixed by the Offeror from time to time pursuant to Section 5 of the Offer to Purchase, "Extension and Variation of the Offer";

"Expiry Time" means 6:00 p.m. (Eastern time) on the Expiry Date, or such later time or times as may be fixed by the Offeror from time to time pursuant to Section 5 of the Offer to Purchase, "Extension and Variation of the Offer";

"Fairness Opinion" means the opinion of Morgan Stanley to the Board of Directors dated August 20, 2005 or the opinion of N M Rothschild to the Strategic Committee of the Board of Directors dated August 20, 2005, as the case may be, in each case, to the effect that, as of such date, the cash to be offered to the Shareholders pursuant to the Support Agreement is fair, from a financial point of view, to such Shareholders, copies of which are attached to the Directors' Circular as Schedules A and B, respectively;

"Financial Contract" means a Contract that creates, governs or guarantees, or that is otherwise entered into in connection with or with respect to, Financial Indebtedness;

"Financial Indebtedness" means in relation to a person (the "debtor"), an obligation or liability (contingent or otherwise) of the debtor (a) for borrowed money (including overdrafts and including amounts in respect of principal, premium, interest or any other sum payable in respect of borrowed money) or for the deferred purchase price of property or services, (b) under any loan, stock, bond, note, debenture or other similar instrument or debt security, (c) under any acceptance credit, bankers' acceptance, guarantee, letter of credit or other similar facilities, (d) under any conditional sale, hire purchase or title retention agreement with respect to property, under any capitalized lease arrangement, under any sale and lease back arrangement or under any lease or any other agreement having the commercial effect of a borrowing of money or treated as a finance lease or capital lease in accordance with applicable accounting principles, (e) under any foreign exchange transaction, any interest or currency swap transaction, any fuel or commodity hedging transaction or any other kind of derivative transaction, (f) in respect of any counter-indemnity obligation in respect of a guarantee, indemnity, bond, standby or documentary letter of credit or any other instrument issued by a bank or financial institution, (g) in respect of preferred stock (namely capital stock of any class that is preferred as to the payment of dividends or distributions, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution, over the capital stock of any other class) or redeemable capital stock (namely any class or series of capital stock that, either by its terms, by the terms of any security into which it is convertible or exchangeable or by contract or otherwise, is, or upon the happening of an event or passage of time would be, required to be redeemed on a specified date or is redeemable at the option of the holder thereof at any time, or is convertible into or exchangeable for debt securities at any time), or (h) for any amount raised under any transaction similar in nature to those described in paragraphs (a) to (g) of this definition, or otherwise having the commercial effect of borrowing money, or (i) under a guarantee, indemnity or similar obligation entered into by the debtor in respect of an obligation or liability of another person which would fall within paragraphs (a) to (h) of this definition if the references to the debtor referred to the other person; for greater certainty, Financial Indebtedness includes obligations and liabilities of another person which would fall within paragraphs (a) to (h) of this definition where such obligations or liabilities are secured by (or where such other person has a right to require that such obligations or liabilities be secured by) a security interest over any property of the debtor even though the debtor has not assumed or become liable for the payment of such obligations or liabilities and receivables sold, assigned, or discounted;

"Flip-In Event" has the meaning ascribed thereto in Section 7 of the Circular, "Shareholder Rights Plan — Flip-In Event";

"fully diluted basis" means, with respect to the number of outstanding Shares at any time, the number of outstanding Shares assuming that all options, warrants, Convertible Notes and other rights to acquire Shares (other than the Rights) have been exercised in full;

"Governmental Entity" means (a) any multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign, (b) any subdivision, agent or authority of any of the foregoing or (c) any quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

"Hapag Lloyd" means Hapag Lloyd Container Linie GmbH;

"High Yield Notes" means the $200,000,000 aggregate principal amount of 10.375% senior notes due July 15, 2012 issued by CP Ships pursuant to the trust indenture between CP Ships and The Bank of New York, as trustee, dated as of July 3, 2002;

"HSR Act" means the United States Hart-Scott-Rodino Antitrust Improvements Act (§ 7A of the Clayton Act), as amended from time to time;

"including" means including without limitation, and "include" and "includes" have a corresponding meaning;

"Information Agent" means MacKenzie Partners, Inc.;

"insider" has the meaning ascribed thereto in the OSA;

"Investment Canada Act" means the Investment Canada Act (Canada), as amended;

"Law" or "Laws" means all international trade agreements, codes and conventions, laws, by-laws, statutes, rules, regulations, principles of law and equity, orders, rulings, ordinances, judgements, injunctions, determinations, awards, decrees or other requirements and the terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity or self-regulatory authority (including either of the TSX or the NYSE), and the term "applicable" with respect to such Laws and in a context that refers to one or more parties, means such Laws as are applicable to such party or its business, undertaking, property or securities and emanate from a person having jurisdiction over the party or parties or its or their business, undertaking, property or securities;

"Letter of Transmittal" means the letter of acceptance and transmittal in the form accompanying the Offer to Purchase and the Circular (printed on blue paper);

"Material Adverse Effect" means, when used in connection with a person, any change, effect, event, occurrence or state of facts (or any effect, development, occurrence or state of facts involving a prospective change) that is, or could reasonably be expected to be, material and adverse to the business, assets, rights, liabilities, capitalization, operations, results of operations or financial condition of that person and its subsidiaries, taken as a whole, other than any change, effect, event, occurrence or state of facts resulting from (i) the announcement of the execution of the Support Agreement or the transactions contemplated thereby, (ii) changes in the global economy or securities markets in general, (iii) changes in the worldwide shipping business in general, or (iv) the commencement, occurrence or continuation of any war, armed hostilities or acts of terrorism and which, in the case of a change, effect, event, occurrence or state of facts resulting from the circumstances referred to in clause (ii), (iii) or (iv), does not have a materially disproportionate effect on that person and its subsidiaries, taken as a whole;

"material fact", "material change" and "misrepresentation" have the meanings ascribed thereto in the OSA;

"Minimum Condition" has the meaning ascribed thereto in Section 4 of the Offer to Purchase, "Conditions of the Offer";

"Morgan Stanley" means Morgan Stanley & Co. Limited, financial advisor to the Board of Directors;

"NBBCA" means the Business Corporations Act (New Brunswick) and the regulations made thereunder, as promulgated or amended from time to time (or such other corporate statute that is CP Ships' governing corporate statute at the relevant time);

"N M Rothschild" means N M Rothschild & Sons Canada Securities Limited, financial advisor to the Strategic Committee of the Board of Directors;

"Non-Threshold Financial Contract" means Financial Contracts (i) which in aggregate govern Financial Indebtedness of CP Ships or any of its subsidiaries the aggregate amount or value of which is less than $15,000,000 or its equivalent in other currencies, and (ii) in respect of which, individually or in the aggregate, any default under or the termination of such Financial Contract, any security interest securing such Financial Contract becoming enforceable, CP Ships or any of its subsidiaries becoming obliged to pay or repay any indebtedness under such Financial Contract prior to its stated maturity (or becoming liable to do so upon demand) or any party to such Financial Contract having any right (whether immediately or following the giving of notice, the lapse of time or the fulfillment of any other condition) to accelerate, place on demand or require the payment or repayment of any indebtedness of CP Ships or any of its subsidiaries under such Financial Contract prior to its stated maturity or to terminate, cancel or suspend its commitment or any of its obligations under such Financial Contract would not result in a Material Adverse Effect on CP Ships or TUI;

"Notice of Guaranteed Delivery" means the notice of guaranteed delivery in the form accompanying the Offer to Purchase and the Circular (printed on green paper);

"NYSE" means the New York Stock Exchange;

"Offer" means the offer to purchase made hereby by the Offeror to the Shareholders;

"Offer Period" means the period commencing on the date hereof and ending at the Expiry Time;

"Offeror" means Ship Acquisition Inc., a corporation incorporated under the NBBCA, being an indirect wholly-owned subsidiary of TUI;

"Offeror's Notice" has the meaning ascribed thereto in Section 8 of the Circular, "Acquisition of Shares Not Deposited — Compulsory Acquisition";

"OSA" means the Securities Act (Ontario) and the rules, regulations and published policies made thereunder as now in effect and as they may be promulgated or amended from time to time;

"OSC" means the Ontario Securities Commission;

"Outside Date" means January 31, 2006, subject to the right of either TUI or CP Ships under the Support Agreement to postpone the Outside Date by 30 days if the Regulatory Approvals have not been obtained and have not been denied by a non-appealable decision of a Governmental Entity, by giving written notice to the other to such effect no later than 5:00 p.m. (Eastern time) on the date that is 15 days prior to the original Outside Date, or such later date as may be agreed to in writing by TUI and CP Ships);

"Permitted Bid" has the meaning ascribed thereto in Section 7 of the Circular, "Shareholder Rights Plan — Permitted Bid and Competing Permitted Bid";

"person" includes an individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

"Plan of Arrangement" means the plan of arrangement that occurred on October 1, 2001, whereby, among other things, certain container shipping interests were distributed by Canadian Pacific Limited to a newly created subsidiary company, namely CP Ships, and whereby Canadian Pacific Limited then distributed its investment in CP Ships to its common shareholders on the basis of one new common share in CP Ships for four old Canadian Pacific Limited common shares;

"Policy Q-27" means the regulation entitled Policy Statement No. Q-27 — "Protection of Minority Securityholders in the Course of Certain Transactions" of the AMF, as the same may be amended;

"Purchased Securities" has the meaning ascribed thereto in Section 3 of the Offer to Purchase, "Manner of Acceptance — General";

"Regulations" has the meaning ascribed thereto in Section 8 of the Circular, "Acquisition of Shares Not Deposited — Subsequent Acquisition Transaction";

"Regulatory Approvals" means those sanctions, rulings, consents, orders, exemptions, permits and other approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of Governmental Entities in Canada, the United States, European Union, China, Mexico and Turkey, as set out in Schedule A to the Support Agreement;

"Response Period" has the meaning ascribed thereto in Section 4 of the Circular, "Description of Support Agreement — Acceptance of Superior Proposal";

"Rights" means the rights issued pursuant to the Rights Plan;

"Rights Agent" means Computershare Investor Services Inc. as rights agent under the Rights Plan;

"Rights Certificates" has the meaning ascribed thereto in Section 7 of the Circular, "Shareholder Rights Plan — Trading of Rights";

"Rights Plan" means the shareholder rights plan of CP Ships evidenced by the Rights Plan Agreement;

"Rights Plan Agreement" has the meaning ascribed thereto in Section 7 of the Circular, "Shareholder Rights Plan";

"Rule 61-501" means OSC Rule 61-501 — Insider Bids, Issuer Bids, Business Combinations and Related Party Transactions, as the same may be amended;

"SEC" means the United States Securities and Exchange Commission;

"Separation Time" has the meaning ascribed thereto in Section 7 of the Circular, "Shareholder Rights Plan — Separation Time";

"Shareholders" means holders of Shares;

"Shares" means the Common Shares and includes, as part of each Share, the Right attached thereto pursuant to the Rights Plan;

"Soliciting Dealer" has the meaning ascribed thereto in Section 19 of the Circular, "Financial Advisors, Dealer Managers and Soliciting Dealer Group";

"Soliciting Dealer Group" means the soliciting dealer group to be formed and managed by one or more Dealer Managers for the purpose of soliciting acceptances of the Offer, as referred to in Section 19 of the Circular, "Financial Advisors, Dealer Managers and Soliciting Dealer Group";

"Subsequent Acquisition Transaction" means any proposed statutory arrangement, amalgamation, merger, reorganization, consolidation, recapitalization or other transaction involving CP Ships and/or its subsidiaries and TUI or an affiliate of TUI which, if successfully completed, will result in TUI owning, directly or indirectly, all of the Shares as contemplated in Section 8 of the Circular, "Acquisition of Shares Not Deposited — Subsequent Acquisition Transaction";

"subsidiary" means, with respect to a specified body corporate, any body corporate of which more than 50% of the outstanding shares ordinarily entitled to elect a majority of the board of directors thereof (whether or not shares of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency) are at the time owned directly or indirectly by such specified body corporate and shall include any body corporate, partnership, joint venture or other entity over which such specified body corporate exercises direction or control or which is in a like relation to a subsidiary;

"Superior Proposal" means an agreement, understanding or arrangement in respect of a bona fide, written Acquisition Proposal, received by the Board of Directors after August 20, 2005, that:

  (a)
  did not result from a breach of any agreement between the person making such Acquisition Proposal and CP Ships or any of its subsidiaries, or the non-solicitation provision of the Support Agreement;

  (b)
  is not subject to a due diligence access condition that requires access to the books, records and personnel of CP Ships or any of its subsidiaries or their representatives beyond 5:00 p.m. (Eastern Time) on the tenth Business Day after which access is afforded to the person making the Acquisition Proposal (provided, however, the foregoing shall not restrict the ability of such person to continue to review information provided);

  (c)
  involves not less than 50.1% of the outstanding Shares or 50.1% of the consolidated assets of CP Ships; and

  (d)
  in respect of which the Board of Directors determines in its good faith judgment (after consultation with its financial advisors and its outside counsel) that there is a substantial likelihood that any required financing will be obtained and that the Acquisition Proposal would, if consummated in accordance with its terms, result in a transaction that: (A) is reasonably capable of completion in accordance with its terms without undue delay, taking into account all legal, financial, regulatory and other aspects of such Acquisition Proposal and the person making such Acquisition Proposal and (B) is more favourable to Shareholders than the Offer;

"Support Agreement" means the support agreement dated August 20, 2005 between TUI and CP Ships;

"Take-Up Date" has the meaning ascribed thereto in Section 3 of the Offer to Purchase, "Manner of Acceptance — General";

"Tax Act" means the Income Tax Act (Canada), as amended from time to time;

"TUI" means TUI AG, a stock corporation incorporated under the laws of Germany;

"TUI Group" means TUI and its subsidiaries;

"TSX" means the Toronto Stock Exchange;

"U.S. Forwarding Agent" means Computershare Trust Company of New York; and

"United States Holders" has the meaning ascribed thereto in Section 15 of the Circular, "Certain Income Tax Considerations — United States Federal Income Tax Considerations".

SUMMARY

        The following is a summary only and is qualified by the detailed provisions contained in the Offer to Purchase and the Circular. Shareholders are urged to read the Offer to Purchase and the Circular in their entirety.

The Offer

        The Offeror is offering, upon the terms and subject to the conditions of the Offer, to purchase all of the issued and outstanding Shares, including Shares issuable pursuant to the exercise of outstanding options, warrants, Convertible Notes or other rights to acquire Shares, on the basis of a cash payment of $21.50 for each Share. The agreement by TUI to make the Offer was announced on August 20, 2005. The Offer price per Share represents a premium of approximately 24.9% to the combined volume weighted average closing prices per Share on the TSX and the NYSE for the three-month period ended on August 19, 2005. The obligation of the Offeror to take up and pay for Shares pursuant to the Offer is subject to certain conditions. See Section 4 of the Offer to Purchase, "Conditions of the Offer".

Recommendation

        The Board of Directors has determined unanimously that the Offer is fair to the Shareholders and that the Offer is in the best interests of CP Ships and has resolved unanimously to recommend to the Shareholders that they accept the Offer and deposit their Shares under the Offer. The Board of Directors has received a Fairness Opinion from Morgan Stanley and the Strategic Committee to the Board of Directors has received a Fairness Opinion from N M Rothschild. Pursuant to the Support Agreement, CP Ships has agreed to, among other things, support the Offer. See Section 4 of the Circular; "Description of Support Agreement". Each of the directors and senior officers of CP Ships has indicated that he intends to deposit his Shares (including Shares underlying CP Ships Options and CP Ships Restricted Shares held immediately prior to the Expiry Time) under the Offer and accept the Offer subject to the terms of the Support Agreement.

Fairness Opinions

        Morgan Stanley, the financial advisor engaged by the Board of Directors in connection with the Offer, has delivered a Fairness Opinion to the Board of Directors in which Morgan Stanley has determined that as of August 20, 2005, and subject to the matters and assumptions set forth in its opinion, the cash to be offered to the Shareholders pursuant to the Support Agreement was fair, from a financial point of view, to such Shareholders. Shareholders are urged to read such Fairness Opinion, included as Schedule A to the accompanying Directors' Circular, in its entirety.

        N M Rothschild, the financial advisor engaged by the Strategic Committee of the Board of Directors in connection with the Offer, has delivered a Fairness Opinion to the Strategic Committee in which N M Rothschild has determined that as of August 20, 2005, and subject to the matters and assumptions set forth in its opinion, the consideration to be offered to Shareholders pursuant to the Offer was fair, from a financial point of view, to such Shareholders. Shareholders are urged to read such Fairness Opinion, included as Schedule B to the Directors' Circular, in its entirety.

The Offeror and TUI

        The Offeror, an indirect wholly-owned subsidiary of TUI, was incorporated under the NBBCA on August 16, 2005 and has been organized solely for the purpose of making the Offer and has not otherwise carried on any activities to date other than those incidental to its formation and the making of the Offer. The registered office of the Offeror is located at Suite 400, 371 Queen Street, Fredericton, New Brunswick, Canada E3B 1B1. The principal executive office of the Offeror is located at 199 Bay Street, Suite 2800, Commerce Court West, Toronto, Ontario, Canada M5L 1A9.

        TUI is a Hanover-based listed stock corporation incorporated under the laws of Germany. It is the parent company of the TUI Group. The TUI Group's core businesses are tourism and shipping. In tourism, the

TUI Group's activities include tour operating, leisure and business travel agency services, charter and low-cost airline services, and accommodation in TUI Group-owned hotels. Through subsidiaries, TUI also operates a passenger cruise line (Hapag Lloyd Kreuzfahrten), which services the premium market in German-speaking Europe with four cruise ships.

        The TUI Group's shipping activities are comprised of Hapag Lloyd which is active in the shipping business as an international container shipping line offering global door-to-door and port-to-port containerized cargo services under the Hapag Lloyd brand through a fleet of 57 container ships on 23 trade lanes as at June 30, 2005. In addition, Hapag Lloyd AG, through a joint venture, provides port terminal services in Hamburg-Altenwerder (Germany). In 2004, Hapag Lloyd transported a total cargo volume of approximately 2.4 million twenty foot equivalent ("teu"), the standard measure of volume in the container industry. Its total container ship capacity was 216,000 teu as at June 30, 2005.

        TUI shares are traded on numerous German trading floor systems and in the Xetra electronic trading system. TUI shares have been included in the DAX30, the German stock index, since 1990. See Section 1 of the Circular, "The Offeror and TUI".

        As of the date hereof, neither TUI nor the Offeror owns any Shares. See Section 9 of the Circular, "Beneficial Ownership of, Trading in Securities and Acceptance of the Offer."

CP Ships

        CP Ships has been amalgamated and is subsisting under the NBBCA in connection with the Plan of Arrangement. CP Ships is a container shipping company, offering its customers door-to-door as well as port-to-port containerized services for the international transportation of a broad range of industrial and consumer goods, including raw materials, semi-manufactured and finished goods. It operates a fleet of 82 ships in 22 trade lanes focusing on the following principal markets: TransAtlantic, Australasia, Latin America and Asia. The Shares are listed and posted for trading on the TSX and the NYSE under the symbol TEU. See Section 2 of the Circular, "CP Ships".

Purpose of the Offer

        The purpose of the Offer is to enable the Offeror to acquire all of the Shares. See Section 3 of the Circular, "Background to and Reasons for the Offer — Purpose of the Offer and Plans for CP Ships" and Section 8 of the Circular, "Acquisition of Shares Not Deposited — Subsequent Acquisition Transaction".

Support Agreement

        On August 20, 2005, TUI and CP Ships entered into the Support Agreement. The Support Agreement contains, among other things, covenants of TUI relating to the making of the Offer, covenants of CP Ships relating to steps to be taken to support the Offer, covenants of CP Ships relating to the conduct of CP Ships' business pending the completion of the Offer, covenants of CP Ships not to solicit any Acquisition Proposals, representations of CP Ships and TUI and provisions relating to the payment of a fee to TUI in certain circumstances related to the termination of the Support Agreement and the Offer. See Section 4 of the Circular, "Description of Support Agreement".

Time for Acceptance

        The Offer is open for acceptance until 6:00 p.m. (Eastern time) on October 7, 2005 or such later time and date to which the Offer may be extended, unless withdrawn by the Offeror. See Section 2 of the Offer to Purchase, "Time for Acceptance".

Manner of Acceptance

        A Shareholder wishing to accept the Offer must deposit the certificate(s) representing such holder's Shares in respect of which the Offer is being accepted, together with a properly completed and duly executed Letter of Transmittal (printed on blue paper) or a manually signed facsimile thereof, at one of the offices of the Depositary or the U.S. Forwarding Agent specified in the Letter of Transmittal at or prior to the Expiry Time. Instructions are contained in the Letter of Transmittal which accompanies the Offer.

        Shareholders whose Shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee may request such broker, investment dealer, bank, trust company or other nominee to take the necessary steps to deposit such Shares under the Offer.

        If a Shareholder wishes to deposit Shares pursuant to the Offer and the certificates representing the Shares are not immediately available, or if the certificates and all of the required documents cannot be provided to the Depositary or the U.S. Forwarding Agent at or prior to the Expiry Time, such Shares nevertheless may be deposited validly under the Offer in compliance with the procedures for guaranteed delivery using the accompanying Notice of Guaranteed Delivery (printed on green paper). See Section 3 of the Offer to Purchase, "Manner of Acceptance — Procedure for Guaranteed Delivery".

        Shareholders may also accept the Offer in the United States by following the procedures for book-entry transfer, provided that a Book-Entry Confirmation of the transfer of the Shareholder's Shares into the Depositary's account at The Depository Trust Company together with an Agent's Message in respect thereof and other required documents are received by the Depositary at its office in Toronto prior to the Expiry Time. See Section 3 of the Offer to Purchase, "Manner of Acceptance — Acceptance by Book-Entry Transfer in the United States".

        The Offer is made only for Shares and is not made for any options, warrants, Convertible Notes or other rights to acquire Shares (other than the Rights). Any holder of such options, warrants, Convertible Notes or other rights (other than the Rights) who wishes to accept the Offer should, to the extent permitted by the terms of such securities and applicable Law, exercise the options, warrants, Convertible Notes or other rights and deposit the Shares obtained on the exercise of such options, warrants, Convertible Notes or other rights in accordance with the Offer. Any such exercise must be sufficiently in advance of the Expiry Time to ensure that Shares and associated Rights will be available for deposit no later than the Expiry Time or in sufficient time to comply with the procedures referred to in Section 3 of the Offers to Purchase, "Manner of Acceptance — Procedure for Guaranteed Delivery".

Conditions of the Offer

        The Offeror reserves the right to withdraw or terminate the Offer and not take up and pay for any Shares deposited under the Offer unless all of the conditions described in Section 4 of the Offer to Purchase, "Conditions of the Offer", are satisfied or waived by TUI at or prior to the Expiry Time. Such conditions include, without limitation, a condition that there shall have been validly deposited under the Offer and not withdrawn at the Expiry Time that number of Shares which represents not less than 66 2/3% of the Shares outstanding on a fully-diluted basis as at the Expiry Time and a condition that all Regulatory Approvals shall have been obtained or concluded or, in the case of waiting or suspensory periods, shall have expired or been terminated, each on terms and conditions satisfactory to TUI in its reasonable judgement.

Take-up and Payment of Deposited Shares

        If all the conditions referred to under Section 4 of the Offer to Purchase, "Conditions of the Offer", have been fulfilled or waived by TUI at or prior to the Expiry Time, the Offeror will, unless the Offeror shall have withdrawn or terminated the Offer, become obligated to take up the Shares deposited under the Offer and not withdrawn as soon as practicable and, in any event, not later than ten days from the Expiry Time and to pay for the Shares taken up as soon as possible, but in any event not later than three business days (within the meaning of the OSA) after taking up the Shares. In accordance with applicable Law, the Offeror will take up and pay for

Shares deposited under the Offer after the date on which it first takes up Shares deposited under the Offer within ten days of the deposit of such securities. The Offeror will pay for Shares validly deposited under the Offer and not withdrawn by providing the Depositary, which will act as agent for depositing Shareholders for the purposes of receiving payment from the Offeror, with sufficient funds (by bank transfer or other means satisfactory to the Depositary) for transmittal to depositing Shareholders. Settlement with each Shareholder who has deposited Shares under the Offer will be made by the Depositary forwarding a cheque, payable in United States dollars, to such Shareholder. See Section 6 of the Offer to Purchase, "Take Up of and Payment for Deposited Shares".

Withdrawal of Deposited Shares

        Deposits of Shares pursuant to the Offer may be withdrawn only as provided in Section 7 of the Offer to Purchase, "Withdrawal of Deposited Shares".

Acquisition of Shares Not Deposited Under the Offer

        If the Offeror takes up and pays for all Shares validly deposited under the Offer, the Offeror intends to exercise its statutory right of Compulsory Acquisition, if available, to acquire all Shares not deposited under the Offer. If such statutory right is not available, the Offeror intends to seek to cause a meeting of the Shareholders to be held to consider a Subsequent Acquisition Transaction, whereby, if approved by Shareholders, the Offeror would acquire any Shares not deposited under the Offer. See Section 8 of the Circular, "Acquisition of Shares Not Deposited — Subsequent Acquisition Transaction".

        The Offer is made only for the Shares and is not made for any options, warrants, Convertible Notes or other rights to acquire Shares (other than the Rights). Holders of options, warrants, Convertible Notes or other rights (other than the Rights) to acquire Shares who wish to accept the Offer should, to the extent permitted by the term thereof, make the necessary arrangements to fully exercise.

De-listing of Shares

        If permitted by applicable Law, subsequent to completion of the Offer and any Compulsory Acquisition or any Subsequent Acquisition Transaction, the Offeror intends to delist the Shares from the TSX and the NYSE. TUI intends to cause CP Ships to cease to be a reporting issuer under the securities laws of Canada and the United States at such time as applicable securities Laws permit it to do so. See Section 3 of the Circular, "Background to and Reasons for the Offer — Purpose of the Offer and Plans for CP Ships" and Section 12 of the Circular, "Trading in Shares to be Acquired".

CP Ships Stock Option Plans

        In connection with the Offer and in accordance with the CP Ships Stock Option Plans, the vesting of all unvested CP Ships Options will be accelerated so that such CP Ships Options may be exercised and the resulting Shares deposited under the Offer. See Section 3 of the Circular, "Background to and Reasons for the Offer — CP Ships Stock Option Plans".

        Alternatively, certain of the directors and executive officers may consent to the cancellation of their CP Ships Options immediately prior to the Expiry Time in consideration for a payment in cash per CP Ships Option equal to the difference between $21.50 and the exercise price thereof, such amount being payable following the date on which the Offeror takes up and pays for Shares under the Offer.

High Yield Notes and Convertible Notes

        CP Ships has outstanding $200,000,000 aggregate principal amount of Convertible Notes and $200,000,000 aggregate principal amount of High Yield Notes. If the Offeror takes up Shares under the Offer, TUI intends to cause CP Ships to redeem the High Yield Notes following the take-up of the Shares at the redemption price provided for in the indenture governing the High Yield Notes, namely an amount equal to 100% of the principal amount of the High Yield Notes, plus a redemption premium calculated in the manner provided for in such indenture and accrued and unpaid interest to the redemption date. In addition, CP Ships will be required under the indenture governing the Convertible Notes, within 30 business days after the Offeror acquires all or substantially all of the Shares under the Offer, to mail an offer to purchase for cash all outstanding Convertible Notes at a price equal to 100% of the principal amount of such Convertible Notes plus any accrued and unpaid interest to but excluding the purchase date. The Directors' Circular states that at the present trading price of the Shares the conversion right under the Convertible Notes is not operative. See Section 3 of the Circular, "Background to and Reasons for the Offer — High Yield Notes and Convertible Notes".

Market Price of the Shares

        The Offer price per Share represents a premium of approximately 24.9% to the combined volume weighted average closing prices per Share on the TSX and the NYSE for the three-month period ended on August 19, 2005, the last trading day prior to the announcement of TUI's intention to make the Offer.

Regulatory Matters

        The acquisition of the Shares by the Offeror is subject to the regulatory requirements discussed in Section 14 of the Circular, "Regulatory Matters".

Income Tax Considerations

        The sale of Shares under the Offer will be a disposition for Canadian federal income tax purposes. See Section 15 of the Circular, "Certain Income Tax Considerations — Canadian Federal Income Tax Considerations". In general, Canadian residents who hold their Shares as capital property will realize a capital gain (or capital loss) to the extent that the proceeds of disposition received for the Shares exceed (or are less than) the total of the adjusted cost base thereof and any reasonable costs of disposition.

        The sale of Shares under the Offer will be a taxable disposition for United States federal income tax purposes. See Section 15 of the Circular, "Certain Income Tax Considerations — United States Federal Income Tax Considerations". In general, United States Holders who hold their Shares as capital assets will realize a capital gain (or capital loss) to the extent that the net proceeds of disposition received for the Shares exceed (or are less than) the adjusted tax basis thereof. Such capital gain or loss will be a long-term capital gain or loss if such holder has held his or her Shares as capital assets for more than one year.

        Shareholders should consult their own tax advisors for advice with respect to the tax consequences to them of accepting the Offer or of any Compulsory Acquisition or Subsequent Acquisition Transaction.

Depositary, U.S. Forwarding Agent and Information Agent

        Computershare Investor Services Inc. is acting as Depositary under the Offer. Computershare Trust Company of New York is acting as U.S. Forwarding Agent under the Offer. MacKenzie Partners, Inc. is acting as Information Agent under the Offer. The Depositary and the U.S. Forwarding Agent will receive deposits of certificates representing the Shares and accompanying Letters of Transmittal and other documents at the offices specified therein. The Depositary will also be responsible for receiving Notices of Guaranteed Delivery at the office specified therein, giving certain notices, if required, and making payment for all Shares purchased by the Offeror under the Offer. The Information Agent will be responsible for providing information to Shareholders resident in Canada and the United States. See Section 17 of the Circular, "Depositary, U.S. Forwarding Agent and Information Agent".

Financial Advisors, Dealer Managers and Soliciting Dealer Group

        TUI has retained Citigroup Global Markets Limited and Greenhill & Co. International LLP to act as its co-lead financial advisors in connection with the Offer. Citigroup Global Markets Inc., a U.S. affiliate of Citigroup Global Markets Limited, and Greenhill & Co., LLC, a U.S. affiliate of Greenhill & Co.

International LLP, have been retained to serve as the Dealer Managers for the Offer in the United States. RBC Dominion Securities Inc. and Citigroup Global Markets Canada Inc. have been retained to serve as the Dealer Managers for the Offer in Canada, and RBC Dominion Securities Inc. will form a soliciting dealer group consisting of members of the Investment Dealers Association of Canada and the TSX to solicit acceptances of the Offer in Canada. The Offeror has agreed to pay to each member of the Soliciting Dealer Group whose name appears in the appropriate space in the Letter of Transmittal accompanying a deposit of Shares a fee of $0.15 for each such Share deposited and taken up by the Offeror under the Offer subject to limits on the amounts payable in respect of any single depositing Shareholder.

        Depositing Shareholders will not be obligated to pay any brokerage fee or commission with respect to the purchase of Shares by the Offeror pursuant to the Offer if they accept the Offer by depositing their Shares directly with the Depositary or the U.S. Forwarding Agent or by utilizing the services of any member of the Soliciting Dealer Group to accept the Offers. If a depositing Shareholder owns Shares through a broker or other nominee and such broker or nominee deposits Shares on the Shareholder's behalf, the broker or nominee may charge a fee for performing this service. Except as set forth above, the Offeror will not pay any fees or commissions to any broker or dealer or any other person for soliciting deposits of Shares pursuant to the Offer (other than to certain Dealer Managers, the Soliciting Dealers and the Depositary and the U.S. Forwarding Agent). See Section 19 of the Circular, "Financial Advisors, Dealer Managers and Soliciting Dealer Group".

Legal Advisors

        TUI has retained Blake, Cassels & Graydon LLP and Wilmer Cutler Pickering Hale and Dorr LLP as its legal advisors in connection with the Offer. CP Ships has retained McCarthy Tétrault LLP. Sidley Austin Brown & Wood LLP and Constant & Constant Solicitors as its legal advisors in connection with the Offer. The Strategic Committee of the Board of Directors retained Fasken Martineau DuMoulin LLP as its legal advisor in connection with the Offer.

OFFER TO PURCHASE

        The accompanying Circular, Letter of Transmittal (printed on blue paper) and Notice of Guaranteed Delivery (printed on green paper) which are incorporated into and form part of the Offer, contain important information that should be read carefully before making a decision with respect to the Offer.

August 30, 2005

TO:  HOLDERS OF COMMON SHARES OF CP SHIPS LIMITED

1.     The Offer

        The Offeror hereby offers to purchase, upon the terms and subject to the conditions hereinafter specified, all of the issued and outstanding Shares, including Shares which may become outstanding on the exercise of options, warrants, Convertible Notes or other rights to acquire Shares, on the basis of a cash payment of $21.50 for each Share net to the seller in cash, less any required withholding taxes and without interest. The Offer price per Share represents a premium of approximately 24.9% to the combined volume weighted average closing prices per Share on the TSX and the NYSE for the three-month period ended on August 19, 2005, the last trading day prior to the announcement of TUI's intention to make the Offer.

        Holders of Shares who have deposited Shares to the Offer will be deemed to have deposited the Rights associated with such Shares. No additional payment will be made for the Rights and no amount of the consideration to be paid by the Offeror will be allocated to the Rights.

        The Offer is made only for Shares and is not made for any options, warrants, Convertible Notes or other rights to acquire Shares (other than the Rights). Any holder of such options, warrants, Convertible Notes or other rights (other than the Rights) who wishes to accept the Offer should, to the extent permitted by the terms of such securities and applicable Law, exercise the options, warrants, Convertible Notes or other rights and deposit the Shares obtained on the exercise of such options, warrants, Convertible Notes or other rights in accordance with the Offer. Any such exercise must be sufficiently in advance of the Expiry Time to ensure that Shares will be available for deposit no later than the Expiry Time or in sufficient time to comply with the procedures referred to in Section 3 of the Offers to Purchase, "Manner of Acceptance — Procedure for Guaranteed Delivery".

        All Shareholders who deposit their Shares under the Offer will assign and will be deemed to have, assigned to the Offeror the amount of any dividends or other distributions declared or paid by CP Ships on the Shares on or after the date of the Offer other than the dividend declared on August 11, 2005. Accordingly, Shareholders who deposit their Shares under the Offer which are taken up and paid for by the Offeror pursuant to the Offer will not receive any further dividends or distributions from CP Ships. Such assignment of dividends may have Canadian and United States federal income tax consequences not discussed under the heading "Certain Income Tax Considerations" in the Circular. See Section 3 of the Offer to Purchase, "Manner of Acceptance — General".

        Depositing Shareholders will not be obliged to pay brokerage fees or commissions if they accept the Offer by depositing their Shares directly with the Depositary or if they use the services of the Dealer Managers or a member of the Soliciting Dealer Group to accept the Offer. See Section 19 of the Circular, "Financial Advisors, Dealer Managers and Soliciting Dealer Group".

        The accompanying Circular, Letter of Transmittal and Notice of Guaranteed Delivery, which are incorporated into and form part of the Offer, contain important information which should be read carefully before making a decision with respect to the Offer.

2.     Time for Acceptance

        The Offer is open for acceptance for the period commencing on the date hereof and ending at 6:00 p.m. (Eastern time) on October 7, 2005, or until such later time or times and date or dates as may be fixed by the Offeror from time to time pursuant to Section 5 of the Offer to Purchase, "Extension and Variation of the Offer", unless withdrawn by the Offeror.

3.     Manner of Acceptance

  Letter of Transmittal

        The Offer may be accepted by delivering to the Depositary or the U.S. Forwarding Agent at one of the offices listed in the Letter of Transmittal (printed on blue paper) so as to be received by the Depositary or the U.S. Forwarding Agent, as applicable, not later than the Expiry Time:

  (a)
  the certificate or certificates representing the Shares in respect of which the Offer is being accepted;

  (b)
  a Letter of Transmittal in the form accompanying the Offer, or a manually signed facsimile thereof, properly completed and duly executed as required by the instructions set out in such Letter of Transmittal; and

  (c)
  any other relevant documents required by the instructions set out in such Letter of Transmittal.

        Except as otherwise provided in the instructions set out in the Letter of Transmittal or as may be permitted by the Offeror, the signature on the Letter of Transmittal must be guaranteed by an Eligible Institution. If a Letter of Transmittal is executed by a person other than the registered holder of the certificate(s) deposited therewith, the certificate(s) must be endorsed, or be accompanied by an appropriate share transfer power of attorney duly and properly completed, by the registered holder, with the signature on the endorsement panel or share transfer power guaranteed by an Eligible Institution.

        Alternatively, Shares may be deposited in compliance with the procedures set forth below for guaranteed delivery.

        Unless waived by the Offeror, Shareholders are required to deposit one Right for each Common Share in order to effect a valid deposit of such Common Share. If the Separation Time does not occur prior to the Expiry Time, a deposit of Common Shares will also constitute a deposit of the associated Rights. If the Separation Time occurs prior to the Expiry Time and Rights Certificates are distributed by CP Ships to Shareholders prior to the time that a holder's Common Shares are deposited pursuant to the Offer, in order for the Common Shares to be validly deposited, Rights Certificate(s) representing Rights equal in number to the number of Common Shares deposited must be delivered to the Depositary or the U.S. Forwarding Agent, as applicable. If the Separation Time occurs prior to the Expiry Time and Rights Certificates are not distributed by the time that a Shareholder deposits its Common Shares pursuant to the Offer, the Shareholder may deposit its Rights before receiving Rights Certificate(s) by using the guaranteed delivery procedure described below. In any case, a deposit of Common Shares constitutes an agreement by the depositing Shareholder to deliver Rights Certificate(s) representing Rights equal in number to the number of Common Shares deposited pursuant to the Offer to the Depositary or U.S. Forwarding Agent, as applicable, within three Business Days after the date, if any, that Rights Certificate(s) are distributed. The Offeror reserves the right to require, if the Separation Time occurs before the Expiry Time, that the Depositary or the U.S. Forwarding Agent receive, prior to taking up the Shares for payment pursuant to the Offer, Rights Certificate(s) from a Shareholder representing Rights equal in number to the Common Shares deposited by such holder.

  Procedure for Guaranteed Delivery

        If a Shareholder wishes to deposit Shares pursuant to the Offer and (i) the certificates representing such Shares are not immediately available, or (ii) the certificates and all other required documents cannot be delivered to the Depositary or the U.S. Forwarding Agent at or prior to the Expiry Time, those Shares nevertheless may be deposited validly under the Offer provided that all of the following conditions are met:

  (a)
  the deposit is made by or through an Eligible Institution;

  (b)
  a Notice of Guaranteed Delivery (printed on green paper) in the form accompanying the Offer or a facsimile thereof, properly completed and duly signed, is received by the Depositary at or prior to the Expiry Time at the Toronto office of the Depositary as set forth in the accompanying Notice of Guaranteed Delivery;

  (c)
  the certificate(s) representing deposited Shares, and, if the Separation Time has occurred prior to the Expiry Time and Rights Certificates have been distributed to Shareholders prior to the Expiry Time, the certificate(s) representing the deposited Rights, each in proper form for transfer, together with a Letter of Transmittal or a facsimile thereof, properly completed and duly signed, and all other documents required by the Letter of Transmittal, are received by the Toronto office of the Depositary at or prior to 5:00 p.m. (Eastern time) on the third trading day on the TSX after the Expiry Time; and

  (d)
  in the case of Rights where the Separation Time has occurred prior to the Expiry Time but Rights Certificates have not been distributed to Shareholders prior to the Expiry Time, the certificate(s) representing the deposited Rights, in proper form for transfer together with a Letter of Transmittal or a facsimile thereof, properly completed and duly executed, covering the deposited Rights, and all other documents required by the Letter of Transmittal are received by the Toronto office of the Depositary at or prior to 5:00 p.m. (Eastern time) on the third trading day on the TSX after Rights Certificates are distributed to Shareholders.

        The Notice of Guaranteed Delivery may be delivered by hand or transmitted by facsimile transmission or mailed to the Depositary at its Toronto office as specified in the Notice of Guaranteed Delivery and must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery. Delivery to any office other than the Toronto office of the Depositary does not constitute delivery for purposes of satisfying a guaranteed delivery.

  Acceptance by Book-Entry Transfer in the United States

        Shareholders may also accept the Offer in the United States by following the procedures for book-entry transfer, provided that confirmation of a book-entry transfer of such Shares (a "Book-Entry Confirmation") into the Depositary's account at The Depository Trust Company, together with an Agent's Message in respect thereof or a properly completed and duly executed Letter of Transmittal and any other required documents, are received by the Depositary at its office in Toronto prior to the Expiry Time. The Depositary has established an account at The Depository Trust Company for the purpose of the Offer. Any financial institution that is a participant in The Depository Trust Company's systems may cause The Depository Trust Company to make a book-entry transfer of a holder's Shares into the Depositary's account in accordance with The Depository Trust Company's procedures for such transfer. However, as noted above, although delivery of Shares may be effected through book-entry transfer at The Depository Trust Company, either a Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent's Message in lieu of a Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary, at its office in Toronto prior to the Expiry Time. Delivery of documents to The Depository Trust Company in accordance with its procedures does not constitute delivery to the Depositary.

        The term "Agent's Message" means a message, transmitted by The Depository Trust Company to, and received by, the Depositary and forming part of a Book-Entry Confirmation, which states that The Depository Trust Company has received an express acknowledgement from the participant in The Depository Trust Company depositing the Shares which are the subject of such Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal as if executed by such participant and that the Offeror may enforce such agreement against such participant.

  General

        In all cases, payment for Shares deposited and taken up by the Offeror will be made only after timely receipt of certificates representing such Shares (or Book-Entry Confirmation) together with a properly completed and duly executed Letter of Transmittal accompanying the Offer, or a manually signed facsimile thereof, covering such Shares with the signatures guaranteed in accordance with the instructions in the Letter of Transmittal (or, in the case of Shares deposited by book-entry transfer in the United States, an Agent's Message) and any other required documents.

        The method of delivery of certificates representing Shares, the Letter of Transmittal and all other required documents is at the option and risk of the person depositing the same. The Offeror recommends that such documents be delivered by hand to the Depositary or the U.S. Forwarding Agent, as applicable, and a receipt obtained or, if mailed, that registered mail with return receipt requested be used and that proper insurance be obtained.

        Shareholders whose Shares are registered in the name of an investment dealer, stock broker, bank, trust company or other nominee should contact such nominee if they wish to accept the Offer.

        The execution of a Letter of Transmittal (or, in the case of Shares deposited by book-entry transfer in the United States, an Agent's Message) irrevocably appoints each officer of the Depositary and each officer of the Offeror and any other person designated by the Offeror in writing as the true and lawful agents, attorneys and attorneys-in-fact and proxies of the holder of the Shares covered by the Letter of Transmittal, or on whose behalf an Agent's Message is sent, with respect to Shares (including the associated Rights) registered in the name of the holder in the appropriate register of holders maintained by or on behalf of CP Ships and deposited pursuant to the Offer and purchased by the Offeror (the "Purchased Securities"), and with respect to any and all dividends (other than any cash dividend, distribution or payment in respect of which a reduction in the price of the Offer is made pursuant to the provisions of Section 9 of the Offer to Purchase entitled "Changes in Capitalization, Distributions and Liens" in the Offer to Purchase), distributions, payments, securities, rights (including Rights), warrants, assets or other interests (collectively, "distributions"), which may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Purchased Securities on or after the date of the Offer, except as otherwise indicated in Section 9 of the Offer to Purchase, "Changes in Capitalization, Distributions and Liens".

        The power of attorney granted irrevocably upon execution of a Letter of Transmittal (or, in the case of Shares deposited by book-entry transfer in the United States, an Agent's Message) shall be effective on and after the date that the Offeror takes up and pays for Purchased Securities (the "Take-Up Date"), with full power of substitution and resubstitution in the name of and on behalf of such holder of Purchased Securities (such power of attorney, coupled with an interest, being irrevocable) to: (i) transfer ownership of the Purchased Securities and any distributions on the account books maintained by The Depository Trust Company, together, in any such case, with all accompanying evidence of transfer and authenticity, to or upon the order of the Offeror; (ii) register or record the transfer of Purchased Securities and distributions on the registers of CP Ships; (iii) execute and deliver, as and when requested by the Offeror, any instruments of proxy, authorization or consent in form and on terms satisfactory to the Offeror in respect of such Purchased Securities and distributions, revoke any such instrument, authorization or consent or designate in such instrument, authorization or consent any person or persons as the proxy of such holder in respect of the Purchased Securities and distributions for all purposes including, without limitation, in connection with any meeting (whether annual, special or otherwise or any adjournment thereof) of securityholders; (iv) execute and negotiate any cheques or other instruments representing any distributions payable to the holder of such Purchased Securities and distributions; and (v) exercise any rights of a holder of Purchased Securities and distributions with respect to such Purchased Securities and distributions, all as set forth in the Letter of Transmittal.

        Furthermore, a holder of Purchased Securities who executes a Letter of Transmittal, or on whose behalf an Agent's Message is sent, agrees, effective on and after the Take-Up Date, not to vote any of the Purchased Securities or any distributions at any meeting (whether annual, special or otherwise or any adjournment thereof) of Shareholders consisting of securities and, except as may otherwise be agreed with the Offeror, not to exercise any of the other rights or privileges attached to the Purchased Securities or any distributions, and agrees to execute and deliver to the Offeror any and all instruments of proxy, authorizations or consents, in form and on terms satisfactory to the Offeror, in respect of the Purchased Securities or any distributions and to designate in any such instruments of proxy the person or persons specified by the Offeror as the proxy or the proxy nominee or nominees of the holder of the Purchased Securities or any distributions. Upon such appointment, all prior proxies given by the holder of such Purchased Securities or any distributions with respect thereto shall be revoked and no subsequent proxies may be given by such person with respect thereto. A holder of Purchased Securities who executes a Letter of Transmittal, or on whose behalf an Agent's Message is sent, agrees that no subsequent authority, whether as agent, attorney-in-fact, attorney, proxy, or otherwise, will be granted with respect to the Purchased Securities or any distributions by or on behalf of such holder, unless the Purchased Securities are not taken up and paid for under the Offer.

        A holder of Purchased Securities who executes a Letter of Transmittal, or on whose behalf an Agent's Message is sent, covenants to execute, upon request of the Offeror, any additional documents and other assurances necessary or desirable to complete the sale, assignment and transfer of the Purchased Securities and distributions thereon to the Offeror and acknowledges that all authority therein conferred or agreed to be conferred shall, to the extent permitted by law, survive the death or incapacity, bankruptcy or insolvency of the holder and all obligations of the holder therein shall be binding upon the heirs, personal representatives, successors and assigns of the holder.

        The acceptance of an Offer pursuant to the procedures set forth above constitutes an agreement between a depositing Shareholder and the Offeror in accordance with the terms and conditions of the Offer. This agreement includes a representation and warranty by the depositing Shareholder that: (i) the person signing the Letter of Transmittal or submitting the Agent's Message, as applicable, has full power and authority to deposit, sell, assign and transfer the deposited Shares (or any distributions thereon) being deposited; (ii) the signatory or the person on whose behalf the deposited Shares (and any distributions thereon) are being deposited owns the deposited Shares that are being deposited (and any distributions thereon); (iii) the deposited Shares (and any distributions thereon) have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any of the deposited Shares (or any distributions thereon), to any other person; (iv) the deposit of the deposited Shares (and any distributions thereon) complies with applicable Laws; and (v) when the deposited Shares (and any distributions thereon) are taken up and paid for by the Offeror, the Offeror will acquire good title thereof free and clear of all liens, restrictions, charges, encumbrances, claims and rights of others.

        All questions as to the validity, form, eligibility (including timely receipt) and acceptance of any Shares deposited pursuant to the Offer and of any notice of withdrawal shall be determined by the Offeror in its sole discretion. Depositing Shareholders agree that such determination shall be final and binding. The Offeror reserves the absolute right to reject any and all deposits or notices of withdrawal which it determines not to be in proper form or which may be unlawful to accept under the laws of any jurisdiction. The Offeror reserves the absolute right to waive any defect or irregularity in the deposit or withdrawal of any Shares. There shall be no duty or obligation on the Offeror, the Dealer Managers, the Depositary, the U.S. Forwarding Agent, the Information Agent or any other person to give notice of any defect or irregularity in any deposit or notice of withdrawal and no liability shall be incurred by any of them for failure to give any such notice. The Offeror's interpretation of the terms and conditions of the Offer (including the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery) will be final and binding.

        The Offeror reserves the right to permit the Offer to be accepted in a manner other than that set out above.

  Back-Up United States Federal Income Tax Withholding

        To prevent back-up United States federal income tax withholding on payments made to United States Holders with respect to the purchase price of Shares purchased pursuant to the Offer, each such United States Holder must provide the Depositary with such Shareholder's correct taxpayer identification number and certify that such Shareholder is not subject to back-up United States federal income tax withholding by completing the Substitute Form W-9 included with the Letter of Transmittal or must otherwise establish an exemption and provide documentation as required. See Instruction 9 of the Letter of Transmittal.

4.     Conditions of the Offer

        Notwithstanding any other provision of the Offer and subject to applicable Law, the Offeror shall have the right to withdraw the Offer and not take up and pay for, or may extend the time during which the Offer is open and postpone taking up and paying for, any Shares deposited under the Offer unless each of the following conditions is satisfied or waived by TUI at or prior to the Expiry Time:

  (a)
  there shall have been validly deposited under the Offer and not withdrawn at the Expiry Time that number of Shares which represents not less than 66 2/3% of the Shares outstanding on a fully-diluted basis as at the Expiry Time (the "Minimum Condition");

  (b)
  TUI shall have determined in its reasonable judgement that: (i) the Board of Directors shall have redeemed all outstanding Rights under the Rights Plan or waived the application of the Rights Plan to the purchase of Shares by TUI under the Offer, a Compulsory Acquisition and any Subsequent Acquisition Transaction; or (ii) the Rights Plan does not and will not adversely affect the Offer or TUI either before, or upon consummation of, the Offer or a Compulsory Acquisition or any Subsequent

    Acquisition Transaction or otherwise make it inadvisable for TUI to proceed with the Offer and/or with taking up and paying for Shares deposited under the Offer or completing a Compulsory Acquisition or Subsequent Acquisition Transaction; or (iii) a final, binding and unappealable cease trading order or an injunction from regulatory authorities or courts of competent jurisdiction shall have been issued that has the effect of prohibiting or preventing the exercise of the Rights or the issue of Shares upon the exercise of the Rights in relation to the Offer or a Compulsory Acquisition or any Subsequent Acquisition Transaction; or (iv) a court or courts of competent jurisdiction shall have issued a final, binding and unappealable order that the Rights are illegal, invalid, of no force or effect or may not be exercised in relation to the Offer or a Compulsory Acquisition or any Subsequent Acquisition Transaction;

  (c)
  all Regulatory Approvals shall have been obtained or concluded or, in the case of waiting or suspensory periods, expired or been terminated, each on terms and conditions satisfactory to TUI in its reasonable judgement;

  (d)
  all outstanding CP Ships Options and any other options or rights to acquire Shares other than the Convertible Notes will have been exercised, cancelled or otherwise dealt with on terms satisfactory to TUI in its reasonable judgement;

  (e)
  TUI shall have determined in its reasonable judgement that there does not exist and has not occurred (or, if there does exist or shall have occurred prior to the commencement of the Offer, there shall not have been disclosed, generally or to TUI, or TUI shall not otherwise have discovered) any Material Adverse Effect on CP Ships;

  (f)
  TUI shall have determined in its reasonable judgement that (A) no act, action, suit or proceeding shall have been threatened, taken or commenced by or before any Governmental Entity or by any elected or appointed public official in Canada or elsewhere, whether or not having the force of law and (B) no Law, policy, decision or directive (whether or not having the force of law) shall have been proposed, enacted, promulgated, amended or applied, in the case of (A) or (B) above:

  (i)
  to cease trade, enjoin, prohibit or impose material limitations or conditions on or make materially more costly the purchase by or the sale to TUI of Shares under the Offer or the rights of TUI to own or exercise full rights of ownership of Shares or to complete a Compulsory Acquisition or Subsequent Acquisition Transaction or which could have such an effect; or

  (ii)
  which has resulted in, or if the Offer or a Compulsory Acquisition or a Subsequent Acquisition Transaction were consummated, could have, a Material Adverse Effect on CP Ships;

  (g)
  there shall not exist any prohibition at Law against TUI making or maintaining the Offer or taking up and paying for Shares deposited under the Offer or completing any Compulsory Acquisition or Subsequent Acquisition Transaction;

  (h)
  TUI shall have determined in its reasonable judgement that there shall not have occurred, developed or come into effect or existence any event, action, state, condition or financial occurrence of national or international consequence, or any Law, regulation, action, government regulation, inquiry or other occurrence of any nature whatsoever, that materially adversely affects or involves, or could reasonably be expected to materially adversely affect or involve, the financial, banking or capital markets generally;

  (i)
  CP Ships shall effect and complete a merger of CP Ships and one or more of its Canadian subsidiaries as TUI may reasonably request in writing at least 30 days prior to the Expiry Date in order to re-order the affairs of CP Ships in the most advantageous manner possible from a tax, legal and business perspective, provided that such reorganization is not prejudicial to CP Ships or any of its subsidiaries or the shareholders of CP Ships;

  (j)     (i)    all representations and warranties of CP Ships in the Support Agreement qualified as to materiality shall be true and correct and those not so qualified shall be true and correct in all material respects, in each case, as of the date of the Support Agreement and as of the Take-Up Date as if made on and as of such date (except to the extent that such representations and warranties speak as of an earlier date which shall remain true and correct in all material respects or in all respects, as appropriate, as of that date);

    (ii)
    CP Ships and its subsidiaries shall have performed in all material respects all covenants to be performed by it or them under the Support Agreement; and

    (iii)
    the Support Agreement shall not have been terminated and shall remain in full force and effect; and

  (k)
  TUI shall have determined in its reasonable judgement that CP Ships has obtained all consents, waivers or approvals pursuant to Contracts that if not obtained, individually or in the aggregate:

  (i)
  could reasonably be expected to preclude the completion of the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction; or

  (ii)
  could reasonably be expected to result in a Material Adverse Effect on CP Ships or TUI; or

  (iii)
  on or following the completion of the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction, could reasonably be expected to result in (A) any default under or the termination of any Financial Contract (other than a Non-Threshold Financial Contract), any security interest securing any Financial Contract (other than a security interest securing only a Non-Threshold Financial Contract) becoming enforceable, (B) CP Ships or any of its subsidiaries being obliged to pay or repay any Financial Indebtedness (other than under a Non-Threshold Financial Contract) prior to its stated maturity (or becoming liable to do so upon demand), or (C) any party to a Financial Contract (other than a Non-Threshold Financial Contract) having any right (whether immediately or following any one or more of the giving of notice, the lapse of time or the fulfillment of any other condition) to accelerate, place on demand or require the payment or repayment of any Financial Indebtedness of CP Ships or any of its subsidiaries prior to its stated maturity or to terminate, cancel or suspend its commitment or any of its obligations under any Financial Contract (other than a Non-Threshold Financial Contract).

        The foregoing conditions are for the exclusive benefit of the Offeror and may be asserted by the Offeror in its discretion regardless of the circumstances giving rise to such assertion, including any action or inaction by the Offeror or TUI giving rise to any such conditions, or may be waived by the Offeror in its discretion in whole or in part, at any time and from time to time, prior to the Expiry Time without prejudice to any other rights which TUI or the Offeror may have, except that the Minimum Condition may not be waived by TUI without the prior written consent of CP Ships if the number of Shares validly deposited under the Offer and not withdrawn at the Expiry Time represents 50% or less of the number of Shares outstanding as at the Expiry Time.

        Under the term loan facility available to TUI to finance the amount required for the acquisition of the Shares pursuant to the Offer described under Section 6 of the Circular, TUI is required to obtain the prior consent of the lenders to the term loan facility before amending or waiving the conditions of the Offer. See Section 6 of the Circular, "Source of Funds".

        Each of the foregoing conditions is independent of and in addition to each other such condition and may be asserted irrespective of whether any other of such conditions may be asserted in connection with any particular event, occurrence or state of facts or otherwise. The failure by TUI or the Offeror at any time prior to the Expiry Time to exercise any of the foregoing rights will not be deemed a waiver of any such right and each such right will be deemed an ongoing right which may be asserted by TUI or the Offeror at any time and from time to time prior to the Expiry Time. Any determination by TUI concerning any event or other matter described in the foregoing conditions will be final and binding upon all parties.

        Any waiver of a condition or the withdrawal of the Offer shall be effective upon written notice or other communication confirmed in writing by the Offeror to that effect to the Depositary at its principal office in Montreal, Quebec, Canada. The Offeror, forthwith after giving any such notice, shall make a public announcement of such waiver or withdrawal, shall cause the Depositary, if required by law, as soon as practicable thereafter to notify the Shareholders thereof in the manner set forth in Section 11 of the Offer to Purchase, "Notice and Delivery", and shall provide a copy of the aforementioned notice to the TSX and NYSE. In addition, if determined necessary by counsel to the Offeror, such change in the Offer will be disclosed in accordance with the filing requirements of applicable securities Laws. If the Offer is withdrawn, neither TUI nor the Offeror shall be obligated to take up or pay for any Shares deposited under the Offer and the Depositary and the U.S. Forwarding Agent will promptly return all certificates representing deposited Shares, Letters of Transmittal, Notices of Guaranteed Delivery and related documents in its possession to the parties by whom they were deposited.

5.     Extension and Variation of the Offer

        The Offer is open for acceptance until, but not after, the Expiry Time, subject to extension or variation in the Offeror's sole discretion, unless the Offer is withdrawn by the Offeror.

        Subject to applicable Law, the Offeror expressly reserves the right, in its sole discretion, at any time and from time to time during the Offer Period (or at any other time if permitted by applicable Law), to extend the Expiry Time or to vary the Offer by giving written notice or other communication confirmed in writing of such extension or variation to the Depositary at its principal office in Montreal, Quebec, Canada, and by causing the Depositary as soon as practicable thereafter to communicate such notice to all Shareholders the Shares of which have not been taken up prior to the extension or variation in the manner set forth in Section 11 of the Offer to Purchase, "Notice and Delivery". The Offeror will, as soon as practicable after giving notice of an extension or variation to the Depositary, make a public announcement in Canada and the United States of the extension or variation, such announcement in the case of an extension to be disseminated no later than 9:00 a.m. (Eastern time) on the next Business Day after the previously scheduled Expiry Time, and will provide a copy of the notice to the TSX and the NYSE. In addition, if determined necessary by counsel to the Offeror, such change in the Offer will be disclosed in accordance with the filing requirements of the applicable securities Laws. Any notice of extension or variation will be deemed to have been given and to be effective at the time on the day on which it is delivered or otherwise communicated to the Depositary at its principal office in Toronto.

        Notwithstanding the foregoing, the Offer may not be extended by the Offeror if all of the terms and conditions of the Offer have been fulfilled or complied with or waived unless the Offeror first takes up all Shares validly deposited under the Offer and not withdrawn. TUI has agreed in the Support Agreement to certain restrictions on the Offeror's ability to amend the terms and conditions of the Offer. See Section 4 of the Circular, "Description of Support Agreement — Conditions; Extension of the Offer" for a summary of these restrictions.

        Where the terms of the Offer are varied, other than a variation in the terms of the Offer consisting solely of the waiver of a condition, the Offer Period shall not expire before ten days after the notice of variation in respect of such variation has been given to Shareholders, unless otherwise permitted by applicable Law and subject to abridgement or elimination of that period pursuant to such orders as may be granted by applicable courts or securities regulatory authorities.

        If before the Expiry Time or after the Expiry Time but before the expiry of all rights of withdrawal with respect to the Offer, a change occurs in the information contained in the Offer or the Circular, as amended from time to time, that would reasonably be expected to affect a decision of a Shareholder to accept or reject the Offer (other than a change that is not within the control of the Offeror or an affiliate of the Offeror), the Offeror will give written notice of such change to the Depositary at its principal office in Montreal, Quebec, Canada, and will cause the Depositary to provide as soon as practicable thereafter a copy of such notice in the manner set forth in Section 11 of the Offer to Purchase, "Notice and Delivery", to all Shareholders the Shares of which have not been taken up under the Offer at the date of the occurrence of the change, if required by applicable Law. As soon as practicable after giving notice of a change in information to the Depositary, the Offeror will make a public announcement in Canada and the United States regarding the change in information and provide a copy of the notice thereof to the TSX and the NYSE. In addition, if determined necessary by counsel to the Offeror, such change in the Offer will be disclosed in accordance with the filing requirements of the applicable securities Laws. Any notice of change in information will be deemed to have been given and to be effective on the day on which it is mailed, delivered or otherwise communicated to the Depositary at its principal office in Toronto.

        During any such extension or in the event of any variation, all Shares previously deposited and not taken up or withdrawn will remain subject to the Offer and may be accepted for purchase by the Offeror in accordance with the terms hereof, subject to Section 7 of the Offer to Purchase, "Withdrawal of Deposited Shares". An extension of the Expiry Time or a variation of the Offer does not constitute a waiver by the Offeror of its rights under Section 4 of the Offer to Purchase, "Conditions of the Offer". If, prior to the Expiry Time, the Offeror, in its sole discretion, increases the consideration offered to Shareholders under the Offer, such increase shall be applicable to all holders whose Shares are taken up pursuant to the Offer.

6.     Take-Up of and Payment for Deposited Shares

        If all the conditions of the Offer (including those referred to under Section 4 of the Offer to Purchase, "Conditions of the Offer") have been fulfilled or waived at the Expiry Time, the Offeror will, unless the Offeror shall have withdrawn or terminated the Offer, become obligated to take up and pay for the Shares deposited under the Offer and not withdrawn not later than ten days from the Expiry Time and to pay for the Shares taken up as soon as possible, but in any event not later than three business days (within the meaning of the OSA) after taking up the Shares.

        Subject to applicable Law, the Offeror may, in its discretion, at any time before the Expiry Time if the applicable rights to withdraw any deposited Shares have expired, take up and pay for any or all such Shares then deposited under the Offer provided the Offeror agrees to take up and pay for all additional Shares validly deposited under the Offer thereafter.

        In accordance with applicable Law, the Offeror will take up and pay for Shares deposited under the Offer after the date on which it first takes up Shares deposited under the Offer within ten days of the deposit of such Shares.

        Subject to applicable Law, the Offeror expressly reserves the right in its sole discretion to delay taking up or paying for any Shares or to terminate the Offer and not take up or pay for any Shares if any condition to the Offer, including those specified in Section 4 of the Offer to Purchase, "Conditions of the Offer", is not satisfied or waived, in whole or in part, by giving written notice thereof or other communication confirmed in writing to the Depositary at its principal office in Montreal, Quebec, Canada. The Offeror also expressly reserves the right, in its sole discretion and notwithstanding any other condition of the Offer, to delay taking up and paying for Shares in order to comply, in whole or in part, with any applicable Law, including such period of time as may be necessary to obtain any necessary regulatory approval or clearances.

        The Offeror will be deemed to have taken up and accepted for payment Shares validly deposited and not withdrawn pursuant to the Offer if, as and when the Offeror gives written notice or other communication confirmed in writing to the Depositary at its principal office in Montreal, Quebec, Canada of its acceptance for payment of such Shares pursuant to the Offer.

        The Offeror will pay for Shares validly deposited under the Offer and not withdrawn by providing the Depositary with sufficient funds (by bank transfer or other means satisfactory to the Depositary) for transmittal to depositing Shareholders. The Depositary will act as the agent of persons who have deposited Shares in acceptance of the Offer for the purposes of receiving payment from the Offeror and transmitting payment to such persons, and receipt of payment by the Depositary shall be deemed to constitute receipt thereof by persons depositing Shares pursuant to the Offer. Under no circumstances will interest accrue or be paid by the Offeror or the Depositary to persons depositing Shares on the purchase price of Shares purchased by the Offeror, regardless of any delay in making such payment.

        Settlement with each Shareholder who has validly deposited and not withdrawn Shares under the Offer will be made by the Depositary forwarding a cheque, payable in U.S. dollars, to such Shareholder representing the cash payment for such Shares to which such Shareholder is entitled. Subject to the foregoing and unless otherwise directed by the Letter of Transmittal, the cheque will be issued in the name of the registered holder of the Shares so deposited. Unless the person depositing the Shares instructs the Depositary to hold the cheque for pick-up by checking the appropriate box in the Letter of Transmittal, the cheque will be forwarded by first class mail, postage pre-paid, to such person at the address specified in the Letter of Transmittal. If no such address is specified, the cheque will be sent to the address of the holder as shown on the register of Shareholders maintained by or on behalf of CP Ships. Cheques mailed in accordance with this paragraph will be deemed to be delivered at the time of mailing. Pursuant to applicable Law, the Offeror may, in certain circumstances, be required to make withholdings from the amount otherwise payable to a Shareholder.

        Depositing Shareholders will not be obligated to pay any brokerage fees or commissions if they accept the Offer by depositing their Shares directly with the Depositary or the U.S. Forwarding Agent or if they use the services of a Dealer Manager or a member of the Soliciting Dealer Group to accept the Offer. See Section 19 of the Circular, "Financial Advisors, Dealer Managers and Soliciting Dealer Group".

7.     Withdrawal of Deposited Shares

        Except as otherwise stated in this Section 7 and subject to applicable Law, all deposits of Shares pursuant to the Offer are irrevocable. Any Shares deposited in acceptance of the Offer may be withdrawn by or on behalf of the depositing Shareholder:

  (a)
  at any time before the Shares have been taken up by the Offeror pursuant to the Offer;

  (b)
  at any time before the expiration of ten days from the date upon which either:

  (i)
  a notice of change relating to a change which has occurred in the information contained in the Offer or the Circular, as amended from time to time, that would reasonably be expected to affect the decision of a Shareholder to accept or reject the Offer (other than a change that is not within the control of the Offeror or of an affiliate of the Offeror) in the event that such change occurs before the Expiry Time or after the Expiry Time but before the expiry of all rights of withdrawal in respect of the Offer; or

  (ii)
  a notice of variation concerning a variation in the terms of the Offer (other than (1) a variation consisting solely of an increase in the consideration offered for the Shares where the Expiry Time is not extended for more than 10 days, or (2) a variation consisting solely of the waiver of a condition of the Offer), is mailed, delivered or otherwise properly communicated, but subject to abridgement or elimination of that period pursuant to such orders as may be granted by applicable courts or securities regulatory authorities but only if such deposited Shares have not been taken up by the Offeror at the date of mailing of the notice; or

  (c)
  if the Shares have not been paid for by the Offeror within three business days (within the meaning of the OSA) after having been taken up.

        In order for any withdrawal to be made, notice of the withdrawal must be in writing (which includes a notice by electronic means that produces a printed copy) and must be actually received by the Depositary or the U.S. Forwarding Agent, as applicable, at the place of deposit of the applicable Shares within the time limits indicated above. Any such notice of withdrawal must be: (i) made by a method, including facsimile transmission, that provides the Depositary with a written or printed copy; (ii) signed by or on behalf of the person who signed the Letter of Transmittal that accompanied the Shares to be withdrawn (or Notice of Guaranteed Delivery); and (iii) specify such person's name, the number of Shares to be withdrawn, the name of the registered holder and the certificate number shown on each certificate representing the Shares to be withdrawn. Any signature in a notice of withdrawal must be guaranteed by an Eligible Institution in the same manner as in a Letter of Transmittal (as described in the instructions set out in such letter), except in the case of Shares deposited for the account of an Eligible Institution. The withdrawal will take effect upon receipt by the Depositary or the U.S. Forwarding Agent, as applicable, of the properly completed notice of withdrawal.

        Alternatively, if Shares have been deposited pursuant to the procedures for book-entry transfer in the United States as set forth in Section 3 of the Offer to Purchase, "Manner of Acceptance — Acceptance by Book-Entry Transfer in the United States", any notice of withdrawal must specify the name and number of the account at The Depository Trust Company to be credited with the withdrawn Shares and otherwise comply with The Depository Trust Company's procedures.

        All questions as to the validity (including timely receipt) and form of notices of withdrawal shall be determined by the Offeror, in its sole discretion, and such determination shall be final and binding. None of the

Depositary, the U.S. Forwarding Agent, the Offeror, the Dealer Managers, the Information Agent or any other person will be under any duty to give notification of any defect or irregularity in any notice of withdrawal or will incur any liability for failure to give such notification.

        If the Offeror extends the Offer, is delayed in taking up or paying for Shares or is unable to take up or pay for Shares for any reason, then, without prejudice to the Offeror's other rights, Shares deposited under the Offer may be retained by the Depositary on behalf of the Offeror and such Shares may not be withdrawn, except to the extent that depositing Shareholders thereof are entitled to withdrawal rights as set forth in this Section 7 of the Offer to Purchase or pursuant to applicable Law.

        Withdrawals may not be rescinded and any Shares withdrawn will thereafter be deemed not validly deposited for the purposes of the Offer, but may be redeposited at any subsequent time prior to the Expiry Time by following any of the applicable procedures described in Section 3 of the Offer to Purchase, "Manner of Acceptance".

        In addition to the foregoing rights of withdrawal, Shareholders in certain provinces and territories of Canada are entitled to statutory rights of rescission or to damages, or both, in certain circumstances. See Section 18 of the Circular, "Statutory Rights".

8.     Return of Deposited Shares

        If for any reason any deposited Shares are not taken up and paid for pursuant to the terms and conditions of the Offer or if certificates are submitted for more Shares than are deposited, Shares that are not purchased will be returned at the Offeror's expense as soon as practicable following the Expiry Time or withdrawal or termination of the Offer by either: (i) sending new certificates representing Shares not purchased or returning the deposited certificates (in the name of and to the address specified by the Shareholder in the Letter of Transmittal or, if such name or address is not so specified, in such name and to such address as shown on the registers maintained by or on behalf of CP Ships) by first class mail, postage pre-paid; or (ii) in the case of Shares deposited by book-entry transfer of such Shares into the Depositary's account at The Depository Trust Company pursuant to the procedures set forth in Section 3 of the Offer to Purchase, "Manner of Acceptance — Acceptance by Book-Entry Transfer in the United States", such Shares will be credited to the depositing holder's account maintained with The Depository Trust Company.

9.     Changes in Capitalization, Distributions and Liens

        If, on or after the date of the Offer, CP Ships should divide, combine, reclassify, consolidate, convert or otherwise change any of the Shares, or otherwise change its capitalization, or shall disclose that it has taken or intends to take any such action, then the Offeror may, in its sole discretion and without prejudice to its rights under Section 4 of the Offer to Purchase, "Conditions of the Offer", make such adjustments as it considers appropriate to the purchase price and other terms of the Offer (including, without limitation, the type of securities offered to be purchased and the amounts payable therefor) to reflect such division, combination, reclassification, consolidation, conversion or other change.

        Shares acquired pursuant to the Offer shall be transferred by the depositing Shareholders and acquired by the Offeror free and clear of all liens, restrictions, charges, encumbrances, claims and equities or rights of others of any nature or kind whatsoever but together with all rights and benefits arising therefrom, including the Rights (whether or not separated from the Common Shares) and the right to any and all dividends, distributions, payments, securities, rights, assets or other interests which may be declared, paid, issued, accrued, distributed, made or transferred on or in respect of the Shares on or after the date of the Offer. If, on or after the date of the Offer, CP Ships should declare or pay any cash dividend or stock dividend, other than the dividend declared on August 11, 2005 or declare, make or pay any other distribution or payment on or declare, allot, reserve or issue any securities, rights or other interests with respect to, any of the Shares which is or are payable or distributable to the Shareholders of record on a record date which is prior to the date of transfer of such Shares into the name of the Offeror or its nominees or transferees on the registers maintained by or on behalf of CP Ships for such Shares following acceptance thereof by the Offeror for purchase pursuant to the Offer, then, without prejudice to the Offeror's rights under Section 4 of the Offer to Purchase, "Conditions of the Offer", (a) in the case of cash dividends, distributions or payments, the amount of the dividends, distributions or payments, other than the dividend declared on August 11, 2005 shall be received and held by the depositing Shareholders for the account of the Offeror until the Offeror pays for such Shares, and to the extent that such dividends, distributions or payments do not exceed the purchase price per Share payable by the Offeror pursuant to the Offer, the purchase price per Share payable by the Offeror pursuant to the Offer will be reduced by the amount of any such dividend, distribution or payment, and (b) in the case of non-cash dividends, distributions, payments, rights or other interests, the whole of any such non-cash dividend, distribution, payment, right or other interest will be received and held by the depositing Shareholder for the account of the Offeror and shall be promptly remitted and transferred by the depositing Shareholder to the Depositary or the U.S. Forwarding Agent for the account of the Offeror, accompanied by appropriate documentation of transfer, and (c) in the case of any cash dividends, distributions or payments in an amount that exceeds the purchase price per Share payable by the Offeror pursuant to the Offer, the whole of such cash dividend, distribution or payment, will be received and held by the depositing Shareholder for the account of the Offeror and shall be promptly remitted and transferred by the depositing Shareholder to the Depositary or the U.S. Forwarding Agent for the account of the Offeror, accompanied by appropriate documentation of transfer. Pending such remittance, the Offeror will be entitled to all rights and privileges as the owner of any such dividend, distribution, payment, right or other interest, and may withhold the entire consideration payable by the Offeror pursuant to the Offer or deduct from the consideration payable by the Offeror pursuant to the Offer the amount or value thereof, as determined by the Offeror in its sole discretion. The declaration or payment of any such dividend, distribution, payment, rights or other interest and the arrangements in respect thereof, as described above, may have significant tax consequences to a Shareholder, which are not discussed under Section 15 of the Circular, "Certain Income Tax Considerations".

10.   Mail Service and Interruption of Postal Services

        Notwithstanding the provisions of the Offer, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, cheques in payment for Shares purchased pursuant to the Offer, certificates representing Shares to be returned and any other relevant documents will not be mailed if the Offeror determines in its sole discretion that delivery thereof by mail may be delayed. Persons entitled to receive a cheque and any other relevant documents which are not mailed for the foregoing reason may take delivery thereof at the office of the Depositary or the U.S. Forwarding Agent to which the deposited certificates representing Shares were delivered until such time as the Offeror has determined that delivery by mail will no longer be delayed. The Offeror shall provide notice of any such determination not to mail made under this Section 10 as soon as reasonably practicable after the making of such determination and in accordance with Section 11 of the Offer to Purchase, "Notice and Delivery".

        Notwithstanding Section 6 of the Offer to Purchase, "Take-Up of and Payment for Deposited Shares", cheques, certificates or other relevant documents not mailed for the foregoing reason will be conclusively deemed to have been mailed on the first day upon which they are available for delivery to the depositing Shareholder at the appropriate office of the Depositary or the U.S. Forwarding Agent.

11.   Notice and Delivery

        Without limiting any other lawful means of giving notice, any notice the Offeror or the Depositary may give or cause to be given under the Offer will be deemed to have been properly given if it is mailed by first class mail, postage pre-paid, to the registered Shareholders at their respective addresses as shown on the registers maintained by or on behalf of CP Ships and will be deemed to have been received on the first day following the date of mailing which is not a Saturday, Sunday or statutory holiday in the jurisdiction to which the notice is mailed. These provisions apply notwithstanding any accidental omission to give notice to any one or more Shareholders and notwithstanding any interruption of or delay in postal service in Canada, the United States or elsewhere following mailing. In the event of any interruption of or delay in postal service following mailing, the Offeror intends to make reasonable efforts to disseminate the notice by other means, such as publication. Except as otherwise required or permitted by law, if post offices in Canada or the United States are not open for the deposit of mail or if there is reason to believe there is or could be a disruption or delay in all or part of the postal service, any notice which the Offeror or the Depositary may give or cause to be given under the Offer, except as otherwise provided herein, will be deemed to have been properly given and to have been received by Shareholders if it is given to the TSX and the NYSE for dissemination through their respective facilities and if a summary of the material facts thereof is published once in a newspaper of general circulation in Toronto and Montreal and is given to the Dow Jones News Wire Service and CNW Group.

        The Offer will be mailed to registered Shareholders or made in such other manner as is permitted by applicable securities regulatory authorities and the Offeror will use its reasonable efforts to furnish the Offer to brokers, investment dealers, banks and similar persons whose names, or the names of whose nominees, appear on the register maintained by or on behalf of CP Ships in respect of the Shares or, if security position listings are available, who are listed as participants in a clearing agency's security position listing, for subsequent transmittal to the beneficial owners of Shares.

        Wherever the Offer calls for documents to be delivered to the Depositary or the U.S. Forwarding Agent, such documents will not be considered delivered unless and until they have been physically received at one of the addresses listed for the Depositary or the U.S. Forwarding Agent in the Letter of Transmittal or at the Toronto, Ontario address listed for the Depositary in the Notice of Guaranteed Delivery, as applicable. Wherever the Offer calls for documents to be delivered to a particular office of the Depositary, such documents will not be considered delivered unless and until they have been physically received at that particular office at the address indicated in the Letter of Transmittal or the Notice of Guaranteed Delivery, as applicable.

12.   Acquisition of Shares Not Deposited

        If the Offeror takes up and pays for Shares validly deposited under the Offer and acquires not less than 90% of the outstanding Shares (the "Compulsory Acquisition Condition"), the Offeror intends, to the extent possible, to acquire the remaining Shares pursuant to the compulsory acquisition provisions of the NBBCA. If the Offeror takes up and pays for Shares validly deposited under the Offer and acquires less than such number thereof or the compulsory acquisition provisions of the NBBCA are otherwise unavailable, the Offeror intends to consider other means of acquiring, directly or indirectly, all of the Shares available in accordance with applicable Law, including a Subsequent Acquisition Transaction. If the Minimum Condition is satisfied, the Offeror will own sufficient Shares to effect such Subsequent Acquisition Transaction. See Section 8 of the Circular, "Acquisition of Shares Not Deposited".

13.   Market Purchases and Sales of Shares

        The Offeror reserves the right to, and may, acquire, or cause an affiliate to acquire, beneficial ownership of Shares and securities convertible into Shares by making purchases through the facilities of the TSX, subject to applicable Law, at any time prior to the Expiry Time. In no event will the Offeror make any such purchases of Shares or securities until the third business day (as defined in the OSA) following the date of the Offer. The aggregate number of Shares or securities beneficially acquired by the Offeror through the facilities of the TSX while the Offer is outstanding shall not exceed 5% of the outstanding Shares as of the date of the Offer and the Offeror will issue and file a press release containing the information prescribed by Law after the close of business of the TSX on each day on which such Shares or securities have been purchased. For purposes of this Section 13, "Offeror" includes the Offeror and any person acting jointly or in concert with the Offeror.

        Although the Offeror has no present intention to sell Shares taken up under the Offer, it reserves the right to make or enter into arrangements, commitments or understandings at or prior to the Expiry Time to sell any of such Shares after the Expiry Time, subject to compliance with applicable securities Laws.

14.   Other Terms of the Offer

        The Offer and all contracts resulting from acceptance hereof shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein. Each party to any agreement resulting from the acceptance of the Offer unconditionally and irrevocably attorns to the exclusive jurisdiction of the courts of the Province of Ontario and the courts of appeal therefrom.

        No broker, dealer or other person has been authorized to give any information or make any representation or warranty on behalf of the Offeror or its entities in connection with the Offer other than as contained herein or in the Circular, and, if given or made, such information, representation or warranty must not be relied upon as having been authorized. No broker, dealer or other person shall be deemed to be the agent of the Offeror, or any of the Offeror's entities, the Depositary, the U.S. Forwarding Agent, the Information Agent, the Dealer Managers or any member of the Soliciting Dealer Group for the purposes of the Offer. In any jurisdiction in which the Offer is required to be made by a licensed broker or dealer, the Offer shall be made on behalf of the Offeror by brokers or dealers licensed under the laws of such jurisdiction.

        The provisions of the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery accompanying the Offer to Purchase, including the instructions contained therein, as applicable, form part of the terms and conditions of the Offer.

        The Offeror shall, in its sole discretion, be entitled to make a final and binding determination of all questions relating to the interpretation of the Offer to Purchase, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, the validity of any acceptance of this Offer and any withdrawals of Shares, including, without limitation, the satisfaction or non-satisfaction of any condition, the validity, time and effect of any deposit of Shares or notice of withdrawal of Shares and the due completion and execution of the Letters of Transmittal and Notices of Guaranteed Delivery. The Offeror reserves the right to waive any defect in acceptance with respect to any particular Share or any particular Shareholder. There shall be no obligation on the Offeror, the Dealer Managers, the Depositary, the U.S. Forwarding Agent or the Information Agent to give notice of any defects or irregularities in acceptance and no liability shall be incurred by any of them for failure to give any such notification.

        The Offer to Purchase and Circular do not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, the Offeror may, in its sole discretion, take such action as it may deem necessary to extend the Offer to Shareholders in any such jurisdiction.

        The accompanying Circular together with the Offer to Purchase constitute the take-over bid circular required under Canadian securities legislation with respect to the Offer.

DATED August 30, 2005.

SHIP ACQUISITION INC.
(Signed) DIETER BRETTSCHNEIDER Chief Executive Officer
TUI AG
(Signed) DR. MICHAEL FRENZEL Chief Executive Officer

        The accompanying Circular, Letter of Transmittal and Notice of Guaranteed Delivery are incorporated into and form part of the Offer to Purchase and should be read carefully before making a decision with respect to the Offer.

CIRCULAR

        This Circular is furnished in connection with the accompanying Offer to Purchase dated August 30, 2005 by the Offeror to purchase all of the issued and outstanding Shares, including Shares issuable upon the exercise of outstanding options, warrants, Convertible Notes or other rights to acquire Shares (other than the Rights). The terms and provisions of the Offer to Purchase, the Letter of Transmittal (printed on blue paper) and Notice of Guaranteed Delivery (printed on green paper) are incorporated into and form part of this Circular. Shareholders should refer to the Offer to Purchase for details of the terms and conditions of the Offer, including details as to payment and withdrawal rights.

        Terms defined in the Offer to Purchase but not defined in this Circular have the same meaning herein as in the Offer to Purchase, unless the context otherwise requires.

        Except as otherwise indicated, the information concerning CP Ships contained in the Offer to Purchase and Circular has been taken from or based upon publicly available documents and records on file with Canadian securities regulatory authorities, the SEC and other public sources. The Offeror has limited means of verifying the accuracy or completeness of any of the information contained herein that is derived from those filings or whether there has been any failure by CP Ships to disclose events that may have occurred or may affect the significance or accuracy of any information.

1.     The Offeror and TUI

        The Offeror, an indirect wholly-owned subsidiary of TUI, was incorporated under the NBBCA on August 16, 2005 and has been organized solely for the purpose of making the Offer and has not otherwise carried on any activities to date other than those incidental to its formation and the making of the Offer. The registered office of the Offeror is located at Suite 400, 371 Queen Street, Fredericton, New Brunswick, Canada E3B 1B1. The principal executive office of the Offeror is located at 199 Bay Street, Suite 2800, Commerce Court West, Toronto, Ontario, Canada M5L 1A9. TUI indirectly owns or controls all of the issued and outstanding shares in the capital of the Offeror.

        As of the date hereof, neither TUI nor any of its associates or affiliates, including the Offeror, owns any Shares.

        TUI is a Hanover-based listed stock corporation incorporated under the laws of Germany. It is the parent company of the TUI Group of companies. The TUI Group's core businesses are tourism and shipping. In tourism, the TUI Group's activities include tour operating, leisure and business travel agency services, charter and low-cost airline services, and accommodation in TUI Group-owned hotels. Through subsidiaries, TUI also operates a passenger cruise line (Hapag Lloyd Kreuzfahrten) which services the premium market in German-speaking Europe with four cruise ships.

        The TUI Group's shipping activities are comprised of Hapag Lloyd which is active in the shipping business as an international container shipping line offering global door-to-door and port-to-port containerized cargo services under the Hapag Lloyd brand through a fleet of 57 container ships on 23 trade lanes as at June 30, 2005. In addition, Hapag Lloyd AG, through a joint venture, provides port terminal services in Hamburg-Altenwerder (Germany). In 2004, Hapag Lloyd transported a total cargo volume of approximately 2.4 million twenty foot equivalent ("teu"), the standard measure of volume in the container industry. Its total container ship capacity was 216,000 teu as at June 30, 2005.

        The subscribed capital of TUI consists of no-par value shares, each representing an identical share in the capital stock of TUI. Subscribed capital of € 456,983,835.51 comprised 178,756,539 shares as at June 30, 2005. TUI shares are traded on numerous German trading floor systems and in the Xetra electronic trading system. TUI shares have been included in the DAX30, the German stock index, since 1990. TUI's principal executive and registered office is located at Karl-Wiechert- Allec 4, D-30625 Hanover, Germany.

2.     CP Ships

        CP Ships was amalgamated and is subsisting under the NBBCA in connection with the Plan of Arrangement. CP Ships is a container shipping company, offering its customers door-to-door as well as port-to-port containerized services for the international transportation of a broad range of industrial and consumer goods, including raw materials, semi-manufactured and finished goods. It operates a fleet of 82 ships in 22 trade lanes focusing on the following principal markets: TransAtlantic, Australasia, Latin America and Asia. CP Ships' registered head office is located at 44 Chipman Hill, 10th Floor, Saint John, New Brunswick, Canada E2L 4S6. CP Ships' principal office is located at 2 City Place, Beehive Ring Road, Gatwick, West Sussex, RH6 0PA. The Shares are listed and posted for trading on the TSX and the NYSE under the symbol TEU.

        Neither TUI nor the Offeror currently has any ongoing commercial arrangements with CP Ships, other than various vessel sharing, space chartering, conference and other agreements between Hapag Lloyd, a subsidiary of TUI, and CP Ships in the ordinary course of business.

        CP Ships is subject to the information and reporting requirements of the NBBCA, the securities laws of the provinces and territories of Canada, the federal securities laws of the United States and the rules of the TSX and the NYSE. In accordance therewith, CP Ships is required to file reports and other information with certain securities regulatory authorities in Canada and the United States and with the TSX and the NYSE relating to its business, financial statements and other matters. Information as of particular dates concerning CP Ships' directors and officers, their remuneration, stock options granted to them, the principal holders of the Shares and any material interests of such persons in transactions with CP Ships and other matters is required to be disclosed in proxy statements distributed to Shareholders and filed with certain of such securities regulatory authorities and the TSX and the NYSE and may be inspected through the facilities of such securities regulatory authorities, at www.sedar.com and www.sec.gov, at www.cpships.com or at CP Ships' offices.

        Pursuant to the provisions of applicable securities Laws, the directors of CP Ships have prepared the Directors' Circular which discloses, together with other information, any material changes in the affairs of CP Ships subsequent to the date of the most recent published financial statements of CP Ships. The Directors' Circular accompanies this Offer to Purchase and Circular.

  Share Capital

        The authorized share capital of CP Ships consists of (1) an unlimited number of Common Shares; (2) an unlimited number of first preferred shares; and (3) an unlimited number of second preferred shares. As at the close of business on August 29, 2005, 90,534,722 Common Shares and no first or second preferred shares were issued and outstanding.

        In addition to the foregoing, as at the close of business on August 19, 2005, up to a maximum of 2,499,671 Shares may be issued pursuant to outstanding stock option entitlements and up to a maximum of 7,930,840 Shares are issuable upon the exercise of conversion rights attaching to Convertible Notes; although the Directors' Circular states that at the present trading price of the Shares, the conversion right under the Convertible Notes is not operative. An aggregate of 1,818,391 CP Ships Restricted Shares are issuable pursuant to other outstanding rights to acquire Shares (other than the Rights).

        Based on publicly available information, as at August 30, 2005, no person or company beneficially owned, directly or indirectly, or exercised control or direction over 10% or more of the Shares.

3.     Background to and Reasons for the Offer

        CP Ships and Hapag Lloyd, the container shipping business owned by TUI, are leading container shipping companies. The container shipping industry has experienced significant consolidation in recent years and, since the announcement on May 11, 2005 of the proposed acquisition by A.P. Møller-Maersk A/S of Royal P&O Nedlloyd N.V., consolidating A.P. Møller-Maersk's position as the world's largest container shipping company by capacity, speculation about further consolidation in the industry has increased significantly.

        From March to July 2005, CP Ships was approached by various third parties, principally other container shipping companies, about possible merger or acquisition transactions. Effective March 22, 2005, CP Ships engaged Morgan Stanley as its financial advisor in relation to possible merger and acquisition transactions.

        In light of the several approaches received by CP Ships, on April 30, 2005 the Board of Directors appointed from its members a Strategic Committee to consider and evaluate the terms of possible transactions and to oversee the negotiation of any proposed transaction. On May 18, 2005, the Strategic Committee retained N M Rothschild as its financial advisor.

        During the period of March to July, 2005, CP Ships conducted numerous meetings with prospective acquirors and entered into customary confidentiality and standstill agreements with several parties, including TUI. During this period, the Board of Directors and the Strategic Committee, together with their respective financial and legal advisors, met several times to consider possible alternatives, which included selling CP Ships, acquiring or merging with another container shipping company or maintaining an independent strategy.

        On June 14, 2005, TUI proposed a meeting with CP Ships to present a cash proposal to acquire CP Ships. That meeting was held on June 28, 2005 at which time Dr. Michael Frenzel and Mr. Rainer Feuerhake, the Chairman and Chief Executive Officer and the Chief Financial Officer, respectively, of TUI, together with representatives of TUI's financial advisors, Greenhill & Co. International LLP and Citigroup Global Markets Limited, met with Mr. Nigel Rich and Mr. Ray Miles, Chairman and Chief Executive Officer, respectively, of CP Ships and representatives of Morgan Stanley, CP Ships' financial advisors. Dr. Frenzel advised Messrs. Rich and Miles that TUI believed that a business combination of Hapag Lloyd and CP Ships would be a beneficial transaction for both companies due to continuing industry consolidation and container shipping market conditions. Dr. Frenzel proposed that TUI would offer to acquire all of the Shares for cash, subject to a number of conditions; including the satisfactory completion of confirmatory due diligence.

        On July 7, 2005, the Board of Directors met with Morgan Stanley and CP Ships' legal advisors to consider TUI's initial indicative offer. On July 8, 2005, Morgan Stanley on behalf of CP Ships responded to TUI's indicative offer by indicating that the Board of Directors was not prepared to consider further an offer or permit TUI to undertake due diligence involving confidential information on CP Ships unless its indicative cash offer price was increased.

        On July 14, 2005, TUI responded to CP Ships by indicating that it would be prepared to raise its indicative cash offer price, subject to a number of conditions, including (i) that the Board of Directors agree to a form of confidentiality agreement with TUI that would permit TUI and its advisors to commence additional due diligence; (ii) the parameters of such due diligence investigation; and (iii) certain deal protection provisions that would later be included in a support agreement to be entered into between the parties.

        On July 22, 2005, TUI and CP Ships entered into a confidentiality and standstill agreement pursuant to which TUI was granted access to certain confidential information relating to CP Ships. Between late July and August 18, 2005, CP Ships and its advisors continued with numerous meetings with other prospective acquirors and, after entering into confidentiality agreements granting some of them access to confidential information for due diligence purposes, negotiated with several. Prospective acquirors were requested to complete their due diligence investigations and submit to CP Ships their final definitive, fully financed proposals by August 18, 2005. TUI delivered such a proposal to CP Ships on August 18, 2005 at a price of $21.50 per Share. TUI's proposal presented both the highest price and, in the opinion of the Board of Directors, the lowest execution risk among the proposals received by CP Ships.

        On August 20, 2005, the Board of Directors and the Strategic Committee met to consider the proposals received by CP Ships. The Board of Directors received a Fairness Opinion from Morgan Stanley and the Strategic Committee to the Board of Directors received a Fairness Opinion from N M Rothschild. The Board of Directors determined unanimously that the Offer was fair to the Shareholders and that the Offer was in the best interests of CP Ships. The Board of Directors resolved unanimously to recommend to the Shareholders that they accept the Offer and deposit their Shares under the Offer. The Support Agreement was signed on August 20, 2005 and the transaction was publicly announced by TUI and CP Ships on August 20, 2005.

  Purpose of the Offer and Plans for CP Ships

        The purpose of the Offer is to enable the Offeror to acquire all of the Shares. The effect of the Offer is to give to all Shareholders the opportunity to receive $21.50 in cash, representing a premium of approximately 24.9% to the combined volume weighted average closing prices per Share on the TSX and the NYSE for the three-month period ended on August 19, 2005.

        If the conditions of the Offer are satisfied or waived by TUI and the Offeror takes up and pays for the Shares validly deposited under the Offer, the Offeror intends to acquire any Shares not deposited under the Offer by Compulsory Acquisition, if available, or to propose a Subsequent Acquisition Transaction. However, the Offeror reserves the right not to propose a Compulsory Acquisition or Subsequent Acquisition Transaction, or to propose other means of acquiring, directly or indirectly, all of the outstanding Shares in accordance with applicable Law, including a Subsequent Acquisition Transaction on terms not described in the Circular. If the Minimum Condition is satisfied, the Offeror will own sufficient Shares to effect a Subsequent Acquisition Transaction. See Section 8 of the Circular, "Acquisition of Shares Not Deposited". If the Offeror acquires all of the Shares, the Offeror intends to amalgamate with CP Ships.

        Following the completion of the Offer, TUI intends to conduct a review of CP Ships' operations and business strategy with a view to determining how best to combine CP Ships' operations with those of Hapag Lloyd in order to maximize synergies and optimize operational effectiveness.

        If permitted by applicable Law, subsequent to the completion of the Offer and a Compulsory Acquisition or any Subsequent Acquisition Transaction, if necessary, the Offeror intends to delist the Shares from the TSX and NYSE. If all or substantially all of the Shares are acquired by the Offeror, TUI intends to cause CP Ships to cease to be a reporting issuer under the securities laws of Canada and the United States at such time as applicable securities laws permit it to do so. See Section 12 of the Circular, "Trading in Shares to be Acquired".

  CP Ships Stock Option Plans

        In connection with the Offer and in accordance with the CP Ships Stock Option Plans, the vesting of all unvested CP Ships Options will be accelerated under the CP Ships Stock Option Plans so that such CP Ships Options may be exercised and the resulting Shares deposited under the Offer.

        Alternatively, certain of the directors and executive officers may consent to the cancellation of their CP Ships Options immediately prior to the Expiry Time in consideration for a payment in cash per CP Ships Option equal to the difference between $21.50 and the exercise price thereof, such amount being payable following the date on which the Offeror takes up and pays for Shares under the Offer.

  High Yield Notes and Convertible Notes

        CP Ships has outstanding $200,000,000 aggregate principal amount of Convertible Notes and $200,000,000 aggregate principal amount of High Yield Notes. If the Offeror takes up Shares under the Offer, TUI intends to cause CP Ships to redeem the High Yield Notes following the take-up of the Shares at the redemption price provided for in the indenture governing the High Yield Notes, namely an amount equal to 100% of the principal amount of the High Yield Notes, plus a redemption premium calculated in the manner provided for in such indenture and accrued and unpaid interest to the redemption date. In addition, CP Ships will be required under the indenture governing the Convertible Notes, within 30 business days after the Offeror acquires all or substantially all of the Shares under the Offer, to mail an offer to purchase for cash all outstanding Convertible Notes at a price equal to 100% of the principal amount of such Convertible Notes plus any accrued and unpaid interest to but excluding the purchase date. The Directors' Circular states that at the present trading price of the Shares the conversion right under the Convertible Notes is not operative.

        Each of the indentures governing the Convertible Notes and the High Yield Notes has been publicly filed by CP Ships and is available online at www.sedar.com and www.sec.gov and the above description of the provisions thereof is qualified in its entirety by the full text of such indenture.

4.     Description of Support Agreement

        The following is a summary of the material provisions of the Support Agreement and is qualified in its entirety by the full text of the Support Agreement filed by CP Ships with the Canadian securities regulatory authorities and available at www.sedar.com and is also available at the SEC's web site at www.sec.gov. The Support Agreement can be found attached as Schedule B to CP Ships' Form 51-102F3 Material Change Report dated August 21, 2005.

  Approval by Board of Directors

        On August 20, 2005, TUI and CP Ships entered into the Support Agreement pursuant to which TUI agreed to make the Offer to purchase all of the Shares. CP Ships has represented and warranted to TUI in the Support Agreement that the Board of Directors has determined unanimously that the Offer is fair to the Shareholders and that the Offer is in the best interests of CP Ships and has resolved unanimously to recommend to the Shareholders that they accept the Offer and deposit their Shares under the Offer. The Board of Directors has received a Fairness Opinion from Morgan Stanley and has approved the Offer and the execution and performance of the Support Agreement. The Strategic Committee to the Board of Directors has received a Fairness Opinion from N M Rothschild. The Directors' Circular states that each of the directors and senior officers of CP Ships has indicated that he intends to deposit his Shares (including Shares underlying CP Ships Options and CP Ships Restricted Shares held immediately prior to the Expiry Time) under the Offer and accept the Offer subject to the terms of the Support Agreement.

  Cease Negotiation

        CP Ships has agreed under the terms of the Support Agreement that it will, and will cause the officers, directors, employees, representatives and agents of CP Ships and its subsidiaries to, immediately terminate any existing discussions or negotiations with any parties (other than TUI) with respect to any proposal that constitutes, or may reasonably be expected to constitute, an Acquisition Proposal. CP Ships has agreed not to release any third party from any confidentiality agreement relating to a potential Acquisition Proposal to which such third party is a party. CP Ships has further agreed not to release any third party from any standstill agreement or provision to which such third party is a party unless such third party has made a Superior Proposal. CP Ships has agreed to immediately request the return or destruction of all information provided to any third party which, at any time since January 1, 2002, has entered into a confidentiality agreement with CP Ships relating to a potential Acquisition Proposal, and shall use all commercially reasonable efforts to ensure that such requests are honoured.

  No Solicitation

        Under the terms of the Support Agreement, CP Ships shall not, directly or indirectly, through any officer, director, employee, representative or agent of CP Ships or any of its subsidiaries, (i) solicit, initiate, facilitate or encourage the initiation of any inquiries or proposals regarding, constituting or that may reasonably be expected to lead to, an Acquisition Proposal; (ii) participate in any discussions or negotiations regarding any Acquisition Proposal; (iii) withdraw or modify, or propose publicly to withdraw or modify, in a manner adverse to TUI, the approval of the Board of Directors of the Offer; (iv) approve or recommend, or propose publicly to approve or recommend, an Acquisition Proposal; or (v) accept or enter into, or propose publicly to accept or enter into, any agreement, understanding or arrangement in respect of an Acquisition Proposal; provided that nothing contained in the Support Agreement shall prevent the Board of Directors from considering, negotiating, accepting, approving, recommending to Shareholders or entering into an agreement, understanding or arrangement in respect of a Superior Proposal.

  Notice of Acquisition Proposals

        Under the terms of the Support Agreement, CP Ships shall immediately notify TUI of and provide to TUI a copy of, any Acquisition Proposal or inquiry that could lead to an Acquisition Proposal, in each case received after August 20, 2005, or any amendments to the foregoing, or any request for non-public information relating to CP Ships or any of its subsidiaries in connection with an Acquisition Proposal or for access to the properties, books or records of CP Ships or any of its subsidiaries by any person considering making, or has made, an Acquisition Proposal and any amendment thereto and a description of the material terms and conditions of any such Acquisition Proposal or inquiry, and shall provide the identity of the person making any such Acquisition Proposal or inquiry and such other details of the proposal or inquiry as TUI may reasonably request. CP Ships shall (i) keep TUI fully informed of the status including any change to the material terms of any such Acquisition Proposal or inquiry; and (ii) provide to TUI copies of all correspondence and other written material sent or provided to CP Ships by any person in connection with any Acquisition Proposal or inquiry or sent or provided by CP Ships to any person in connection with any Acquisition Proposal or inquiry immediately after receipt or delivery thereof.

        If CP Ships receives a request for material non-public information from a person who proposes an unsolicited bona fide Acquisition Proposal and the Board of Directors determines that such proposal would be, if consummated in accordance with its terms, a Superior Proposal, assuming the satisfactory outcome of a due diligence condition as provided in the Support Agreement, then, and only in such case, the Board of Directors may, subject to the execution by such person of a confidentiality agreement having substantially the same terms as the Confidentiality Agreement, provide such person with access in accordance with the Support Agreement to information regarding CP Ships, acting reasonably; provided, however, that the person making the Acquisition Proposal shall not be precluded thereunder from making the Acquisition Proposal, and provided further that CP Ships sends a copy of any such confidentiality agreement to TUI immediately upon its execution and TUI is immediately provided with a list and copies of all information provided to such person not previously provided to TUI and is immediately provided with access to information similar to that which was provided to such person.

  Acceptance of a Superior Proposal

        Under the terms of the Support Agreement, CP Ships has covenanted not to accept, approve, recommend or enter into any agreement, understanding or arrangement in respect of a Superior Proposal (other than a confidentiality agreement as permitted pursuant to the non-solicitation provisions of the Support Agreement) unless (a) CP Ships has complied with its obligations under the Support Agreement in respect of, among others, non-solicitation, notice of acquisition proposals, TUI's right to match, the agreement as to damages described below, and has provided TUI with a copy of the Superior Proposal; and (b) a period (the "Response Period") of five Business Days shall have elapsed from the date on which TUI received written notice from the Board of Directors that the Board of Directors determined, subject only to compliance with the right to match provisions contained in the Support Agreement, to accept, approve, recommend or enter into a binding agreement to proceed with the Superior Proposal.

  Right to Match

        During the Response Period, TUI will have the right, but not the obligation, to offer to amend the terms of the Offer. The Board of Directors will review any such proposal by TUI to amend the terms of the Offer, including an increase in, or modification of, the consideration to be received by the holders of Shares, to determine whether the Acquisition Proposal to which TUI is responding would be a Superior Proposal when assessed against the Offer as it is proposed by TUI to be amended. If the Board of Directors does not so determine, the Board of Directors will promptly reaffirm its recommendation of the Offer. If the Board of Directors does so determine, CP Ships may approve, recommend, accept or enter into an agreement, understanding or arrangement to proceed with the Superior Proposal.

  Agreement as to Damages

        CP Ships has agreed to pay to TUI an amount of $71,330,000 as liquidated damages if the Offer is not consummated because any of the following events occurs:

  (a)
  TUI terminates the Support Agreement as a result of the Board of Directors having (i) withdrawn or modified in a manner adverse to TUI its approval or recommendation of the Offer and the transactions contemplated by the Support Agreement (unless TUI shall have made a misrepresentation as of August 20, 2005 or breached a covenant under the Support Agreement in such a manner that CP Ships would be entitled to terminate the Support Agreement in accordance with the terms thereof); (ii) approved or recommended an Acquisition Proposal or entered into a binding written agreement in respect of an Acquisition Proposal (other than a permitted confidentiality agreement); or (iii) failed to reaffirm its approval or recommendation of the Offer by press release promptly after the public announcement or commencement of any Acquisition Proposal;

  (b)
  a bona fide Acquisition Proposal shall have been made to the Shareholders and after such Acquisition Proposal shall have been made, fewer than 66 2/3% of the Shares on a fully-diluted basis shall have been deposited under the Offer and not withdrawn at the Expiry Date; provided such Acquisition Proposal (as may be amended) or another Acquisition Proposal made while the first Acquisition Proposal is outstanding has been successfully completed;

  (c)
  CP Ships shall have terminated the Support Agreement in order to enter into a binding written agreement with respect to a Superior Proposal (other than a permitted confidentiality agreement pursuant to the Support Agreement); or

  (d)
  CP Ships shall have intentionally and materially breached its non-solicitation or right to match obligations under the Support Agreement.

        If the Offer is made but TUI does not take up and pay for any Shares because any of the conditions (b), (e), (j) or (k) in Section 4 of the Offer to Purchase are not satisfied, then (unless TUI shall have made a misrepresentation at August 20, 2005 or breached a covenant under the Support Agreement in such a manner that CP Ships would be entitled to terminate the Support Agreement in accordance with the terms thereof) CP Ships shall pay TUI $20 million as reimbursement to TUI for its out-of-pocket expenses. CP Ships will not be subject to the payment of such fees for reimbursement if it has paid the amount in respect of liquidated damages as set out above.

        If the Support Agreement is terminated by CP Ships because any representation or warranty of TUI set out therein shall not be materially true and correct as of August 20, 2005 and as of the Take-Up Date or TUI shall not have performed in all material respects any covenant to be performed by it under the Support Agreement, in each case except as would not have a material adverse effect on TUI's ability to complete the Offer, then (unless CP Ships shall have made a misrepresentation as of August 20, 2005 or breached a covenant under the Support Agreement in such a manner that TUI would be entitled to terminate the Support Agreement in accordance with the terms thereof) TUI shall pay CP Ships $10 million as reimbursement to CP Ships for its out-of-pocket expenses.

  Shareholder Rights Plan

        CP Ships has advised that, as agreed under the Support Agreement, the Board of Directors has deferred the Separation Time pursuant to the Rights Plan to a later date to be determined by the Board of Directors, effective as of August 20, 2005. The Board of Directors has also waived the application of the Rights Plan to the Offer (and to a Compulsory Acquisition or a Subsequent Acquisition), effective as of the date on which TUI takes up any Shares deposited under the Offer, or such earlier date as TUI may request. See Section 7 of the Circular, "Shareholder Rights Plan".

  Conditions; Extension of the Offer

        The Support Agreement provides that the Offer is subject to certain conditions including, among other things, that there shall have been validly deposited under the Offer and not withdrawn at the Expiry Time that number of Shares which represents not less than 66 2/3% of the Shares outstanding on a fully diluted basis as at the Expiry Time. See Section 4 of the Offer to Purchase, "Conditions of the Offer". TUI may, under the terms of the Support Agreement, waive in writing at any time, in whole or in part, any condition of the Offer, provided that the Minimum Condition may not be waived without the prior written consent of CP Ships if the number of Shares validly deposited under the Offer and not withdrawn at the Expiry Time represents 50% or less of the number of Shares outstanding as at the Expiry Time. TUI is prohibited under the Support Agreement from amending, modifying or changing the terms and conditions of the Offer in a manner that is materially adverse to the holders of Shares without the prior written consent of CP Ships, which consent shall not be unreasonably withheld, other than (i) subject to the Outside Date, to extend the Expiry Date if, on the Expiry Date on which the Offer is scheduled to expire, any of the conditions to the Offer shall not be satisfied or waived by TUI, until such time as such conditions are satisfied or waived by TUI or (ii) to comply with the legal obligations of TUI in respect to any amendment, modification or change of the Offer. Notwithstanding the foregoing, TUI may extend the Offer for a period of not more than 20 Business Days beyond the initial Expiry Date or any date to which the Expiry Date has been extended as permitted under the Support Agreement (which extension shall not be subject to the Outside Date) if (i) on such date there shall not have been deposited at least 90% of the Shares outstanding on such date, (ii) the Minimum Condition shall have been satisfied, (iii) all other conditions to the

Offer have been satisfied or waived, and (iv) TUI has taken up and paid for all Shares deposited under the Offer.

  Outstanding CP Ships Options and Certain Other Purchase Rights

        Under the terms of the Support Agreement, CP Ships agreed to facilitate as necessary the acceleration of the vesting of any unvested CP Ships Options and the acceleration of the purchase and release of, or the expiry of any contractual hold period relating to, any Shares including CP Ships Restricted Shares or funds for the purchase of Shares held in the CP Ships Share Purchase Plans, but shall not otherwise amend, vary or modify the CP Ships Stock Option Plans. In addition, CP Ships agreed to use commercially reasonable efforts to encourage the exercise of the CP Ships Options in the context of the Offer. See Section 3 of the Circular "Background to and Reasons for the Offer — CP Ships Stock Option Plans".

  High Yield Notes and Convertible Notes

        CP Ships agreed to use its commercial reasonable efforts to assist TUI in settling on and implementing a strategy and process for the retirement of the High Yield Notes as soon as possible following the Take Up Date and of the Convertible Notes within a time frame following the Take Up Date that is acceptable to TUI. CP Ships has also agreed to arranging for all consents and notices and preparing and settling all press releases, documents, mailing lists, publication or notices and other documents and material reasonably necessary to implement the strategy and process referred to above and ultimately settled on by TUI. See Section 3 of the Circular "Background to and Reasons for the Offer — High Yield Notes and Convertible Notes".

  Reconstitution of Board of Directors

        Under the Support Agreement, CP Ships has agreed that, forthwith at the request of TUI upon confirmation that TUI beneficially owns more than 50% of the Shares, CP Ships shall use commercially reasonable efforts to assist in effecting the resignations of the CP Ships directors and causing them to be replaced by persons nominated by TUI.

  Representations, Warranties and Covenants

        The Support Agreement contains certain customary representations and warranties of each of TUI and CP Ships. These representations and warranties terminate upon the earlier of the Effective Date or the date on which the Support Agreement is terminated.

        The Support Agreement also contains customary negative and positive covenants by CP Ships. Among other things, CP Ships has agreed that, until the earlier of the Effective Date and the time the Support Agreement is terminated, unless TUI shall otherwise agree in writing, such agreement not to be unreasonably withheld or delayed, or as is otherwise expressly permitted or specifically contemplated by the Support Agreement or the Offer or set forth in the Disclosure Letter, its business and that of its subsidiaries shall be conducted only in compliance with any material Contracts to which it is a party and in the usual and ordinary course of business consistent with past practice. CP Ships also agreed to use all commercially reasonable efforts to maintain and preserve its and its subsidiaries' business organization, assets, employees, goodwill and business relationships. CP Ships has agreed that it will not and will cause its subsidiaries not to take certain actions specified in the Support Agreement, including paying dividends or making other distributions on the Shares.

        In addition, CP Ships has agreed under the Support Agreement to, and to cause its subsidiaries to, perform all obligations required or desirable to be performed by CP Ships or any of its subsidiaries under the Support Agreement, co-operate with TUI in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated in the Support Agreement, including to, and where appropriate to cause its subsidiaries to apply for and use all commercially reasonable efforts to obtain all Regulatory Approvals relating to CP Ships or any of its subsidiaries which are typically applied for by an offeree and, in doing so, keep TUI reasonably informed as to the status of the proceedings related to obtaining the Regulatory Approvals.

  Termination

        The Support Agreement includes the following termination rights which must be exercised prior to the Effective Time, each subject to its specific terms:

  (a)
  TUI or CP Ships may terminate the Support Agreement if: (i) any Law makes the making or completion of the Offer or the transactions contemplated by the Support Agreement illegal or otherwise prohibited; or (ii) the Expiry Date does not occur on or prior to the Outside Date, provided that the failure of the Expiry Date to so occur is not the result of the breach of a representation, warranty or covenant by the party terminating the Support Agreement;

  (b)
  TUI may terminate the Support Agreement if the Board of Directors shall have: (i) withdrawn or modified in a manner adverse to TUI its approval or recommendation of the Offer and the transactions contemplated by the Support Agreement (unless TUI shall have made a misrepresentation at August 20, 2005 or breached a covenant under the Support Agreement in such a manner that CP Ships would be entitled to terminate the Support Agreement in accordance with the terms thereof); (ii) approved or recommended an Acquisition Proposal or entered into a binding written agreement in respect of an Acquisition Proposal (other than a permitted confidentiality agreement); or (iii) failed to reaffirm its approval or recommendation of the Offer by press release promptly after the public announcement or commencement of any Acquisition Proposal in accordance with the Support Agreement;

  (c)
  subject to the notice and cure provisions under the Support Agreement, TUI may terminate the Support Agreement if any condition described in Section 4 of the Offer to Purchase is not satisfied or waived by TUI at or before the Expiry Time;

  (d)
  CP Ships may terminate the Support Agreement if: (i) subject to the notice and cure provisions under the Support Agreement, any representation or warranty of TUI set out in the Support Agreement shall not be materially true and correct as of August 20, 2005 and as of the Take-Up Date or TUI shall not have performed in all material respects any covenant to be performed by it under the Support Agreement, in each case except as would not have a material adverse effect on TUI's ability to complete the Offer; (ii) the Offer (or any amendment thereto other than as permitted by the Support Agreement or any amendment thereof that has been mutually agreed to by the parties to the Support Agreement) does not conform, in all material respects with the conditions to the Offer as set out in the Support Agreement or any amendment thereof that has been mutually agreed to by the parties; or (iii) the Offer has been terminated, withdrawn or expires; and

  (e)
  CP Ships may terminate the Support Agreement in order to enter into a binding written agreement with respect to a Superior Proposal (other than a confidentiality agreement as permitted by the Support Agreement, subject to compliance with the non-solicitation and right to match provisions of the Support Agreement), and provided that no such termination shall be effective unless and until CP Ships shall have paid to TUI $71,330,000 as liquidated damages.

5.     Dividend Policy

        Based on publicly available information, the Board of Directors has declared cash dividends of CDN$0.16 per Share for each fiscal year from 2002 to 2004, representing a dividend of CDN$0.04 per Share for each quarter of the fiscal year and declared a cash dividend of CDN$0.06 per Share in respect of each of the first and second quarters of 2005.

6.     Source of Funds

        If all Shares on a fully diluted basis are deposited under the Offer, the maximum amount of cash required by the Offeror to purchase such Shares will be approximately $2.0 billion. In addition, the Offeror estimates that fees and expenses associated with the Offer will be approximately $43 million.

        On August 20, 2005, TUI entered into a term loan bridge facility agreement with Bayerische Hypo- und Vereinsbank AG, Citigroup Global Markets Limited, Deutsche Bank AG London Branch, Commerzbank

Aktiengesellschaft, The Royal Bank of Scotland PLC and WestLB AG as mandated lead arrangers, together with the initial lenders under the facility agreement and HVB Banque Luxembourg Société Anonyme in its capacity as agent. The term loan facility will be available to finance the amount required for the acquisition of the Shares pursuant to the Offer and to pay the fees and expenses associated with the Offer. The funding will take place immediately prior to or concurrent with taking up the Shares acquired under the Offer.

        Such funding is subject to satisfaction of documentary conditions precedent, including delivery by TUI to the agent of confirmation that the Regulatory Approvals in Canada and the EU have been obtained and that the Offeror will take up and pay for the Shares deposited under the Offer. The Offeror is required to obtain the prior consent of such lenders before amending or waiving the conditions of the Offer. See Section 4 of the Offer, "Conditions of the Offer".

        The facility bears interest and is subject to fees at levels customary for credit facilities of this type. The term loan facility includes covenants, representations, warranties, conditions and default provisions which are consistent with TUI's existing facility documentation or otherwise are customary for credit facilities of this type. The availability of the facility for the purpose of acquiring Shares pursuant to the Offer for a period of 180 days from the mailing of the Circular (which period will automatically extend for a further period of 90 days upon the occurrence of certain events) is subject to certain material events of default not being outstanding under the facility and certain material representations made by TUI under the facility being true in all material respects. After such period, the availability of such facility is subject to no event of default or potential event of default being outstanding and certain representations made by TUI under the facility being true in all material respects. The term loan is repayable by TUI on September 30, 2006 unless the repayment date is extended at the option of TUI, provided certain conditions in the facility agreement are met, to September 30, 2010.

        On August 21, 2005, TUI announced its intention to effect a capital increase by means of a public rights offering in Germany. TUI is seeking to raise approximately € 1 billion in the offering, which has been underwritten by a syndicate of investment banks. If the Offeror purchases Shares pursuant to the Offer, TUI will be free to use all or part of the proceeds of such public rights offering to make funds available to the Offeror to purchase such Shares. In any event, the banks' commitment under the term loan bridge facility will be reduced by an amount equal to the net proceeds of such public rights offering and to the extent that the reduction results in the drawn amount of the term loan bridge facility exceeding the banks' commitments thereunder, TUI will repay an amount equal to the excess to the banks. The subscription rights and the new shares have not been and will not be qualified for distribution under any securities laws in Canada nor registered under the United States Securities Act of 1933, as amended, or under the securities laws of any state of the United States, and may not be offered, sold or delivered in Canada or the United States. TUI does not intend to qualify any portion of the offering in Canada or register any portion of the offering in the United States or to conduct a public offering of subscription rights or new shares in Canada or the United States. The completion of the rights issue is not a condition to the obligation of the Offeror to take-up and pay for the Shares under the Offer.

7.     Shareholder Rights Plan

        Effective as of July 30, 2001 and amended and restated as of April 17, 2002, CP Ships and the Rights Agent, entered into a shareholder rights plan agreement (the "Rights Plan Agreement") providing for the adoption by CP Ships of the Rights Plan. The following is a summary of the material provisions of the Rights Plan and is qualified in its entirety by the provisions of the Rights Plan Agreement filed by CP Ships with Canadian securities regulatory authorities.

        As agreed under the Support Agreement, the Board of Directors has deferred the Separation Time pursuant to the Rights Plan to a later date to be determined by the Board of Directors, effective as of August 20, 2005. The Board of Directors has also waived the application of the Rights Plan to the Offer (and to a Compulsory Acquisition or a Subsequent Acquisition), effective as of the date on which the Offeror takes up any Shares deposited under the Offer, or such earlier date as TUI may request. See "Application to the Offer" below.

  Issuance of Rights

        Under the Rights Plan, one Right was issued by CP Ships in respect of each Share outstanding on October 1, 2001, and one Right has been or will be issued in respect of each Share issued thereafter, prior to the earlier of the Separation Time and the Expiration Time (as defined in the Rights Plan Agreement). Each Right entitles the registered holder thereof to purchase from CP Ships one Share at an exercise price of five times the weighted average trading price of the Shares on the TSX on October 1, 2001 and the immediately following four consecutive Trading Days (each as defined in the Rights Plan Agreement) on the TSX, subject to adjustment and certain anti-dilution provisions (the "Exercise Price"). The Rights are not exercisable until the Separation Time. If a Flip-In Event (as defined in the Rights Plan Agreement and discussed below) occurs, each Right will entitle the registered holder to receive, upon payment of the Exercise Price, Shares having an aggregate Market Price (as defined in the Rights Plan Agreement) equal to twice the Exercise Price.

  Trading of Rights

        Until the Separation Time (or the earlier termination or expiration of the Rights), the Rights will be evidenced by the certificates representing the Shares and will be transferable only together with the associated Shares. From and after the Separation Time, separate certificates evidencing the Rights ("Rights Certificates"), together with a disclosure statement prepared by CP Ships describing the Rights, will be mailed to holders of record of Shares (other than an Acquiring Person (as defined in the Rights Plan Agreement and discussed below)) as of the Separation Time. The Rights will trade separately from the Shares after the Separation Time.

  Separation Time

        The Separation Time is the close of business on the tenth Trading Day after the earlier of: (i) the "Stock Acquisition Date", which is the date of the first public announcement of facts indicating that a Person (as defined in the Rights Plan Agreement) has become an Acquiring Person (as defined in the Rights Plan Agreement and discussed below); and (ii) the date of the commencement of, or first public announcement of, the intent of any Person (other than CP Ships or any subsidiary of CP Ships) to commence a Take-over Bid (as defined in the Rights Plan Agreement) other than a Permitted Bid or a Competing Permitted Bid until such time as either bid ceases to be such (in each case, as defined in the Rights Plan Agreement and discussed below), or such later time as may be determined by the Board of Directors. If a Take-over Bid expires, is cancelled, terminated or otherwise withdrawn prior to the Separation Time, it shall be deemed never to have been made for purposes of the Rights Plan.

  Acquiring Person

        In general, an Acquiring Person is a Person who is the Beneficial Owner (as defined in the Rights Plan Agreement) of 20% or more of CP Ships' outstanding Shares and any other shares in the share capital entitled to vote generally on the election of directors ("Voting Shares"). Currently, no Voting Shares other than the Shares are outstanding.

        A Person will not be deemed to be the Beneficial Owner of any Voting Shares that the holder thereof has agreed, pursuant to a "Lock-up Agreement", to deposit or tender to a Take-over Bid made by that Person. A "Lock-up Agreement" includes an agreement between an Offeror, any of its Affiliates or Associates or any other Person acting jointly or in concert with such Offeror (each as defined in the Rights Plan Agreement) and a Person (the "Locked-Up Person") who is not an Affiliate or Associate of the Offeror or a Person acting jointly or in concert with the Offeror whereby the Locked-Up person agrees to deposit or tender Voting Shares to a Take-over Bid (the "Subject Bid") made by the Offeror (or any of such Offeror's Affiliates or Associates or any other Person acting jointly or in concert with the Offeror) where the agreement:

  (a)
  permits the Locked-Up Person to withdraw the Voting Shares from the agreement in order to tender or deposit the Voting Shares to another Take-over Bid or to support another transaction that in either case will provide greater value to the Locked-Up Person than the Subject Bid; or

  (b)
  (i) permits the Locked-Up Person to withdraw the Voting Shares from the agreement in order to tender or deposit the Voting Shares to another Take-over Bid or to support another transaction that contains an offering price for each Voting Share that exceeds by as much as or more than a specified amount (the "Specified Amount") the offering price for each Voting Share contained in or proposed to be contained in a Subject Bid; and (ii) does not by its terms provide for a Specified Amount that is greater than 7% of the offering price contained in or proposed to be contained in the Subject Bid.

  Flip-In Event

        A Flip-In Event occurs when any Person becomes an Acquiring Person. In the event that, prior to the Expiration Time, a Flip-In Event which has not been waived occurs (see "Redemption, Waiver and Termination" below), each Right (except for Rights Beneficially Owned (as defined in the Rights Plan Agreement) or which may thereafter be Beneficially Owned on or after the earlier of the Separation Time or the Stock Acquisiton Date by an Acquiring Person or a transferee of such a Person, which Rights will become null and void) shall constitute the right to purchase from CP Ships, upon exercise thereof in accordance with the terms of the Rights Plan, that number of Shares having an aggregate Market Price (as defined in the Rights Plan Agreement) on the date of the Flip-In Event equal to twice the Exercise Price, for the Exercise Price (such Right being subject to antidilution adjustments).

  Permitted Bid and Competing Permitted Bid

        A Permitted Bid is a Take-over Bid made by way of a Take-over Bid circular and which complies with the following additional provisions:

  (a)
  the Take-over Bid is made to all holders of Voting Shares as registered on the books of CP Ships, other than the Offeror; and

  (b)
  the Take-over Bid contains, and the take-up and payment for the securities tendered or deposited thereunder is subject to, irrevocable and unqualified conditions that:

  (i)
  no Voting Shares shall be taken-up or paid for pursuant to the Take-over Bid prior to the close of business on a date which is not less than 60 days following the date of the Take-over Bid and only if on that date, the Voting Shares deposited or tendered pursuant to the Take-over Bid and not withdrawn constitute more than 50% of the Voting Shares outstanding which are held by Independent Shareholders (as defined in the Rights Plan Agreement);

  (ii)
  unless the Take-over Bid is withdrawn, Voting Shares may be deposited pursuant to such Take-over Bid at any time prior to the close of business on the date which is not less than 60 days following the date of the Take-over Bid of the first take up of or payment for Voting Shares and any Voting Shares deposited pursuant to the Take-over Bid may be withdrawn until taken up and paid for; and

  (iii)
  unless the Take-over Bid is withdrawn, if more than 50% of the Voting Shares held by Independent Shareholders are deposited or tendered pursuant to the Take-over Bid and not withdrawn, the Offeror will make a public announcement of that fact and the Take-over Bid shall remain open for deposits and tenders of Voting Shares for not less than 10 business days (as defined in the Rights Plan Agreement) from the date of such public announcement.

        If a Permitted Bid ceases to be a Permitted Bid because it ceases to meet any or all of the criteria at any time, any acquisition of Voting Shares made pursuant to such Permitted Bid, including any acquisition of Voting Shares made prior to such time, ceases to be an acquisition of Voting Shares made pursuant to a Permitted Bid (or a Competing Permitted Bid, as described below).

        A Competing Permitted Bid is a Take-over Bid that is made after a Permitted Bid has been made but prior to its expiry, satisfies all the requirements of a Permitted Bid as described above, except that a Competing Permitted Bid is not required to remain open for 60 days so long as it is open until the later of 35 days after the date of the Competing Permitted Bid and 60 days after the earliest date on which any other Permitted Bid or Competing Permitted Bid then in existence was made.

        The Offer is not a Permitted Bid as defined in the Rights Plan Agreement because it does not meet the foregoing conditions.

  Redemption, Waiver and Termination

        The Board of Directors acting in good faith may, prior to the occurrence of a Flip-In Event, upon prior written notice to the Rights Agent, waive the application of the Rights Plan to a Flip-In Event that may occur by reason of a Take-over Bid made by means of a Take-over Bid circular to all holders of record of Voting Shares. However, if the Board of Directors waives the application of the Rights Plan, the Board of Directors shall be deemed to have waived the application of the Rights Plan in respect of any other Flip-In Event occurring by reason of a Take-over Bid made by means of a take-over bid circular to all holders of record of Voting Shares prior to the expiry of a Take-over Bid for which a waiver is, or is deemed to have been, granted.

        The Board of Directors acting in good faith may, with prior shareholder approval, at any time following the occurrence of a Flip-in Event but prior to the close of business on the tenth Trading Day after the Stock Acquisition Date, elect to redeem all but not less than all of the then outstanding Rights at a redemption price of CDN$0.000001 per Right, appropriately adjusted for anti-dilution (the "Redemption Price").

        Where, pursuant to a Permitted Bid, a Competing Permitted Bid or an Exempt Acquisition (as defined in the Rights Plan Agreement) which is exempt as a result of a Board waiver, a person acquires outstanding Voting Shares, other than Voting Shares beneficially owned by such person at the date of the Permitted Bid, the Competing Permitted Bid or the Exempt Acquisition, then the Board of Directors shall immediately upon the consummation of such acquisition be deemed to have elected to redeem the Rights at the Redemption Price.

        Where a Take-over Bid that is not a Permitted Bid is withdrawn or otherwise terminated after the Separation Time and prior to the occurrence of a Flip-In Event, the Board of Directors may elect to redeem all the outstanding Rights at the Redemption Price.

        Upon the Rights being redeemed or deemed to be redeemed, all the provisions of the Rights Plan shall continue to apply as if the Separation Time had not occurred and Rights Certificates had not been mailed, and the Separation Time shall be deemed not to have occurred.

  Application to the Offer

        The Offeror is offering to purchase, upon the terms and subject to the conditions described in the Offer, all the Rights associated with the outstanding Shares, including Shares which may become outstanding on the exercise of options, warrants, Convertible Notes or other rights to acquire Shares (other than the Rights). Unless waived by the Offeror, Shareholders will be required to deposit, and will be deemed to have deposited, one Right for each Share deposited under the Offer in order to effect a valid deposit of such Share under the Offer in accordance with the procedures set forth in Section 3 of the Offer to Purchase, "Manner of Acceptance".

        It is a condition of the Offer that TUI shall have determined in its reasonable judgement that: (i) the Board of Directors shall have redeemed all outstanding Rights or waived the application of the Rights Plan to the purchase of Shares by TUI under the Offer, a Compulsory Acquisition and any Subsequent Acquisition Transaction; or (ii) the Rights Plan does not and will not adversely affect the Offer or TUI either before, or upon consummation of, the Offer or a Compulsory Acquisition or any Subsequent Acquisition Transaction or otherwise make it inadvisable for TUI to proceed with the Offer and/or with taking up and paying for Shares deposited under the Offer or completing a Compulsory Acquisition or Subsequent Acquisition Transaction; or (iii) a final, binding and unappealable cease trading order or an injunction from regulatory authorities or courts of competent jurisdiction shall have been issued that has the effect of prohibiting or preventing the exercise of the Rights or the issue of Shares upon the exercise of the Rights in relation to the Offer or a Compulsory Acquisition or any Subsequent Acquisition Transaction; or (iv) a court or courts of competent jurisdiction shall have issued a final, binding and unappealable order that the Rights are illegal, invalid, of no force or effect or may not be exercised in relation to the Offer or a Compulsory Acquisition or any Subsequent Acquisition Transaction. See Section 4 of the Offer to Purchase, "Conditions of the Offer."

        As disclosed above and agreed under the Support Agreement, the Board of Directors has deferred the Separation Time pursuant to the Rights Plan to a later date to be determined by the Board of Directors, effective as of August 20, 2005. The Board of Directors has also waived the application of the Rights Plan to the Offer (and to a Compulsory Acquisition or a Subsequent Acquisition), effective as of the date on which the Offeror takes up any Shares deposited under the Offer, or such earlier date as TUI may request.

8.     Acquisition of Shares Not Deposited

  Compulsory Acquisition

        If within 120 days after the date hereof, the Offer has been accepted by holders of not less than 90% of the Shares and the Offeror acquires such deposited Shares, the Offeror intends pursuant to the provisions of the NBBCA, to the extent possible, to acquire the remainder of the Shares on the same terms as such Shares were acquired under the Offer.

        To exercise such statutory right, the Offeror must give notice of prescribed content by registered mail (the "Offeror's Notice") to each Shareholder who did not accept the Offer (and each person who subsequently acquires any such Shares) (in each case a "Dissenting Offeree") and to the Director under the NBBCA of such proposed acquisition on or before the earlier of 60 days from the Expiry Time and 180 days from the date of the Offer. Concurrently with sending the Offeror's Notice, the Offeror must send to CP Ships a notice of adverse claim with respect to each share held by a Dissenting Offeree. Within 20 days of giving the Offeror's Notice, the Offeror must pay or transfer to CP Ships the consideration the Offeror would have had to pay or transfer to the Dissenting Offerees if they had elected to accept the Offer, deemed to be held in trust for the Dissenting Offerees and CP Ships shall deposit the consideration in a separate account in a bank or other body corporate any of whose deposits are insured under the Canada Deposit Insurance Corporation Act (Canada). In accordance with Section 133 of the NBBCA, within 20 days after receipt of the Offeror's Notice, each Dissenting Offeree must send the certificate(s) representing the applicable Shares held by such Dissenting Offeree to CP Ships and elect either to transfer such Shares to the Offeror on the terms of the Offer or to demand payment of the fair value of such Shares. If a Dissenting Offeree does not notify the Offeror that it demands payment of the fair value of such Shares within the applicable time period, the Dissenting Offeree shall be deemed to have elected to transfer such Shares to the Offeror on the terms of the Offer. If a Dissenting Offeree has elected to demand payment of the fair value of such Shares, the Offeror may apply to the Court of Queen's Bench of New Brunswick to hear an application to fix the fair value of such Shares of that Dissenting Offeree within 20 days after it made the payment or transferred the consideration to CP Ships referred to above. If there is no such application by the Offeror within the period referred to above, the Dissenting Offeree may apply to the Court of Queen's Bench of New Brunswick to hear an application for the same purpose within a further period of 20 days. Any judicial determination of the fair value of the Shares could be more or less than the amount paid pursuant to the Offer. If the Offeror does not exercise its rights pursuant to Section 133 of the NBBCA, a Dissenting Offeree may within 30 days after the date the Offeror's Notice could be sent, require the Offeror to acquire its shares at fair value.

        The foregoing is a summary only. Reference is made to Section 133 of the NBBCA for the text of the relevant statutory provision. Section 133 of the NBBCA is complex and may require strict adherence to notice and timing provisions, failing which such rights may be lost or altered. Persons who wish to be better informed about Section 133 of the NBBCA should consult their legal advisors. See Section 15 of this Circular, "Certain Income Tax Considerations — Canadian Federal Income Tax Considerations — Shareholders Resident in Canada — Subsequent Acquisition Transaction" and "Certain Income Tax Considerations — United States Federal Income Tax Considerations".

  Subsequent Acquisition Transaction

        If the foregoing statutory right of acquisition is not available, the Offeror intends to consider other means of acquiring, directly or indirectly, all of the remaining Shares in accordance with applicable Law, including a Subsequent Acquisition Transaction. In order to effect a Subsequent Acquisition Transaction, the Offeror may seek to cause a special meeting of Shareholders to be called to consider an amalgamation, share consolidation, statutory arrangement or other transaction involving the Offeror (or a wholly-owned subsidiary of the Offeror) and CP Ships and the Shareholders for the purposes of CP Ships becoming, directly or indirectly, a wholly-owned subsidiary of the Offeror or TUI or effecting an amalgamation or merger of CP Ships' business and assets with or into the Offeror (or a wholly-owned subsidiary of the Offeror). Depending upon the nature and terms of the Subsequent Acquisition Transaction, the approval of at least 66 2/3% of the votes cast by holders of the outstanding Shares may be required at a meeting duly called and held for the purpose of approving the

Subsequent Acquisition Transaction. The Offeror would cause the Shares acquired under the Offer to be voted in favour of such a transaction.

        The details of any Subsequent Acquisition Transaction, including the timing of its implementation and the consideration to be received by the other Shareholders would necessarily be subject to a number of considerations, including the number of Shares acquired pursuant to the Offer. There can be no assurance that any such transaction will be proposed or, if proposed, effected.

        The tax consequences to a Shareholder of a Subsequent Acquisition Transaction may differ considerably from the tax consequences to such Shareholder having its Shares acquired pursuant to the Offer. See Section 15 of this Circular, "Certain Income Tax Considerations — Canadian Federal Income Tax Considerations — Shareholders Resident in Canada — Subsequent Acquisition Transaction" and "Certain Income Tax Considerations — United States Federal Income Tax Considerations".

        Each type of Subsequent Acquisition Transaction described above is governed by certain applicable Canadian corporate and securities laws (collectively, the "Regulations"), including Rule 61-501 and Policy Q-27, and would be a "business combination" within the meaning of Rule 61-501 and a "going private transaction" within the meaning of Policy Q-27 (collectively, hereinafter referred to as "going private transactions"). In certain circumstances, the provisions of Rule 61-501 and Policy Q-27 may also deem certain types of Subsequent Acquisition Transactions to be "related party transactions". However, if the Subsequent Acquisition Transaction is a "going private transaction" carried out in accordance with Rule 61-501 or an exemption therefrom and Policy Q-27 or an exemption therefrom, the "related party transaction" provisions of Rule 61-501 and Policy Q-27 would not apply to such transaction. The Offeror intends to carry out any such going private transaction in accordance with Rule 61-501 and Policy Q-27 or exemptions therefrom such that the related party transaction provisions of Rule 61-501 and Policy Q-27 will not apply to the going private transaction.

        The Regulations provide that, unless exempted, a corporation proposing to carry out a going private transaction is required to prepare a valuation of the affected securities (and subject to certain exceptions, any non-cash consideration being offered therefor) and provide to the holders of the affected securities a summary of such valuation or the entire valuation. In connection therewith, the Offeror intends to rely on any exemption then available or to seek waivers pursuant to Rule 61-501 and Policy Q-27 from the OSC and AMF, respectively, exempting the Offeror or CP Ships or their affiliates, as appropriate, from the requirement to prepare a valuation in connection with any Subsequent Acquisition Transaction. An exemption is available under Rule 61-501 and Policy Q-27 for certain going private transactions completed within 120 days after the expiry of a formal take-over bid where the consideration under such transaction is at least equal in value and is in the same form as that paid in the take-over bid, provided certain disclosure is given in the take-over bid disclosure documents. The Offeror expects that these exemptions will be available.

        Rule 61-501 and Policy Q-27 require that, in addition to any other required shareholder approval, in order to complete a going private transaction, the approval of a majority of the votes cast by "minority" holders of the affected securities must be obtained unless an exemption is available or discretionary relief is granted by the OSC and the AMF. In relation to any Subsequent Acquisition Transaction, the "minority" holders will be, subject to any available exemption or discretionary relief granted by the OSC and the AMF as required, all Shareholders other than the Offeror, any "interested party" (as defined in Rule 61-501 and Policy Q-27), any "related party" of the Offeror or of any "interested party" (for the purpose of Rule 61-501), including the directors and senior officers of the Offeror, an associate, affiliate or an insider of the Offeror or any of their directors or senior officers, and any person or company acting jointly or in concert with any of the foregoing persons. However, Rule 61-501 and Policy Q-27 also provide that the Offeror may treat the Shares acquired pursuant to the Offer as "minority" shares and to vote them, or to consider them voted, in favour of a Subsequent Acquisition Transaction that is a going private transaction if, among other things, the consideration for each security in the Subsequent Acquisition Transaction is at least equal in value to and in the same form as the consideration paid pursuant to the Offer. The Offeror currently intends that the consideration offered under any Subsequent Acquisition Transaction proposed by it would be the same consideration paid to the Shareholders under the Offer, and the Offeror intends to cause Shares acquired pursuant to the Offer to be voted in favour of such transaction and to be counted as part of any minority approval required in connection with any such transaction.

        In addition, under Rule 61-501 and Policy Q-27, if, following the Offer, the Offeror and its affiliates are the registered holders of 90% or more of the Shares at the time the Subsequent Acquisition Transaction is initiated, the requirement for minority approval would not apply to the transaction if a statutory right to dissent and seek fair value or a substantially equivalent enforceable right is made available to the minority shareholders.

        If the Offeror proposes a Subsequent Acquisition Transaction but cannot promptly obtain any required approval or exemption, the Offeror will evaluate its other alternatives. Such alternatives could include, to the extent permitted by applicable Laws, purchasing additional Shares in the open market, in privately negotiated transactions, in another take-over bid or exchange offer or otherwise, or from CP Ships, or taking no further action to acquire additional Shares. Any additional purchases of Shares could be at a price greater than, equal to or less than the price to be paid for Shares under the Offer and could be for cash and/or securities or other consideration. Alternatively, the Offeror may sell or otherwise dispose of any or all Shares acquired pursuant to the Offer or otherwise. Such transactions may be effected on terms and at prices then determined by the Offeror, which may vary from the terms and the price paid for Shares under the Offer.

        In the event a Subsequent Acquisition Transaction were to be consummated, Shareholders may, under the NBBCA, have the right to dissent and demand payment of the fair value of their Shares. This right, if the statutory procedures are complied with, could lead to a judicial determination of the fair value required to be paid to such dissenting holders for their Shares. The fair value of the Shares so determined could be equal to or more or less than the amount paid per Share pursuant to the Subsequent Acquisition Transaction or the Offer. Any such judicial determination of the fair value of the Shares could be based upon considerations other than, or in addition to, the market price of the Shares.

        Shareholders should consult their legal advisors for a determination of their legal rights with respect to any Subsequent Acquisition Transaction.

  Judicial Developments

        Certain judicial decisions may be considered relevant to any Subsequent Acquisition Transaction which may be proposed or effected subsequent to the expiry of the Offer. Prior to the adoption of Rule 61-501 (and its predecessor, OSC Policy 9.1) and Policy Q-27, Canadian courts, in a few instances, granted preliminary injunctions to prohibit transactions involving going private transactions. The current trend both in legislation and in the United States jurisprudence upon which the previous Canadian decisions were based is toward permitting going private transactions to proceed subject to compliance with procedures designed to ensure substantive fairness to minority shareholders.

9.     Beneficial Ownership of and Trading in Securities and Acceptance of the Offer

        None of TUI, the Offeror or any director or senior officer of TUI or the Offeror nor, to the knowledge of such directors and senior officers after reasonable enquiry, any associate of the directors or senior officers of TUI or the Offeror, any person holding more than 10% of any class of equity securities of TUI, or any person acting jointly or in concert with TUI or the Offeror, beneficially owns or exercises control or direction over any of the securities of CP Ships.

        None of TUI or the Offeror or any director or senior officer of TUI or the Offeror nor, to the knowledge of such directors and senior officers after reasonable enquiry, any of the other persons referred to above, has traded in any securities of CP Ships during the 12 months preceding the date hereof other than an associate of a director of the Offeror who sold 400 Shares on May 16, 2005 at a price of CDN$20.965 per Share.

        Except as described in the Offer to Purchase and Circular, neither TUI nor the Offeror has any knowledge of whether any Shareholder will accept the Offer.

10.   Commitments to Acquire Shares

        Other than pursuant to the Support Agreement and the Offer, none of TUI or the Offeror or any director or senior officer of TUI or the Offeror nor, to the knowledge of such directors and senior officers after reasonable enquiry, any associate of the directors or senior officers of TUI or the Offeror, any person holding more than 10% of any class of equity securities of TUI or the Offeror, or any person acting jointly or in concert with TUI or the Offeror, has entered into any commitments to acquire any securities of CP Ships.

11.   Arrangements, Agreements or Understandings

        There are no formal or informal arrangements, agreements, contracts or understandings made or proposed to be made between TUI, the Offeror and any of the directors or senior officers of CP Ships, any associate of the directors or senior officers of CP Ships, any person holding more than 10% of any class of equity securities of CP Ships, nor any person acting jointly or in concert with CP Ships, and no payment or other benefit is proposed to be made or given by TUI or the Offeror to any of the directors or senior officers of CP Ships, any associate of the directors or senior officers of CP Ships, any person holding more than 10% of any class of equity securities of CP Ships, nor any person acting jointly or in concert with CP Ships, by way of compensation for loss of office or for remaining in or retiring from office as a result of the Offer, any Compulsory Acquisition or Subsequent Acquisition Transaction.

        There are no contracts, arrangements, understandings, collateral agreements or commitments, formal or informal, between TUI or the Offeror, or any person acting jointly or in concert with TUI or the Offeror, and any Shareholder of CP Ships with respect to the Offer or between TUI or the Offeror, or any person acting jointly or in concert with TUI or the Offeror, and any person with respect to any Shares in relation to the Offer.

12.   Trading in Shares to be Acquired

        The Shares are listed and posted for trading on the TSX and NYSE under the symbol TEU. The following table sets forth, for the periods indicated, the high and low sales prices of the Shares and the volume of trading on the TSX and NYSE according to published sources.

	TSX			NYSE
Period
	High	Low	Volume	High	Low	Volume
	(CDN$)	(CDN$)		($)	($)
2004
August	23.34	14.97	32,176,100	17.71	11.47	10,815,200
September	16.53	15.33	9,997,000	12.73	11.58	3,511,000
October	15.86	14.65	9,983,700	13.00	11.75	2,795,600
November	16.09	15.05	15,673,550	13.44	12.38	4,641,800
December	17.90	14.48	21,069,620	14.46	12.00	8,464,000
2005
January	17.76	15.98	8,038,500	14.51	12.87	3,985,600
February	17.40	16.13	8,759,330	14.15	12.95	4,005,700
March	17.94	16.90	7,504,440	14.86	13.71	3,168,700
April	18.02	16.74	7,886,100	14.47	13.38	3,397,000
May	23.00	17.85	24,598,200	18.19	14.21	9,880,400
June	22.56	18.22	15,751,900	18.08	14.81	6,842,800
July	22.01	18.44	9,442,900	17.96	15.07	6,348,400
August (to August 29)	26.51	21.14	43,154,300	22.13	17.46	31,233,700

        TUI announced its intention to commence the Offer on August 20, 2005. The closing price on the TSX and the NYSE on August 19, 2005 was CDN$23.60 per Share and $19.60 per share, respectively. The price offered herein represents a premium of approximately 24.9% to the combined volume weighted average closing prices per Share on the TSX and the NYSE for the three-month period ended on August 19, 2005, the last trading day prior to the announcement of TUI's intention to make the Offer.

        If the Offer is successful, the Offeror's current intention is to acquire the Shares of any holders who have not accepted the Offer pursuant to a Compulsory Acquisition or Subsequent Acquisition Transaction. See Section 8 of the Circular, "Acquisition of Shares Not Deposited". From the time that the Offeror begins to take up Shares pursuant to the Offer, the liquidity and market value of the remaining Shares held by the public could be affected adversely. The rules and regulations of each of the TSX and the NYSE establish certain criteria which, if not met, could lead to the delisting of the Shares from the TSX and the NYSE. Among such criteria are the number of Shareholders and the number and aggregate market value of Shares publicly held. Depending on the number of Shares purchased pursuant to the Offer, it is possible that the Shares would fail to meet the criteria for continued listing on the TSX and the NYSE. If this were to happen, the Shares could be delisted and this could, in turn, adversely affect the market or result in a lack of an established market for the Shares. If permitted by applicable Law, subsequent to the completion of the Offer and a Compulsory Acquisition or any Subsequent Acquisition Transaction, if necessary, the Offeror intends to delist the Shares from the TSX and the NYSE.

        If all or substantially all of the Shares are acquired by the Offeror, TUI intends to cause CP Ships to cease to be a reporting issuer under the securities laws of Canada and the United States and thereby eliminate public reporting requirements under Canadian and United States securities laws at such time as applicable securities laws permit it to do so.

        The Shares are currently "margin securities" under the regulations of the Board of Governors of the United States Federal Reserve System (the "Federal Reserve Board"), which has the effect, among other things, of allowing brokers to extend credit on the collateral of such Shares for the purpose of buying, carrying or trading in securities ("Purpose Loans"). Depending upon factors similar to those described above regarding the continued listing, public trading and market quotations of the Shares, it is possible that, following the purchase of a significant percentage of the Shares pursuant to the Offer, the Shares would no longer constitute "margin securities" for the purposes of the margin regulations of the Federal Reserve Board and therefore could no longer be used as collateral for Purpose Loans made by brokers.

13.   Material Changes and Other Information

        Neither TUI nor the Offeror is aware of any information which indicates that a material change has occurred in the affairs of CP Ships since the date of the last published financial statements of CP Ships other than as has been publicly disclosed by CP Ships or as disclosed in this Circular. Neither TUI nor the Offeror has knowledge of any other matter that has not previously been generally disclosed but which would reasonably be expected to affect the decision of Shareholders to accept or reject the Offer.

14.   Regulatory Matters

        Based upon an examination of information available to TUI, neither TUI nor the Offeror is aware of any licences or regulatory permits that appear to be material to the business of CP Ships which might be adversely affected by the Offeror's acquisition of Shares pursuant to the Offer or of any approval or other action by any federal, provincial, state or foreign government or administrative or regulatory agency that would be required prior to the acquisition of Shares pursuant to the Offer, except as described below.

  Competition Act

        The Competition Act requires each party to a transaction to file a pre-merger notification to the Commissioner for transactions that exceed certain financial thresholds and, in case of share acquisitions, that exceed an additional voting interest threshold. Specifically, pre-merger notification is generally required for transactions in respect of which: (a) the parties and their affiliates, in aggregate, have assets in Canada, or annual gross revenues from sales in, from or into Canada, in excess of CDN$400 million; and (b) which involve the direct or indirect acquisition of assets of an operating business in Canada or a voting interest in a corporation that carries on an operating business in Canada, of which the value of the Canadian assets, or the annual gross revenues from sales in or from Canada generated from such assets, exceeds CDN$50 million. In the case of an acquisition of voting shares of a corporation that has publicly-traded voting shares, the transaction must also result in the acquiror, or acquirors, together with its or their affiliates, owning voting shares which carry more than 20% of the outstanding votes attached to all outstanding voting shares of the corporation (or more than 50% if the acquiror(s) already hold(s) 20% or more).

        If a transaction is subject to pre-merger notification, a pre-merger filing must be submitted to the Commissioner and a waiting period must expire or be waived by the Commissioner before the proposed transaction may be completed. The Offeror may choose to file either a short form (generally with a 14-day waiting period) or a long form (with a 42-day waiting period), but, if it files a short form, the Commissioner may, within 14 days, require a long form to be filed, in which case the proposed transaction generally may not be completed until 42 days after the filing of a long form. The Commissioner's review of a transaction, and communication of her intention as to whether or not to oppose a transaction, may take longer than the statutory waiting period.

        Whether or not a pre-merger filing is required, the Commissioner may apply to the Competition Tribunal, a specialized tribunal empowered to deal with certain matters under the Competition Act, with respect to a "merger" (as defined in the Competition Act), and if the Competition Tribunal finds that the merger is likely to prevent or lessen competition substantially, it may order that the merger not proceed or, in the event that the merger has been completed, order its dissolution or the disposition of some of the assets or shares involved. The Competition Tribunal also may issue an interim order under the Competition Act prohibiting the completion of the merger for a period of up to 30 days where: (a) the Commissioner has certified that an inquiry is being made under paragraph 10(1)(b) of the Competition Act in connection with the merger and that in her opinion more time is required to complete the inquiry, and (b) the Competition Tribunal finds that, in the absence of an interim order, a party to the merger or any other person is likely to take an action that would substantially impair the ability of the Competition Tribunal to remedy the effect of the merger on competition under Section 92 of the Competition Act because that action would be difficult to reverse. The duration of such interim orders may be extended for an additional period of up to 30 days where the Competition Tribunal finds that the Commissioner is unable to complete her inquiry because of circumstances beyond her control.

        The Commissioner may upon request issue an advance ruling certificate ("ARC") that she would not have sufficient grounds on which to apply to the Competition Tribunal under the merger provisions of the Competition Act. If the Commissioner issues an ARC in respect of a proposed transaction, that transaction is exempt from the pre-merger notification provisions. In addition, if the transaction to which the ARC relates is substantially completed within one year after the ARC is issued, the Commissioner cannot seek an order of the Competition Tribunal under the merger provisions of the Competition Act in respect of the transaction solely on the basis of information that is the same or substantially the same as the information on the basis of which the ARC was issued. Alternatively, the Commissioner may issue a "no action" letter following a notification or an application for an ARC, indicating that she is of the view that grounds do not then exist to initiate proceedings before the Competition Tribunal under the merger provisions of the Competition Act with respect to the proposed transaction, while preserving during the three years following completion of the proposed transaction her authority to so initiate proceedings should circumstances change.

        The purchase of Shares pursuant to the Offer requires pre-merger notification to the Commissioner and the Offeror's acquisition of control of CP Ships would be a "merger" for the purposes of the merger provisions of the Competition Act. The Offeror and CP Ships have filed their respective short form pre-merger notifications with the Commissioner in respect of the Offer and have requested that the Commissioner issue either an ARC or a "no action" letter in respect of the Offer.

        The Offeror does not currently intend to take up or pay for Shares deposited pursuant to the Offer unless all applicable waiting periods under the Competition Act and any extensions thereof have expired or been waived without restraint or challenge and the Commissioner shall have issued either an ARC or a "no action" letter in respect of the acquisition of the Shares by the Offeror. See Section 4 of the Offer to Purchase, "Conditions of the Offer".

  Investment Canada Act

        The Investment Canada Act is Canada's statute of general application governing the acquisition of control of Canadian businesses by non-Canadians.

        Under the Investment Canada Act, an acquisition of a Canadian business by a non-Canadian (as defined in the Investment Canada Act) is reviewable if the value of the asset acquired, as set forth in the most recent audited financial statements of the Canadian business, is equal to or greater than the prescribed threshold.

        Before a reviewable investment may be completed, the Minister of the federal Cabinet responsible for Investment Canada must determine that the investment is likely to be of net benefit to Canada. The Minister has an initial 45-day period to make his determination. The Minister may extend the period for a further 30 days by giving notice to the prospective acquiror. If at the end of the 75-day period the Minister is not satisfied that the investment is likely to be of net benefit to Canada, he may send a notice to that effect to the prospective acquiror, in which case the acquiror is afforded a reasonable opportunity to make representations and submit undertakings to the Minister in an attempt to satisfy the Minister that the investment is likely to be of net benefit to Canada.

        On August 24, 2005, the Offeror filed an application for review under the Investment Canada Act. The Offeror does not currently intend to take up or pay for Shares deposited pursuant to the Offer unless the Minister shall have sent a notice to the effect that the Minister is satisfied, or is deemed to be satisfied, that the investment is likely to be of net benefit to Canada in respect of the acquisition of the Shares by the Offeror. See Section 4 of the Offer to Purchase, "Conditions of the Offer".

  HSR Act

        Under the HSR Act and the rules that have been promulgated thereunder by the Federal Trade Commission (the "FTC"), certain acquisitions of voting stock or of assets must be reported to the FTC and the Antitrust Division of the U.S. Department of Justice ("DOJ") and the parties must wait a specified period before they may complete the transaction.

        The purchase of Shares pursuant to the Offer requires TUI to file a pre-merger notification with the FTC and the DOJ under the HSR Act. The notification will be subject to certain statutory provisions applicable to cash tender offers. Under these provisions, the notification must contain an affidavit asserting that TUI has provided notice to CP Ships that the Offeror intends to acquire the Shares and that TUI will file a notification with the FTC and the DOJ. Upon receipt of the notice, CP Ships will have 10 days to file a separate notification in accordance with the HSR Act.

        After filing, the parties must observe a 15-day statutory waiting period during which Shares may not be acquired. The 15-day period commences upon the filing of a complete notification by TUI and does not require that CP Ships comply with its separate obligation under the HSR Act. Any filing person may request that the waiting period be terminated before the statutory period expires ("early termination"). In view of the short waiting periods for cash tender offers (the standard waiting period for reportable transactions is 30 days), however, TUI and the Offeror believe that early termination may not be granted even if the agencies determine that the transaction does not warrant closer examination.

        If the FTC or the DOJ determine during the waiting period that further inquiry is necessary, they are authorized to request additional information from the parties (a "second request"). A second request extends the waiting period for a period of 10 days after TUI and the Offeror have substantially complied with the request. The agencies can terminate the waiting period prior to substantial compliance if early termination has been requested by at least one party and the investigation reveals that the transaction does not raise antitrust concerns. Alternatively, if TUI and the Offeror determine during the initial 15 day waiting period that the agencies require additional time to review the transaction, they may withdraw the notification and re-file at a later time.

        If the government believes upon review that the transaction is likely to be anticompetitive, it may initiate injunction proceedings in U.S. federal court to halt the acquisition and may seek to prohibit the acquisition by filing suit in U.S. federal court.

        The Offeror does not currently intend to take up or pay for Shares deposited pursuant to the Offer unless all applicable waiting periods under the HSR Act and any extensions thereof have expired or early termination has been granted. See Section 4 of the Offer to Purchase, "Conditions of the Offer".

  European Merger Control Regulation ("ECMR")

        Under the ECMR, concentrations with a "Community dimension" are subject to mandatory pre-merger notification. The purchase of Shares pursuant to the Offer constitutes a concentration within the meaning of the ECMR, because it will, if successful, result in the Offeror acquiring control over CP Ships. The Community dimension test is based on turnover (net sales). A concentration is deemed to have a Community dimension when it meets the following turnover thresholds: (i) The combined aggregate worldwide turnover of all the undertakings concerned exceeds € 5 billion; and (ii) the turnover of each of at least two undertakings concerned in the European Union ("EU") ("Community-wide turnover") exceeds € 250 million; unless (iii) each of the undertakings concerned achieves more than two thirds of its aggregate Community-wide turnover within one and the same EU member state. There are also alternative thresholds for smaller transactions where the parties have substantial turnover in several EU member states. The acquisition of the Shares qualifies as concentration with Community dimension within the meaning of the ECMR and therefore requires pre-merger notification to the Commission of the European Communities ("EC Commission").

        After receiving notification of the transaction, the EC Commission has 25 working days to make an initial assessment on the merits of the notified transaction ("Phase I Investigation"). This period is extended to 35 working days if the parties offer commitments within 20 working days after notification or a EU member state requests a referral of the transaction. The EC Commission is obliged to grant such referral upon request of a EU member state under certain circumstances and may also refer a transaction for review by the national authority of the requesting EU member state in other cases. The Phase I Investigation period begins to run the day after the EC Commission receives a complete notification. If the EC Commission finds that the notification is materially incomplete, time periods will begin to run only after the defect(s) have been cured. In addition, the applicable working day period may be suspended if there is a failure to meet a deadline for complying with an information request of the EC Commission. At the end of the Phase I Investigation, the EC Commission will decide that the notified transaction either: (i) falls outside the scope of the ECMR; or (ii) does not, as notified or following modifications proposed by the parties, significantly impede effective competition within the EU, in particular as a result of the creation or strengthening of a dominant position (clearance decision); or (iii) raises serious doubts as to its compatibility with effective competition in the EU and therefore requires an in-depth investigation ("Phase II Investigation"). In case of (i), the transaction may be subject to merger control review by authorities of EU member states. The EC Commission will publish a notice announcing its decision in the "Official Journal" and issue a press release on its website.

        If the EC Commission decides to open a Phase II investigation, it has an additional 90 working days to make its final decision, with a possible extension to 105 working days if the notifying party offers commitments after the 54th day of the Phase II Investigation. The notifying party may request an extension of up to 20 working days. It may make only one extension request and can do so only within the first 15 working days after initiation of the Phase II Investigation. The EC Commission may extend the time limit up to 20 days if the notifying party agrees, without restriction as to the number of separate extensions or when they must be agreed to. However, all such extensions — whether requested unilaterally by the notifying party or agreed to with the EC Commission — cannot exceed 20 working days in total. At the end of the Phase II Investigation, the EC Commission may decide (i) to clear the concentration without modifications; (ii) to prohibit the concentration as incompatible with the "Common Market"; or (iii) to clear the concentration subject to the imposition of conditions and/or obligations.

        If the ECMR applies to a concentration, the parties are generally prohibited from putting the concentration into effect until: (i) the transaction has expressly been cleared by the EC Commission; or (ii) the EC Commission has failed to make a decision within the prescribed time limits. For public bids, the ECMR provides, however, for an automatic derogation from the suspension to complete the bid, provided that no voting rights are exercised. The Offeror does not currently intend to take up or pay for Shares deposited pursuant to the Offer unless the EC Commission has cleared the concentration or the prescribed time limits have elapsed without the EC Commission having made a decision. See Section 4 of the Offer to Purchase, "Conditions of the Offer".

  Further Merger Control Filings

        The purchase of Shares pursuant to the Offer is also subject to merger control review in China, Mexico, and Turkey.

        In China, offshore concentrations are subject to mandatory pre-merger notification to the Ministry of Commerce ("MOFCOM") if (i) a party owns assets inside China of RMB3 billion or more; (ii) a party has sales revenue in the Chinese market of RMB1.5 billion or more; (iii) the market share in China of a party to the transaction together with its affiliates has reached 20%; (iv) the market share in China of a party together with its affiliates will reach 25% as a result of the transaction; or (v) a party after the transaction will own (directly or indirectly) equity interests in more than 15 foreign-invested enterprises (FIEs) in China. If a transaction meets these thresholds, the parties are prohibited from putting the concentration into effect until the original or extended waiting period has expired without objection by MOFCOM. Offshore transactions may not result in excessive concentration in the Chinese market, so as to jeopardise fair competition in China or the safety of the national economy. The acquisition of the Shares meets the thresholds for mandatory pre-merger notification under Chinese law. The Offeror does not currently intend to take up or pay for the Shares deposited pursuant to the Offer until the original or extended waiting period has elapsed without objection by MOFCOM. See Section 4 of the Offer to Purchase, "Conditions of the Offer".

        In Mexico, concentrations are subject to mandatory pre-closing notification with the Competition Commission if they involve (i) the acquisition of a target worth in Mexico over 12 million times the minimum wage in Mexico City; or (ii) the acquisition of 35% or more of the assets or shares of a company with turnover or assets in Mexico of more than 12 million times the minimum wage in Mexico City; or (iii) where two or more companies with individual or joint worldwide turnover of 48 million times the minimum wage in Mexico City or more are involved and the additional assets or share capital acquired in Mexico exceed 4.8 million times the minimum wage in Mexico City. Once the transaction has been notified, the parties are not prohibited from implementing it pending clearance, but the Mexican competition authority may establish conditions or order the suspension or the unwinding of the transaction if certain requirements are met. Concentrations that have as their objective to diminish, damage or deter competition and free access to equal, similar or substantially related goods and services will be prohibited by the authorities. The acquisition of the Shares meets the thresholds for mandatory pre-closing notification under Mexican law. The Offeror does not currently intend to take up or pay for the Shares deposited pursuant to the Offer unless the transaction has been cleared by the Mexican antitrust authorities or is deemed to have been cleared under Mexican law. See Section 4 of the Offer to Purchase, "Conditions of the Offer".

        In Turkey, concentrations are subject to mandatory pre-merger notification with the Competition Board if (i) the combined market share of the parties exceeds 25%; or (ii) the combined Turkish turnover of the parties in the relevant product market exceeds TL 25 trillion. If a transaction meets these thresholds, the parties are prohibited from putting the concentration into effect until the transaction has been expressly cleared by the Competition Board or is deemed to have been cleared under Turkish law. Concentrations that would create or strengthen a dominant position of one or more of the parties as a result of which competition would be significantly impeded in a market for goods or services in the whole territory of Turkey or a substantial part of it will be prohibited. The acquisition of the Shares meets the thresholds for mandatory pre-merger notification under Turkish law. The Offeror does not currently intend to take up or pay for the Shares deposited pursuant to the Offer unless the transaction has been cleared by the Competition Board or is deemed to have been cleared under Turkish law. See Section 4 of the Offer to Purchase, "Conditions of the Offer".

        The purchase of Shares pursuant to the Offer also meets the respective thresholds for merger control review in other countries. The Offeror and TUI do not expect that any merger control review in these countries will prevent or materially delay the completion of the Offer.

  U.S. Maritime Security Program

        A subsidiary of CP Ships is a party to certain contracts with the U.S. government to participate in the U.S. Maritime Security Program ("MSP") under which payments are made by the U.S. government, beginning October 1, 2005, with respect to operation of five U.S. flagships of such subsidiary. The value through the ten-year term of these MSP contracts will be approximately $144.5 million. Under such contracts, such subsidiary is required to obtain the consent of the U.S. Maritime Administration to a change of control of such subsidiary such as that resulting from the Offeror's acquisition of more than 50% of such Shares. The Offeror and CP Ships expect that the Offeror will meet all legal requirements necessary to qualify for such approval, however, such approval is ultimately a matter of U.S. Maritime Administration determination within the requirements of applicable United States federal law and cannot be assured. This consent of the U.S. Maritime Administration is not required under the MSP contracts in order for the Offeror to make the Offer. Further, the consent of the U.S. Maritime Administration is not a Regulatory Approval listed in Schedule A to the Support Agreement.

15.   Certain Income Tax Considerations

  Canadian Federal Income Tax Considerations

        In the opinion of Blake, Cassels & Graydon LLP, counsel to the Offeror, the following is a summary of the principal Canadian federal income tax considerations under the Tax Act generally applicable to a Shareholder who sells Shares pursuant to the Offer or otherwise disposes of Shares pursuant to certain transactions described under Section 8 of the Circular, "Acquisition of Shares Not Deposited". This summary does not, however, apply to a Shareholder who acquired Shares on the exercise of employee stock options, and such holders should consult their own tax advisors.

        The summary is based on the current provisions of the Tax Act, the regulations thereunder, and counsel's understanding of the administrative policies and assessing practices of the CRA publicly available prior to the date hereof. The summary takes into account all specific proposals to amend the Tax Act and the regulations thereunder publicly announced by the Minister of Finance (Canada) prior to the date hereof (the "Proposed Amendments"), although there is no certainty that such proposals will be enacted in the form currently proposed, or at all. The summary does not otherwise take into account or anticipate any other changes in law, whether by judicial, governmental or legislative decision or action, or other changes in administrative policies or assessing practices of the CRA, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may materially differ from federal income tax legislation or considerations. This summary is based on the assumption that the fair market value of any Rights disposed of is nominal. Counsel expresses no opinion as to such factual matters and Shareholders should consult their own tax advisors in this regard. This summary also assumes that the Shares have been and will be at all relevant times listed on a prescribed stock exchange (which includes the TSX and the NYSE).

        This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice or representations to any particular Shareholder to whom the Offer is made. Accordingly, Shareholders should consult their own tax advisors with respect to their particular circumstances, including the application and effect of the income and other tax laws of any country, province, territory, state or local tax authority.

        For the purposes of the Tax Act, all amounts relevant in computing a Shareholder's liability under the Tax Act must be computed in Canadian currency. Amounts denominated in United States dollars, including proceeds of disposition and adjusted cost base must be converted into Canadian dollars based on the prevailing exchange rate at the relevant time.

  Shareholders Resident in Canada

        This part of the summary is applicable only to Shareholders who, for purposes of the Tax Act and at all relevant times, are resident or are deemed to be resident in Canada, hold their Shares as capital property, deal at arm's length with CP Ships and the Offeror and are not affiliated with CP Ships or the Offeror. Certain Shareholders whose Shares might not otherwise be considered to be capital property may be entitled to have their Shares deemed to be capital property by making an irrevocable election provided for by subsection 39(4) of the Tax Act. This summary does not apply to "financial institutions" within the meaning of section 142.2 of the Tax Act or to "specified financial institutions" as defined in the Tax Act and such institutions are advised to consult with their own tax advisors.

  Disposition of Shares pursuant to the Offer

        A Shareholder whose Shares are taken up and paid for under the Offer will be considered to have disposed of such Shares for purposes of the Tax Act. On such disposition, the Shareholder will realize a capital gain (or a capital loss) in respect of the Shares so disposed of to the extent that proceeds of disposition received or deemed to have been received by the Shareholder for such Shares exceed (or are less than) the total of the adjusted cost base to the Shareholder of such Shares and any reasonable costs of disposition. For this purpose, the proceeds of disposition will generally be equal to the Canadian dollar equivalent of $21.50 per Share determined at the time at which Shares are disposed of by the Shareholder.

  Capital Gains and Capital Losses

        A shareholder will be required to include one-half of the amount of any capital gain (a "taxable capital gain") in income, and will generally be entitled to deduct one-half of the amount of any capital loss (an "allowable capital loss") against taxable capital gains realized in the year of disposition, in any of the three preceding taxation years or in any following taxation year to the extent and under the circumstances specified in the Tax Act.

        In general, a capital loss otherwise arising on the disposition of Shares by a Shareholder which is a corporation may in certain circumstances be reduced by the amount of dividends received or deemed to have been received on such Shares (or on certain other shares where the Shares have been acquired in exchange for such shares). Any such reduction will not occur where the corporate Shareholder owned the relevant Share continuously for 365 days or longer immediately before the disposition and such Shareholder (together with any persons with whom it did not deal at arm's length) did not own more than 5% of the shares of any class or series of CP Ships at the time the relevant dividends were received or deemed to have been received. Similar rules may also apply in other circumstances, including where a corporation, trust or partnership is a member of a partnership or a beneficiary of a trust that owns Shares. Shareholders to whom these rules may be relevant should consult their own tax advisors.

        A Shareholder that is throughout the relevant taxation year a "Canadian-controlled private corporation" as defined in the Tax Act may be liable to pay, in addition to the tax otherwise payable under the Tax Act, a refundable tax of 6 2/3% determined by reference to its aggregate investment income for the year, which is defined to include an amount in respect of taxable capital gains. The non-taxable portion of capital gains realized by an individual or a trust, other than certain specified trusts, will be taken into account in determining their liability for alternative minimum tax under the Tax Act.

  Compulsory Acquisition of Shares

        As described under Section 8 of this Circular, "Acquisition of Shares Not Deposited — Compulsory Acquisition", Shares may be acquired, in certain circumstances, pursuant to the compulsory acquisition provisions of the NBBCA. The tax consequences to Shareholders of a disposition of Shares in such circumstances generally will be as described above.

        A Shareholder who elects to receive the fair value for the Shareholder's Shares will be considered to have disposed of the Shares for proceeds of disposition equal to the amount received by the Shareholder less the amount of any interest awarded by the court and will realize a capital gain (or a capital loss) in the manner, and subject to the treatment described above. Any interest awarded to the Shareholder by the Court will be included in the Shareholder's income for purposes of the Tax Act.

  Subsequent Acquisition Transaction

        If the compulsory acquisition provisions of the NBBCA are not utilized, other means of acquiring the remaining issued and outstanding Shares may be proposed. The tax treatment of a Subsequent Acquisition Transaction described in Section 8 of this Circular, "Acquisition of Shares Not Deposited — Subsequent Acquisition Transaction" to a Shareholder may be substantially the same or materially different than would apply if Shares are sold to the Offeror under the Offer and will depend upon the exact manner in which the Subsequent Acquisition Transaction is carried out. Shareholders should consult their own tax advisors for advice with respect to the income tax consequences to them of having their Shares acquired pursuant to a Subsequent Acquisition Transaction.

        A Subsequent Acquisition Transaction could be implemented by means of an amalgamation of CP Ships with the Offeror (or a wholly-owned subsidiary of the Offeror) pursuant to which Shareholders who have not tendered their Shares under the Offer would have their Shares exchanged on the amalgamation for redeemable preference shares of the amalgamated corporation ("Redeemable Shares") which would then immediately be redeemed for cash. Such a Shareholder would not realize a capital gain or capital loss as a result of such exchange and the cost of the Redeemable Shares received would be the aggregate of the adjusted cost base of the Shares to the Shareholder immediately before the amalgamation.

        Upon the redemption of the Redeemable Shares, the holder thereof would be deemed to have received a dividend (subject to the potential application of subsection 55(2) of the Tax Act to holders of such shares that are corporations as discussed below) equal to the amount, if any, by which the redemption price of the Redeemable Shares exceeds their paid-up capital for purposes of the Tax Act. The difference between the redemption price and the amount of the deemed dividend would be treated as proceeds of disposition of such shares for purposes of computing any capital gain or capital loss arising on a disposition of such shares.

        Subject to the potential application of the rules discussed below, dividends deemed to be received by a corporation as a result of the redemption of the Redeemable Shares will be included in computing its income, but generally will also be deductible in computing its taxable income.

        A holder that is a "private corporation" (as defined in the Tax Act) or any other corporation resident in Canada and controlled by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts) will generally be liable to pay a 33 1/3% refundable tax under Part IV of the Tax Act on dividends deemed to be received on the Redeemable Shares to the extent that such dividends are deductible in computing the corporation's taxable income. Subsection 55(2) of the Tax Act provides that where a corporate holder is deemed to receive a dividend under the circumstances described above and such dividend is deductible in computing the holder's taxable income and is not subject to Part IV tax, all or part of the deemed dividend may be treated as proceeds of disposition of the Redeemable Shares for the purpose of computing the holder's capital gain on the disposition of such shares. Accordingly, corporate holders should consult their own tax advisors for specific advice with respect to the potential application of this provision.

        In the case of a holder who is an individual, dividends deemed to be received as a result of the redemption of the Redeemable Shares will be included in computing the holder's income and will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends paid by taxable Canadian corporations.

        Under the current administrative practice of the CRA, Shareholders who exercise their right of dissent in respect of an amalgamation will be considered to have disposed of their Shares for proceeds of disposition equal to the amount paid by the amalgamated corporation to the dissenting Shareholder therefor, other than any interest awarded by the Court. Any interest awarded to the Shareholder by the Court will be included in the Shareholder's income for purposes of the Tax Act. Because of uncertainties under the relevant legislation as to whether such amounts paid to a dissenting Shareholder would be treated entirely as proceeds of disposition, or in part as the payment of a deemed dividend, dissenting Shareholders should consult with their own tax advisors in this regard.

        As an alternative to the amalgamation discussed above, the Offeror may propose a share consolidation, a statutory arrangement or other transaction, the tax consequences of which may differ from those described above. No opinion is expressed herein as to the tax consequences of any such transaction to a Shareholder.

  Qualified Investments

        If the Shares cease to be listed on a stock exchange prescribed under the Tax Act, the Shares may no longer be qualified investments under the Tax Act for a trust governed by a registered retirement savings plan ("RRSP"), registered retirement income fund ("RRIF"), deferred profit sharing plan ("DPSP") or registered education savings plan ("RESP"). Shareholders that are trusts governed by an RRSP, RRIF, DPSP or RESP should consult with their tax advisors with respect to the tax consequences to them (and to the annuitants, beneficiaries or subscribers thereunder) of holding Shares if such shares are not qualified investments and of disposing of their Shares pursuant to a Compulsory Acquisition or a Subsequent Acquisition Transaction.

  Shareholders Not Resident in Canada

        This part of the summary is applicable only to Shareholders who, for purposes of the Tax Act and at all relevant times, are not resident nor deemed to be resident in Canada, do not carry on and are not deemed to carry on business in Canada, deal at arm's length with the Offeror and CP Ships, hold their Shares as capital property and do not use or hold, and are not deemed to use or hold, their Shares in, or in the course of, carrying on a business in Canada (a "Non-Resident Shareholder").

  Disposition of Shares Pursuant to the Offer

        A Non-Resident Shareholder will not be subject to tax under the Tax Act on any capital gain realized on the disposition of Shares pursuant to the Offer unless the shares constitute "taxable Canadian property" of the Non-Resident Shareholder.

        Generally, Shares will not constitute "taxable Canadian property" to a Non-Resident Shareholder at a particular time unless, at any time during the sixty-month period immediately preceding the particular time, not less than 25% of the issued shares of any class or series of a class of the capital stock of CP Ships were owned by the Non-Resident Shareholder, persons with whom the Non-Resident Shareholder did not deal at arm's length or any combination thereof. A Non-Resident Shareholder's Shares may be deemed to be "taxable Canadian property" in certain circumstances set out in the Tax Act.

        In the event that the Shares constitute taxable Canadian property to a particular Non-Resident Shareholder on the disposition thereof pursuant to the Offer, and a capital gain realized on the disposition of such Shares is not exempt from tax under the Tax Act by virtue of the terms of an income tax treaty or a convention between Canada and the country in which the Non-Resident Shareholder is resident, such Non-Resident Shareholder will realize a capital gain (or capital loss) generally in the circumstances and computed in the manner described above under "Shareholders Resident in Canada — Disposition of Shares Pursuant to the Offer" and the tax consequences described above under "Shareholders Resident in Canada — Capital Gains and Capital Losses" will generally apply. Non-Resident Shareholders whose Shares are taxable Canadian property should consult their own tax advisors for advice having regard to their particular circumstances.

  Compulsory Acquisition of Shares

        As discussed in Section 8 of this Circular, "Acquisition of Shares Not Deposited — Compulsory Acquisition", the Offeror may, in certain circumstances, acquire Shares not deposited under the Offer pursuant to the compulsory acquisition provisions of the NBBCA. A Non-Resident Shareholder whose Shares are not taxable Canadian property will generally not be subject to tax under the Tax Act on the disposition of such Shares pursuant to the Compulsory Acquisition. If the Shares are not listed on a stock exchange prescribed under the Tax Act at the time of disposition, they will be taxable Canadian property to a Non-Resident Shareholder. Where such a Non-Resident Shareholder disposes of Shares that are taxable Canadian property to the Non-Resident Shareholder, the disposition may give rise to a capital gain. If such capital gain is not exempt from Canadian tax under the terms of an applicable income tax treaty or convention, the tax consequences as described above under "Shareholders Resident in Canada — Disposition of Shares pursuant to the Offer" will generally apply. In addition, if the Shares are not listed on a stock exchange prescribed under the Tax Act at the time of their disposition, the notification and withholding provisions of Section 116 of the Tax Act will apply to such Non-Resident Shareholder. Non-Resident Shareholders whose Shares are being compulsorily acquired should consult their own tax advisors with respect to their particular circumstances.

        Where a Non-Resident Shareholder receives interest in connection with the exercise of the right to demand payment of the fair value of the Shareholder's Shares under a Compulsory Acquisition, such interest will be subject to Canadian withholding tax under the Tax Act at the rate of 25%. Such rate may be reduced under the provisions of an applicable Canadian income tax treaty or convention. Under the Canada-United States Income Tax Convention (the "Treaty"), the rate of withholding tax on interest paid to Non-Resident Shareholders who qualify as residents of the United States for purposes of the Treaty generally is reduced to 10%.

  Subsequent Acquisition Transaction

        If the compulsory acquisition provisions of the NBBCA are not utilized, other means of acquiring the remaining issued and outstanding Shares may be proposed. The tax treatment of a Subsequent Acquisition Transaction described above under Section 8 of this Circular, "Acquisition of Shares Not Deposited — Subsequent Acquisition Transaction", to a Non-Resident Shareholder may be substantially the same or materially different than would apply if Shares are sold to the Offeror under the Offer and will depend upon the exact manner in which a Subsequent Acquisition Transaction is carried out and whether the Shares are listed on a stock exchange prescribed under the Tax Act at the relevant time.

        A Subsequent Acquisition Transaction could be implemented by means of an amalgamation of CP Ships with the Offeror (or a wholly-owned subsidiary of the Offeror) pursuant to which Non-Resident Shareholders who have not tendered their Shares under the Offer would have their Shares exchanged on the amalgamation for Redeemable Shares which would then immediately be redeemed for cash. Such a redemption may result in a Non-Resident Shareholder being deemed to have received a dividend, and possibly a capital gain in respect of the Redeemable Shares in the manner described above under "Shareholders Resident in Canada — Subsequent Acquisition Transactions", without regard to subsection 55(2) of the Tax Act. Dividends, including deemed dividends, on Shares or Redeemable Shares owned by a Non-Resident Shareholder are subject to Canadian non-resident withholding tax at a rate of 25%. Such rate may be reduced under the provisions of an applicable Canadian income tax treaty or convention. Under the Treaty, the rate of withholding tax on dividends paid to Non-Resident Shareholders who qualify as residents of the United States for purposes of the Treaty generally is reduced to 15%. In addition, the Redeemable Shares may be "taxable Canadian property", as a result of which any capital gain realized on the disposition of such shares may be subject to the treatment discussed above under "Compulsory Acquisition of Shares".

        Where a Non-Resident Shareholder receives interest in connection with the exercise of the right of dissent in respect of an amalgamation, the interest will be subject to withholding tax as discussed above under "Compulsory Acquisition of Shares".

        As an alternative to the amalgamation discussed above, the Offeror may propose a share consolidation, statutory arrangement or other transaction, the tax consequences of which may differ from those described above. No opinion is expressed herein as to the tax consequences of any such transaction to a Non-Resident Shareholder.

        To the extent that a Subsequent Acquisition Transaction is proposed, Non-Resident Shareholders are urged to consult their own tax advisors to determine the tax consequences to them of the transaction and, in particular, whether the notification and withholding provisions of Section 116 of the Tax Act would apply to the Non-Resident Shareholder as a result of a Subsequent Acquisition Transaction.

United States Federal Income Tax Considerations

        In the opinion of Wilmer Cutler Pickering Hale and Dorr LLP, the following discussion summarizes the material United States federal income tax considerations generally applicable to United States Holders (as defined below) with respect to the disposition of Shares pursuant to the Offer. This summary is based upon the Internal Revenue Code of 1986, as amended (the "Code"), temporary and final Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions, all as currently in effect and all of which are subject to change (possibly with retroactive effect) or different interpretations. The discussion does not address aspects of United States federal taxation other than income taxation, nor does it address all aspects of United States federal income taxation, including aspects of United States federal income taxation that may be applicable to particular shareholders subject to special provisions of federal income tax law, such as shareholders who are dealers in securities, life insurance companies, tax exempt organizations, banks, foreign persons, those who acquired their Shares in a compensation transaction or have owned, directly or constructively, during a five-year lookback period, 10% or more of the voting power of the voting stock of CP Ships. This summary is limited to persons that hold their Shares as a "capital asset" within the meaning of Section 1221 of the Code. The discussion also does not address the United States federal income tax consequences to holders of options to purchase Shares. In addition, it does not address state, local or foreign tax consequences.

        United States Holders of Shares are urged to consult their tax advisors with respect to the United States federal, state, local and foreign tax consequences of the Offer and other transactions described under Section 8 of this Circular, "Acquisition of Shares Not Deposited".

        As used herein, the term "United States Holder" means a beneficial owner of Shares that is, for United States federal income tax purposes (i) a citizen or resident of the United States, (ii) a corporation or other entity treated as a corporation, created or organized under the laws of the United States or a political subdivision thereof, (iii) an estate the income of which is subject to federal income taxation regardless of source, or (iv) a trust subject to the primary supervision of a United States court and the control of one or more United States persons.

        If a partnership (including any entity treated as a partnership for United States federal income tax purposes) is the beneficial owner of Shares, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partners in such a partnership should consult their tax advisors as to the particular tax considerations applicable to them.

  Sales of Shares Pursuant to the Offer

        In general, a United States Holder whose Shares are disposed of pursuant to the Offer will recognize a capital gain or loss for United States federal income tax purposes equal to the difference between (i) the sum of the cash received and (ii) such holder's tax basis in the Shares so disposed. Such capital gain or loss will be a long-term capital gain or loss if such holder has held his or her Shares as capital assets for more than one year. Long-term capital gains recognized by a non-corporate United States Holder are generally taxed at a maximum rate of 15%. The deductibility of capital losses is subject to significant limitations.

  Compulsory Acquisition of Shares

        The United States federal income tax consequences to a United States Holder of a disposition of Shares pursuant to a Compulsory Acquisition generally will be as described under "Sale of Shares Pursuant to the Offer" above and a United States Holder will generally recognize capital gain (or loss) to the extent the aggregate fair market value of the consideration received exceeds (or is less than) the holder's basis in the Shares sold.

  Subsequent Acquisition Transaction

        If the Offeror is unable to effect a Compulsory Acquisition, or if the Offeror elects not to proceed with a Compulsory Acquisition, then the Offeror may propose a Subsequent Acquisition Transaction as described under "Acquisition of Securities Not Deposited". As described above, a Subsequent Acquisition Transaction may be implemented by means of an amalgamation of CP Ships with the Offeror (or a wholly-owned subsidiary of the Offeror) pursuant to which Shareholders who have not tendered their Shares under the Offer would have their Shares exchanged on the amalgamation for Redeemable Shares which would then immediately be redeemed for cash. The tax consequences of the exchange of Shares for Redeemable Shares and the subsequent exchange of such shares for cash will generally be as described above under "Sale of Shares Pursuant to the Offer" and a United States Holder will generally recognize capital gain (or loss) to the extent that the value of the cash received exceeds (or is less than) the holder's basis in the Shares sold.

        As an alternative to the amalgamation discussed above, the Offeror may propose a different form of amalgamation, arrangement, consolidation, reclassification or other transaction. The tax consequences of any such transaction will depend upon the exact manner in which the transaction is carried out, and may be substantially similar to or materially different from the consequences described above.

        United States Holders should consult their tax advisors with respect to any United States federal, state or local tax consequences to them of having their Shares acquired pursuant to a Subsequent Acquisition Transaction.

  United States Holder Subject to Canadian and U.S. Tax

        A United States Holder who pays (either directly or through withholding by another person) Canadian income tax with respect to the disposition of Shares generally may be entitled, at the option of the United States Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. There are significant and complex limitations that apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of the United States Holder's U.S. federal income tax liability that such United States Holder's "foreign source" taxable income bears to such United States Holder's worldwide taxable income. In applying this limitation, a United States Holder's various items of income and deduction must be classified, under complex rules, as either "foreign source" or "U.S. source". A United States Holder's gain on the disposition of Shares generally will be U.S. source gain for purposes of applying the foreign tax credit rules. Gain subject to tax in Canada that would otherwise be U.S. source gain may be re-sourced as foreign source gain under the provisions of the Canada–United States Income Tax Convention. Re-sourcing may not, however, apply to gain realized in a Subsequent Acquisition Transaction that results in the United States Holder being deemed to receive a dividend for Canadian income tax purposes, as described under "Canadian Federal Income Tax Considerations — Shareholders Not Resident in Canada" above. Consequently, a United States Holder may not be able to credit Canadian income tax withheld on such a "deemed dividend" unless it can apply the credit against United States tax due on other income from foreign sources in the appropriate foreign tax credit category. Alternatively, the United States Holder may elect to take a deduction for such Canadian tax. Generally, claiming a credit (if available) will be more advantageous because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax. This election is made on a year-by-year basis and applies to all foreign tax paid (or withheld from) the United States Holder during that year.

        These and other significant and complex limitations apply to the foreign tax credit. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific, and United States Holders should consult their own tax advisors regarding their individual circumstances.

        United States Holders whose disposition of Shares pursuant to the Offer or a Compulsory Acquisition or a Subsequent Acquisition Transaction is subject to tax in both Canada and the United States should consult their tax advisors concerning possible benefits under the Canada–United States Income Tax Convention.

  Information Reporting and Back-up Withholding

        Payments in connection with the Offer or either a Compulsory Acquisition or a Subsequent Acquisition Transaction may be subject to "back-up withholding" at a rate of 28% unless a United States Holder of Shares (i) is a corporation or comes within certain exempt categories and, when required, demonstrates this fact or (ii) provides a correct taxpayer identification number ("TIN") to the payor, certifies as to no loss of exemption from back-up withholding and otherwise complies with applicable requirements of the back-up withholding rules. A United States Holder who does not provide a correct TIN may be subject to penalties imposed by the IRS. Any amount paid as back-up withholding does not constitute an additional tax and will be creditable against the holder's United States federal income tax liability. Each United States Holder of Shares should consult with his or her own tax advisor regarding qualification for exemption from back-up withholding and the procedure for obtaining such exemption. United States Holders tendering their Shares in the Offer may prevent back-up withholding by completing the Substitute Form W-9 included in the Letter of Transmittal. See Section 3 of the Offer to Purchase, "Manner of Acceptance-Back-Up United States Federal Income Tax Withholding".

16.   Previous Distributions

        The Offeror believes, based on publicly available information, that the only distributions of Shares by CP Ships since its formation, other than any distribution of Shares pursuant to the CP Ships Stock Option Plans, are as follows (all information as to the number of Shares and price is given as of the date of the transaction):

  (a)
  as part of the Plan of Arrangement, the issuance of 79,127,044 Shares on October 1, 2001;

  (b)
  to commemorate CP Ships' beginning as a publicly listed company following the Plan of Arrangement, on October 1, 2001, CP Ships issued CDN$1,000 worth of Shares to each employee;

  (c)
  pursuant to a public offering, the issuance of 8,500,000 Shares at CDN$15.00 on July 2, 2002 for net proceeds to CP Ships of approximately CDN$121,125,000; and

  (d)
  pursuant to the exercise of an over-allotment option, the issuance of 1,100,000 Shares at CDN$15.00 on July 9, 2002 for net proceeds to CP Ships of approximately CDN$15,675,000.

17.   Depositary, U.S. Forwarding Agent and Information Agent

        The Offeror has engaged the Depositary and the U.S. Forwarding Agent for the receipt of certificates in respect of Shares and related Letters of Transmittal deposited under the Offer and other documents and, in the case of the Depositary, for the payment for Shares purchased by the Offeror pursuant to the Offer. The Depositary will also receive Notices of Guaranteed Delivery at the office specified therein. The Offeror has engaged the Information Agent to provide a resource for information for Shareholders resident in Canada and the United States. The Depositary, the U.S. Forwarding Agent and the Information Agent will receive reasonable and customary compensation from the Offeror for their services in connection with the Offer, will be reimbursed for certain out-of-pocket expenses and will be indemnified against certain liabilities, including liabilities under securities Laws and expenses in connection therewith.

        No broker, dealer, bank or trust company shall be deemed to be the agent of the Offeror, the Depositary or the U.S. Forwarding Agent for purposes of the Offer.

18.   Statutory Rights

        Securities legislation in certain of the provinces and territories of Canada provides Shareholders of CP Ships with, in addition to any other rights they may have at law, rights of rescission or to damages, or both, if there is a misrepresentation in a circular or a notice that is required to be delivered to the Shareholders. However, such rights must be exercised within prescribed time limits. Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

19.   Financial Advisors, Dealer Managers and Soliciting Dealer Group

        TUI has retained Citigroup Global Markets Limited and Greenhill & Co. International LLP to act as its co-lead financial advisors in connection with the Offer. The Offeror has retained MacKenzie Partners, Inc. as Information Agent.

        Citigroup Global Markets Inc., a U.S. affiliate of Citigroup Global Markets Limited, and Greenhill & Co., LLC, a U.S. affiliate of Greenhill & Co. International LLP, have been retained to serve as the Dealer Managers for the Offer in the United States. RBC Dominion Securities Inc. and Citigroup Global Markets Canada Inc. have been retained to serve as the Dealer Managers for the Offer in Canada, and RBC Dominion Securities Inc. will form a soliciting dealer group consisting of members of the Investment Dealers Association of Canada and the TSX to solicit acceptances of the Offer in Canada. Each member of the Soliciting Dealer Group, including Citigroup Global Markets Inc. and RBC Dominion Securities Inc., is referred to herein as a "Soliciting Dealer". RBC Dominion Securities Inc. will be paid customary fees for its services rendered as a Dealer Manager, and each Dealer Manager will be reimbursed by the Offeror for its reasonable out-of-pocket expenses. In addition, the Dealer Managers will be indemnified by the Offeror against certain liabilities, including violations under securities Laws. The Offeror has agreed to pay to each Soliciting Dealer whose name appears in the appropriate space in the Letter of Transmittal accompanying a deposit of Shares a fee of CDN$0.15 for each such Share deposited and acquired by the Offeror under the Offer. The aggregate amount payable to a member of the Soliciting Dealer Group with respect to any single depositing Shareholder will not be more than CDN$1,500. If Shares deposited and registered in a single name are beneficially owned by more than one person, the minimum and maximum amount will be applied separately in respect of each such beneficial owner. The Offeror may require a Soliciting Dealer to furnish evidence of such beneficial ownership satisfactory to the Offeror at the time of deposit.

        Depositing Shareholders will not be obligated to pay any brokerage fee or commission with respect to the purchase of Shares by the Offeror pursuant to the Offer if they accept the Offer by depositing their Shares directly with the Depositary or the U.S. Forwarding Agent or by utilizing the services of any member of the Soliciting Dealer Group to accept the Offers. If a depositing Shareholder owns Shares through a broker or other nominee and such broker or nominee deposits Shares on the Shareholder's behalf, the broker or nominee may charge a fee for performing this service. Except as set forth above, the Offeror will not pay any fees or commissions to any broker or dealer or any other person for soliciting deposits of Shares pursuant to the Offer (other than to certain Dealer Managers, the Soliciting Dealers and the Depositary and the U.S. Forwarding Agent).

        Shareholders should contact the Depositary, the U.S. Forwarding Agent, the Dealer Managers or a broker or dealer for assistance in accepting the Offer and in depositing Shares with the Depositary or the U.S. Forwarding Agent.

20.   Expenses of the Offer

        The Offeror estimates that if it acquires all of the Shares pursuant to the Offer, the total amount required to pay the related fees and expenses of the Offer will be approximately $43 million. Such fees and expenses will be paid out of the term loan described under Section 6 of the Circular, "Source of Funds".

21.   Consents

To:   The Directors of TUI and Ship Acquisition Inc.

        We hereby consent to the reference to our name and opinion contained under "Certain Income Tax Considerations — Canadian Federal Income Tax Considerations" in the take-over bid circular accompanying the offer dated August 30, 2005 made by Ship Acquisition Inc. to the shareholders of CP Ships Limited.

August 30, 2005 Toronto, Ontario	(Signed) BLAKE, CASSELS & GRAYDON LLP

To:   The Directors of TUI and Ship Acquisition Inc.

        We hereby consent to the reference to our name and opinion contained under "Certain Income Tax Considerations — United States Federal Income Tax Considerations" in the take-over bid circular accompanying the Offer dated August 30, 2005 made by Ship Acquisition Inc. to the Shareholders of CP Ships Limited.

August 30, 2005 Washington, DC	(Signed) WILMER CUTLER PICKERING HALE AND DORR LLP

22.   Approval and Certificate of Ship Acquisition Inc.

        The contents of the Offer and the Circular have been approved, and the sending, communication or delivery thereof to the shareholders of CP Ships Limited has been authorized by the board of directors of Ship Acquisition Inc. The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. In addition, the foregoing does not contain any misrepresentation likely to affect the value or the market price of the securities which are the subject of the Offer.

DATED August 30, 2005

(Signed) DIETER BRETTSCHNEIDER Chief Executive Officer	(Signed) HORST BAIER Chief Financial Officer
On behalf of the board of directors
(Signed) HOLGER OETJEN	(Signed) BRIAN WESTLAKE

23.   Approval and Certificate of TUI

        The contents of the Offer and the Circular have been approved, and the sending, communication or delivery thereof to the shareholders of CP Ships Limited has been authorized by the board of directors of TUI. The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. In addition, the foregoing does not contain any misrepresentation likely to affect the value or the market price of the securities which are the subject of the Offer.

DATED August 30, 2005

(Signed) DR. MICHAEL FRENZEL Chief Executive Officer	(Signed) RAINER FEUERHAKE Chief Financial Officer
On behalf of the board of directors
(Signed) SEBASTIAN EBEL	(Signed) DR. PETER ENGELEN

The Depositary, Computershare Investor Services Inc.

By Mail

P.O. Box 7021
31 Adelaide St. E.
Toronto, Ontario, Canada
M5C 3H2
Attention: Corporate Actions

By Registered Mail, Hand or by Courier

100 University Avenue
9th Floor
Toronto, Ontario, Canada
M5J 2Y1
Attention: Corporate Actions
Toll-free: 1-866-982-9270 (North America)
Phone: 1-514-982-7127 (Overseas)
E-Mail: corporateactions@computershare.com

Montreal	Vancouver	Calgary
650 de Maisonneuve Blvd. West Suite 700 Montreal, Quebec, Canada H3A 3S8	510 Burrard Street, 2nd Floor Vancouver, British Columbia, Canada V6C 3B9	Western Gas Tower 600, 530 - 8th Avenue SW Calgary, Alberta, Canada T2P 3S8

The U.S. Forwarding Agent, Computershare Trust Company of New York

Wall Street Plaza
88 Pine Street, 19th Floor
New York, New York, USA 10005

The Information Agent for the Offer is:
MacKenzie Partners, Inc.
105 Madison Avenue
New York, New York, USA 10016
Telephone: 212-929-5500 (Call Collect) or
Toll Free: 800-322-2885

The Dealer Managers for the Offer are:

In Canada	In the United States
RBC Dominion Securities Inc. 200 Bay Street Royal Bank Plaza, South Tower 4th Floor Toronto, Ontario, Canada M5J 2W7 Telephone: 888-720-1216	Citigroup Global Markets Inc. 388 Greenwich Street New York, New York, USA 10013 Telephone: 888-890-8454
Citigroup Global Markets Canada Inc. 161 Bay Street, Suite 4600 Toronto, Ontario, Canada M5J 2S1 Telephone: 888-890-8454	Greenhill & Co., LLC 300 Park Avenue New York, New York, USA 10022 Telephone: 212-372-4010

Any questions and requests for assistance may be directed by Shareholders to the Dealer Managers, the Depositary, the U.S. Forwarding Agent or the Information Agent at their respective telephone numbers and locations set out above. Shareholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer. Additional copies of this document, the Letter of Transmittal or the Notice of Guaranteed Delivery may be obtained without charge on request from the Information Agent.

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NOTICE TO UNITED STATES SHAREHOLDERS
EXCHANGE RATE INFORMATION
FORWARD-LOOKING STATEMENTS
TABLE OF CONTENTS
DEFINITIONS
SUMMARY
OFFER TO PURCHASE
CIRCULAR